




# GREIF

2012 Annual Report





# 135 YEARS

The company was founded in 1877 as a cooperage shop making wooden barrels, casks and kegs to transport post-Civil War goods. Since the mid-1900s, we transitioned our business to be the leading global producer of industrial packaging products and services with manufacturing facilities in over 50 countries. We are also a leading global producer of flexible intermediate bulk containers and a producer of industrial and consumer shipping sacks and multiwall bag products in North America. Additionally, we produce containerboard and corrugated products for niche markets in North America. We sell timber to third parties from approximately 270,100 acres of timber property in the southeastern United States that we manage to maximize long-term value; we also own approximately 11,860 acres of timber property in Canada. Just as in 1877, we remain committed to meeting our customers' needs in all our businesses.

## Financial Highlights (Dollars in millions, except per share amounts)

| As of and for the years ended October 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net sales | $ 4,269.5 | $ 4,248.2 | $ 3,461.8 |
| Net income attributable to Greif, Inc. | $ 126.1 | $ 177.5 | $ 202.8 |
| EBITDA[1] | $ 431.7 | $ 460.8 | $ 429.9 |
| Diluted earnings per share | | | |
| Class A Common Stock | $ 2.17 | $ 3.04 | $ 3.46 |
| Class B Common Stock | $ 3.24 | $ 4.56 | $ 5.21 |
| Dividends per share | | | |
| Class A Common Stock | $ 1.68 | $ 1.68 | $ 1.60 |
| Class B Common Stock | $ 2.51 | $ 2.51 | $ 2.39 |
| Market price at year-end | | | |
| Class A Common Stock | $ 41.96 | $ 44.78 | $ 58.74 |
| Class B Common Stock | $ 45.30 | $ 45.60 | $ 58.00 |
| Working capital[2] | $ 202.0 | $ 353.1 | $ 349.6 |
| Total assets | $ 3,856.9 | $ 4,188.8 | $ 3,481.5 |
| Long-term debt | $ 1,175.3 | $ 1,371.4 | $ 953.1 |
| Total shareholders' equity | $ 1,320.4 | $ 1,342.1 | $ 1,308.9 |
| Cash flows from operating activities | $ 473.4 | $ 172.3 | $ 178.1 |
| Capital expenditures, including timberland purchases | $ 169.7 | $ 165.8 | $ 165.1 |
| Free cash flow[3] | $ 303.7 | $ 6.5 | $ 13.0 |
| Cash dividends paid | $ 97.7 | $ 97.8 | $ 93.1 |

[1] EBITDA is defined as net income plus interest expense, net, plus income tax expense less equity earnings of unconsolidated subsidiaries, net of tax plus depreciation, depletion and amortization.
[2] Working capital represents current assets less current liabilities.
[3] Free cash flow is defined as cash provided by operating activities less capital expenditures and timberland purchases.
Note: A reconciliation of the differences between all non-GAAP financial measures used in this document with the most directly comparable GAAP financial measures is included in financial schedules on page 24 that are part of this document.

## ABOUT THE COVER



The company's four reporting segments are Rigid Industrial Packaging & Services, Flexible Products & Services, Paper Packaging and Land Management. Each is represented on the cover with a photograph depicting an aspect of its business.

## TABLE OF CONTENTS


To Our Shareholders.......1
Company Overview.......4
Rigid Industrial Packaging & Services......8
Flexible Products & Services.......12
Paper Packaging.......14
Land Management.......16
Addressing Our Responsibility as a Corporate Citizen.......18
Sustainability by the Numbers.......21
Greif at a Glance.......22
The Greif Way.......23
GAAP to Non-GAAP Reconciliations.....24

2012 Form 10-K

Corporate Information.... Inside back cover

# TO OUR SHAREHOLDERS:



David B. Fischer
*President and Chief Executive Officer*

I will begin this letter as we begin all our meetings around the world, and that is on the topic of safety.

Safety is fundamental to our business performance; it's our first priority and the right thing to do for our employees, who discuss safety at the start of each shift around the world. Maintaining a "safety first" culture is also an effective means to lower our medical and insurance costs.

We regularly measure and closely monitor safety performance in each facility in each of our businesses. Accurate assessment of a company's safety performance requires both quantitative and qualitative measurements. Greif's medical case rate, which is one of our key quantitative measures, decreased 16 percent in 2012 to 1.56 from 1.86 the year before. This result includes all recent acquisitions. Through their unrelenting attention to safety, some of our operations attained zero recordable incidents, which is a goal we aspire to for all Greif operations. Of note is our Rigid Industrial Packaging EMEA region, which achieved its lowest medical case rate since 2006, and our Flexible Products segment, which has already achieved world-class safety performance.

MEDICAL CASE RATE



3.51
2007
3.18
2008
2.68
2009
2.56
2010
1.86
2011
1.56
2012


We continue to pursue an incident-free work environment for all Greif employees worldwide.

Financially, 2012 will be remembered for the persistently difficult global macroeconomic that challenged us throughout the year. A sharp drop in volumes, particularly in Europe, during the final months of 2011 certainly influenced our actions for 2012. We adjusted our global manufacturing footprint to align it with customer demand trends in our Rigid Industrial Packaging & Services and Flexible Products & Services segments. And we significantly streamlined our structure to better enable collaboration across our portfolio of businesses and geographies.

The result: At the end of fiscal 2012, we were stronger and had greater stability in our businesses than when we began the year.

Throughout 2012, we focused on achieving our three priorities for the year:

- improving working capital management;
- increasing cash flow; and
- integrating acquisitions.

We noted several important achievements during 2012. These included record free cash flow[1] of $304 million for the company and record annual sales of $714 million and operating profit of $84 million for our Paper Packaging segment.

Earlier this month, we were pleased to successfully complete the refinancing of our $1 billion senior secured credit facilities. These new facilities reduce our borrowing costs and enhance financial flexibility.

Demand for our products began to stabilize in the first quarter of 2012 as our customers carefully navigated an uncharted environment under tight supply chain conditions. We saw sequential improvement in demand during the second quarter; however, the increase we anticipated during the second half of 2012 did not materialize. This prompted us to respond with additional cost-cutting actions, which included work force and shift pattern adjustments, network rationalization and other Greif Business System initiatives. These actions put us on a more stable footing going forward.

The streamlined reporting structure I referenced earlier consists of three group presidents that report directly to me. Addison Kilibarda is Group President of Rigid Industrial Packaging & Services for the Americas. He also has global responsibility for our packaging accessories business and is responsible for lifecycle services in the Americas. Ivan Signorelli is Group President of Rigid Industrial Packaging & Services for the EMEA and Asia Pacific regions. Additionally, Ivan is responsible for our global intermediate bulk container strategy and the global strategy for lifecycle services and its operations within his region. Pete Watson is Group President of Paper Packaging. He is also responsible for global sourcing and supply chain and for the Greif Business System. Since September, each of the new group presidents has shaped his organization to align it with the goal of the new reporting structure, which is to increase the level of collaboration across businesses and geographies within our portfolio. Gary Martz will continue as President of our Land Management segment as well as General Counsel responsible for our Legal Department, and Michael Mapes will continue as President of Flexible Products & Services.

We expect this structure to result in additional value for our company. This expanded focus and cooperation will drive increased synergies, including shared costs that will help move the company toward a lower total cost structure.

*Every effort we make to enhance our sustainability profile must have a business case. If it doesn't make sense for the business, it isn't sustainable.*

The benefits of the new structure are already evident. For example, North America is sharing its Operational Excellence and Commercial Excellence resources with Latin America, our EarthMinded™ reconditioning business is picking up used containers from some of our drum factories and plans are underway to co-locate businesses under one roof in some regions.

The importance of sustainability increased further in 2012. We continued to anticipate and respond to growing interest from our customers concerning sustainability initiatives while also pursuing our existing multi-year goals within the company to reduce our energy and water consumption and

[1] Free cash flow is defined as cash provided by operating activities less capital expenditures and timberland purchases.

Note: A reconciliation of the differences between all non-GAAP financial measures used in this document with the most directly comparable GAAP financial measures is included in financial schedules on page 24 that are part of this document.

greenhouse gas emissions. We are progressing well in these areas, which also help reduce costs. As I stated in last year's annual report, every effort we make to enhance our sustainability profile must have a business case. If it doesn't make sense for the business, it isn't sustainable.

We have heard considerable discussion about the new normal, especially during the past year. Governments, businesses and individuals are all seeking to understand the short- and long-term implications of this new environment. The new normal impacts both short-term market conditions and the consideration and selection of long-term strategies.

Uncertainty continues to bear on the outlook for the company and many of our top customers. We have limited ability to forecast the effect of global macroeconomic issues and prevailing social and political uncertainties. As a result, our focus is on controlling the controllable as we continue to adjust our cost structure to levels consistent with customer demand trends. We remain agile and flexible as our customers address their competitive positions and geographic needs going forward.

There is another vital dimension to the new normal. This involves opportunities that did not exist until recently, which have evolved from the advent of abundant low-cost natural gas in North America. Migration of some manufacturing businesses relocating their operations or establishing a new presence in North America is underway. Not only has low-cost natural gas become more available, but labor costs in traditionally low-cost countries have increased, making the U.S. more attractive. We expect these trends to lead to increased economic activity in North America, which will serve as a catalyst for our customers...and consequently for Greif's future growth.

We have the most comprehensive industrial packaging footprint in place to respond to the manufacturing renaissance in North America. Several of our customers have made public announcements in recent months that involve significant investment in new and expanded facilities in North America. We are well-positioned to respond to their needs and also benefit from these positive, long-term developments.

*We have the most comprehensive industrial packaging footprint in place to respond to the manufacturing renaissance in North America.*

In fiscal 2013, we will remain focused on generating cash, continue to integrate and promote our global growth strategies, seek additional synergies across our businesses and geographic regions, conform our manufacturing footprint to customer demand trends, move closer to achieving our long-term sustainability goals and enhance our position in North America. All of this will be conducted with the utmost attention to safety and adhering to The Greif Way.

2013 promises to be a full and interesting year.



David B. Fischer
President and Chief Executive Officer

December 31, 2012

# Our focus remains on creating long-term value in our businesses, just as we have done in previous business cycles over the past 135 years.

During fiscal 2012, we faced macroeconomic and political issues and uncertainties, particularly outside of North America. Over the years, we have faced a number of similar challenges, including three depressions and 19 recessions, and each time we have stayed the course. Each of these economic cycles has required specific contingencies in terms of the company's response, but none of them has deterred us from continuing to pursue our goals. Our focus remains on creating long-term value in our businesses, just as we have done in previous business cycles over the past 135 years.

In all our actions, we are guided by The Greif Way, which defines the principles of respect and integrity we demand of ourselves. The Greif Way is the capstone of the Greif Business System, a quantitative, systematic and disciplined process to improve productivity, reduce costs and drive shareholder value.

The Greif Business System, introduced in 2003, helps us achieve our goals. It provides a pathway for further gains in lean manufacturing, value pricing, improved sourcing and supply chain support and improved balance sheet management.

At the heart of the Greif Business System is safety, our highest priority and everyone's responsibility. We want all employees to leave their workplaces each day in the same condition as they entered. This emphasis goes far beyond an aspiration and is regularly measured in each of our business units around the world. For fiscal 2012, our medical case rate continued to decline and was well below that of five years ago. We won't be satisfied until the entire company's medical case rate is zero.

Administrative excellence is also part of our Greif Business System. This means that we seek to be efficient in our actions and a steward of financial and material resources. In the past two years, we sharpened our focus and introduced new processes to continuously improve our financial management performance. We achieved further progress in 2012 by reducing our working capital needs and increasing cash from operating activities and free cash flow[1] to record levels. We made significant progress in 2012 and our emphasis on cash will continue to be a priority for the company going forward.

Strategic planning is closely linked with the Greif Business System. It enables us to achieve continuous improvement in our operations, provides the pathway for our growth and helps to stabilize our efforts during periods of uncertainty. We are performance-driven. Through strategic planning, we are able to pursue excellence in all of our businesses with purpose and confidence in our actions.

[1] Free cash flow is defined as cash provided by operating activities less capital expenditures and timberland purchases.

## Explicit in The Greif Way, sustainability underpins our strategy, our products and our processes.

dollars in millions



Working Capital[1]
400
300
200
100
0
349.6
353.1
202.0
2010
2011
2012




Free Cash Flow[2]
400
300
200
100
0
13.0
6.5
303.7
2010
2011
2012




Long-term Debt
1,500
1,000
500
0
953.1
1,371.4
1,175.3
2010
2011
2012


[1] Working capital represents current assets less current liabilities.

[2] Free cash flow is defined as cash provided by operating activities less capital expenditures and timberland purchases.

Note: A reconciliation of the differences between all non-GAAP financial measures used in this document with the most directly comparable GAAP financial measures is included in financial schedules on page 24 that are part of this document.

Our most recent strategy team identified four key drivers that will shape and influence the company's future performance: population growth; urban expansion; scarcity of natural resources; and environmental challenges. These factors impact our businesses and considerations directly related to sustainability.

For Greif, sustainability is not a one-off activity. Explicit in The Greif Way, sustainability underpins our strategy, our products and our processes. Sustainability simply means that we will continue to exist and thrive as a company for another 135 years and more.

Within the context of our longer term strategies, we identified three goals for 2012. These included improving working capital management, increasing cash flow and further integrating acquisitions. We significantly exceeded our 2012 goal of reducing working capital requirements and also achieved record free cash flow for the year.

# GLOBAL GROWTH STRATEGIES







## FLEXIBLE INTERMEDIATE BULK CONTAINERS

Flexible Intermediate Bulk Containers (FIBCs) are an integral part of Greif's polywoven strategy. They are made of polypropylene and have a capacity to hold approximately 2,000 pounds of product.

The company established its leading global share in the FIBC market in 2010 through acquisition of the three largest manufacturers in this market and the largest distributor of FIBCs in Europe. Implementation of the Greif Business System has led to a streamlined facility footprint, increased manufacturing efficiencies and back-office consolidation consistent with goals to achieve superior returns in this business.

Greif's long-term strategy includes growth beyond FIBCs to include additional markets using polywoven fabric. The global polywoven market includes FIBCs, shipping sacks, geotextiles and other woven products.

## RIGID INTERMEDIATE BULK CONTAINERS

Rigid Intermediate Bulk Containers (RIBCs) are an important product within the rigid industrial packaging portfolio. They are blow-molded plastic containers with capacities in excess of 275 gallons that are secured in a steel cage.

The company substantially strengthened its presence in this market in 2011 through the acquisition of Fustiplast. Its patented technology and high quality products, including Flubox®, a new generation RIBCs acknowledged for its technical features, have been further recognized through strong customer acceptance.

The company plans to install Fustiplast lines in select markets globally. Two lines were installed during 2012, representing the initial phase of long-term plans. The disciplined rollout of this product will benefit from opportunities to install RIBC lines at existing Greif manufacturing facilities in space made available through prior Greif Business System manufacturing efficiency initiatives.

## RIGID DRUM RECONDITIONING

Rigid drum reconditioning emphasizes that the highest and best use of any container is reuse in its current form. Beyond compatibility with new drums and sustainability benefits, drum reconditioning offers attractive financial returns based on scale, competitive remanufacturing processes and efficient collection systems.

The company expanded into the drum reconditioning business in 2010 through acquisitions of two leading drum reconditioning companies in the United States and significantly increased its global footprint the following year through the acquisition of the largest drum reconditioning company in Europe.

The long-term strategy is focused on building a global network to provide customers with cradle-to-cradle services that offer competitive value and sustainability benefits.

While lower commodity costs contributed to the working capital reduction, this improvement was driven by specific initiatives we implemented during the past year, including negotiating more favorable payment terms, improved inventory planning, better processes and increased focus on cash management at all levels of the company.

Following 2010 and 2011, when 20 acquisitions were completed, we turned our focus in 2012 to integration activities and the further realization of additional synergies and cost savings. These efforts involved activities such as network consolidation and cross-business initiatives.

During 2012, we achieved progress in several areas, including our three new global growth platforms – polywoven products, rigid industrial container reconditioning and rigid intermediate bulk containers. A number of bolt-on acquisitions during the previous two years also strengthened our substrate and geographic profile in select markets around the world. We anticipate additional contributions to the company's improved performance as these initiatives are fully implemented. This will set the stage for much improved operating and financial performance with excellence as the goal.


FREE CASH FLOW[1]
dollars in millions
13.0
2010
6.5
2011
303.7
2012

We have developed a unique, disciplined and powerful skill set to acquire and integrate other businesses and realize synergies and cost savings. This is an approach we have consistently followed during the past two decades, and it has been strengthened by the Greif Business System. Our commitment to creating value remains a central focus of our long-term strategies and performance expectations.

[1] Free cash flow is defined as cash provided by operating activities less capital expenditures and timberland purchases.

Note: A reconciliation of the differences between all non-GAAP financial measures used in this document with the most directly comparable GAAP financial measures is included in financial schedules on page 24 that are part of this document.



## THIS IS GREIF

Our customers want someone who shares their passion for their product, for safety, for the environment and for their customers. They need a partner who will work with them to provide the best packaging and services at the best value.



A video overview of Greif's businesses and capabilities can be viewed using the QR Code or it can be accessed online in Greif's Investor Center in the "Annual Report" section.



# RIGID INDUSTRIAL PACKAGING & SERVICES

Greif's heritage business, rigid industrial packaging, is the company's largest reporting segment and includes the most comprehensive product portfolio and global geographic footprint. Despite the challenges of 2012, principally related to macroeconomic and political issues in Western Europe, net sales increased 2 percent versus the prior year to approximately $3.1 billion. Market pressures and higher conversion costs adversely impacted margins in this segment and contributed to a decline in EBITDA[1] of approximately 7 percent to $281 million compared with $301 million in fiscal 2011.

Conditions in North America were relatively stable during 2012 while other markets experienced the impact of lower global industrial demand. We responded to the difficult environment, especially in Western Europe, by implementing a series of contingency plans to adjust our cost structure to these conditions. Our actions resulted in $22 million of restructuring charges that impacted specific facilities but did not lead to our exit from any markets. By year-end 2012, we saw signs that business conditions had stabilized.

As we managed through challenging market conditions in 2012, we also focused on acquisition integration. Two of the company's three global growth platforms, rigid industrial container reconditioning and rigid intermediate bulk containers, are reported in the Rigid Industrial Packaging & Services segment. Much of the progress that was achieved by integrating these businesses into our operations this past year was masked by the downturn in the European economy.

We benefited in fiscal 2012 from an improved geographic footprint in the rigid industrial container reconditioning business, which now includes a network of facilities in North America and Europe. We are implementing integrated marketing in response to increased customer interest for new and reconditioned drums to meet their specific corporate objectives, including sustainability. Customers recognize Greif's reputation for quality products and services and the benefits that can be realized from our commitment to this business. Greif's EarthMinded™ Life Cycle Services (LCS) is one of the largest industrial packaging reconditioning businesses in the world. We expect this business will grow substantially as we supplement the current network with future acquisitions and green field installations and put in place more efficient systems for the collection and manufacture of reconditioned drums.

Implementation of another growth strategy, rigid intermediate bulk containers (RIBC), is moving forward following the acquisition of Fustiplast in July 2011. This strengthened Greif's global position in RIBC and established a solid platform for future growth. Fustiplast added valuable products with patented intellectual property advantages

[1] EBITDA is defined as net income plus interest expense, net, plus income tax expense less equity earnings of unconsolidated subsidiaries, net of tax plus depreciation, depletion and amortization.

Note: A reconciliation of the differences between all non-GAAP financial measures used in this document with the most directly comparable GAAP financial measures is included in financial schedules on page 24 that are part of this document.

As we managed through challenging market conditions in 2012, we also focused on acquisition integration.



to our portfolio. Fustiplast's brand offers specific innovation and technical qualities that differentiate them from other RIBCs currently available in the market.

In addition to integrating Fustiplast into our business, we focused on implementing our global RIBC strategy. This

While rigid industrial packaging is a relatively mature industry, we seek to introduce innovative products and services. NexDRUM™ is an example of these efforts. We expect our customers who try this drum will prefer it to others in the market because of its physical characteristics and enviromental benefits.

Three years ago, EarthMinded™ Consumer Products introduced a 65-gallon plastic rain barrel to provide a responsible rain management system for consumers and, in 2012, expanded its product offering to include a 45-gallon version. Based on U.S. Environmental Protection Agency estimates of water savings during peak



Greif NexDRUM™

In another move tying innovation with sustainability, we introduced the Greif NexDRUM™ plastic drum to the market in 2012. It is manufactured through a process that provides excellent durability maximizing consistency in diameter, wall thickness and weight using less resin. Despite its lighter weight, it is sturdier and handles the rigors of stacking better than traditional plastic drums.

involves a disciplined rollout of new RIBC lines around the world. We installed two new product lines in 2012 and have plans for others over the next several years in key global markets. Among the benefits associated with installing these RIBC lines is their installation in existing manufacturing facilities, which enables the company to realize additional synergies and cost savings over a standalone facility.

EarthMinded LCS is also developing new technologies and business approaches to transform the drum reconditioning industry. Using the proprietary technology of the Green Tool, this business is enabling customers to manage their environmental impact reductions through the use of alternative new and reconditioned containers as they pursue their own sustainability objectives.

summer months related to the use of rain barrels, our rain barrels have the potential to save approximately 95 million gallons of water annually.

## Greif has the most comprehensive portfolio of industrial packaging products and services.










| | STEEL | PLASTIC | FIBRE | IBCs[1] | FILLING & BLENDING | CLOSURES | RIGID PACKAGING RECONDITIONING | FLEXIBLES |
|---|---|---|---|---|---|---|---|---|
| GLOBAL POSITION | #1 | #2 | #1 | #3 | | #1 | | #1 |



# FLEXIBLE PRODUCTS & SERVICES

We adapted to soft market conditions in Europe and pursued network consolidation in the Flexible Products & Services segment during 2012. The overriding factor that impacted our financial results was our current concentration of net sales based in Europe. Net sales declined 16 percent to $453 million. Lower sales volumes coupled with higher costs related to ongoing consolidation of operations and product mix resulted in lower margins. Our response to these conditions led to $11 million of restructuring charges for 2012. EBITDA[1] declined to $17 million for 2012 from $32 million the prior year.



The polywoven industry complements the company's heritage business of rigid industrial packaging. Approximately 30 percent of our top customers use both products. Annual global sales of all polywoven products total approximately $12 billion, which includes flexible intermediate bulk containers (FIBCs) ($3 billion), shipping sacks ($5 billion) and geotextiles and related products ($4 billion). This total represents nearly twice the current size of the global rigid industrial packaging market.

Following extensive research and due diligence, we launched our strategy to enter the polywoven industry in early 2010. We established a 50/50 joint venture with a knowledgeable and trusted partner who the company has known and has worked in the rigid industrial packaging segment. This approach enabled us to enter new product and geographic markets. Net sales and operating profit are consolidated on Greif's financial statements and our partner's profit is recorded as a minority interest deduction below the line. With our partner, we are committed to achieving excellence in all aspects of this joint venture.

Implementation of the polywoven strategy initially focused on the FIBC product. During 2010, we acquired the top three manufacturers of FIBCs and the largest distributor of these products in Europe. These acquisitions provided a strong foundation for scalable operations and future growth. By year-end 2010, we had established the leading global position in FIBCs within a fragmented market. We believe there is a long runway regarding further industry consolidation, emerging market growth and more product line extensions.

We began to consolidate the acquired operations into a unified enterprise in October 2010 to improve margins and prepare this segment for the next stages of growth.



Key elements of the strategy include the scalable platform and the Greif Business System. This business model also benefits from institutional capabilities based on acquisition expertise and business integration strengths developed over the previous two decades as the company led consolidation of the rigid industrial packaging business.

[1] EBITDA is defined as net income plus interest expense, net, plus income tax expense less equity earnings of unconsolidated subsidiaries, net of tax plus depreciation, depletion and amortization.

Note: A reconciliation of the differences between all non-GAAP financial measures used in this document with the most directly comparable GAAP financial measures is included in financial schedules on page 24 that are part of this document.



During 2010, we acquired the top three manufacturers of FIBCs (flexible intermediate bulk containers) and the largest distributor of these products in Europe. These acquisitions provided a strong foundation for scalable operations and future growth.

We also determined at that time additional cost savings and logistical advantages could be realized by optimizing the network and constructing a fabric hub in the Kingdom of Saudi Arabia.

We made the decision to commence construction of the fabric hub in May 2011, just two months before the European economic downturn. The initial phase of the hub was completed late in 2012, and it recently began producing polywoven fabric for customers, who are receiving our entry into the market well.

As we continue to pursue initiatives, our product focus is expanding. We expect a manufacturing facility for shipping sacks – small flexible bags that hold approximately 50 pounds – to begin production in the United States in the first quarter of 2013. Shipping sacks are used to package consumer and industrial products such as animal feed, construction materials and rice.

We are currently focused on balancing our combined production capabilities with near-term customer demand trends. This has involved changes in this business's manufacturing footprint during 2012 to align it with future needs.

Two financial performance aspirations of the Flexible Products & Services segment include net sales of $700 million to $750 million and operating profit of 12 percent to 13 percent by fiscal 2015. While market conditions have been challenging since late 2011, the company is working diligently to achieve these goals.

Consistent with Greif's commitment to innovation, we began to produce in 2012 a new product made from industrial-grade woven polypropylene fabric. PackH$_2$O, a backpack designed for the human transport of water in distressed regions and disaster zones, is intended to replace the use of jerry cans and other potentially contaminated containers that women and children typically use.



These backpacks also incorporate buckles and a spigot made by our Packaging Accessories business. Initial response to this product has been encouraging.



# PAPER PACKAGING

Paper Packaging had an outstanding 2012, including record net sales of $714 million and record operating profit of $84 million. EBITDA[1] increased to $115 million from $106 million the prior year. Solid volume increases throughout 2012 and lower input costs, particularly for old corrugated containers used to produce our containerboard, benefited our performance. During the fourth quarter of 2012, we began to implement a $50 per ton containerboard price increase that is expected to benefit next year's results.



Paper Packaging's containerboard network includes two mills, five sheet-feeding plants and three box plants. Our network is approximately 75 percent integrated and produces more than 700,000 tons of containerboard annually.

We are a niche participant in the U.S. containerboard market and seek to be a champion of the independent box manufacturer. While relatively small in size by industry standards, we differentiate our capabilities principally through product quality and service. We excel at helping customers with their complex product and service needs.

We launched a disciplined multi-year strategy to increase production at our mills, decrease conversion costs, achieve higher volumes in our sheet-feeding operations and reduce the number of box plants we operate. As a result, we have identified additional opportunities for future growth and increased profitability in our business.

During the past few years, we have expanded our line of specialty products through innovation and responded creatively to customer needs. For example, the triple wall box is produced with multiple flute combinations to meet different customer requirements. It is used extensively to display agricultural products in retail food stores and to transport certain industrial products.


LeaderCORR™

We recently developed LeaderCorr™, a 100 percent sustainable and recyclable substrate with excellent print performance that has been well received by customers. It is an ideal replacement for foam board products often used for high quality retail signage and display in stores. At the end of their useful life, LeaderCorr™ products are placed directly into the recycle stream with other corrugated material, which makes LeaderCorr™ a sustainable alternative to traditional foam board.


MICRO CHOICE
A Division of Michigan Packaging Company

Litho lamination through Micro Choice is a product we offer our customers through our subsidiary Michigan Packaging Company. It provides strength and visual aesthetics that are lacking in other packaging as well as high impact graphics that create customer recognition, communicate product advantages and follow through on promotion initiatives. The unique laminating process provides strength during transport to the retailer and increased consumer recognition with in-store displays.

Our middle-market focus as a niche competitor has benefited from industry consolidation during recent years as customers migrate to businesses such as ours to meet their specific needs. We continue to pursue excellence through products, service and innovation.

[1] EBITDA is defined as net income plus interest expense, net, plus income tax expense less equity earnings of unconsolidated subsidiaries, net of tax plus depreciation, depletion and amortization.

Note: A reconciliation of the differences between all non-GAAP financial measures used in this document with the most directly comparable GAAP financial measures is included in financial schedules on page 24 that are part of this document.

Paper Packaging had an outstanding 2012, including record net sales of $714 million and record operating profit of $84 million.





# LAND MANAGEMENT

The Land Management segment had another year of strong performance in 2012. Net sales increased to $27 million compared with $21 million in 2011. Recreation, mineral and consulting revenues increased significantly in 2012 due to expanded efforts to realize additional value from our timberland assets. EBITDA[1] was $19 million for 2012 versus $22 million the prior year. In 2011, there was a $2.5 million one-time gain recognized due to a purchase price adjustment related to the expropriation of surplus property in a prior period.



Our timberlands are heritage assets that date back to the time when they were harvested as the source material to manufacture wooden barrels. Following several decades of inactive management of these properties, we initially established the Timber segment, which became the Land Management segment several years ago. As of Oct. 31, 2012, we owned 281,960 acres of timberlands, principally in the southeast states of Alabama, Louisiana and Mississippi and in Canada.

We have designated approximately 16 percent of our timberland portfolio as special use land that includes higher and better use, surplus and development property. Book value of the timberland portfolio was approximately $218 million at the end of fiscal 2012. During the past decade, we have actively managed these timberland properties and monetized a portion of those assets, especially through special use property land sales.

Our mission is to be the premier land management company. We seek to obtain the highest value for our timber products guided by principles of the Sustainable Forestry Initiative®. We use innovative silviculture techniques to improve the productivity of our timberlands, leading to increased yields over time. We sell our timber to a variety of customers in industries including paper and building materials.

We continuously seek to realize additional value from our timberland properties and our expertise. In recent years, we entered the timber consulting business and provide services ranging from regeneration and planting to conducting timber sales. We have hired wildlife biologists to improve habitats on our properties and increase the attractiveness of our recreational leases, which generates higher rental values. We are also focusing on various sustainability initiatives in our Land Management business consistent with our long-term strategy and mission statement.



In September 2012, we were recognized at the Clinton Global Initiative (CGI) Annual Meeting for our commitment to a "Pollinator Habitat Improvement" project during the past three years. The purpose of the project is to determine if modified land management practices will reduce costs associated with timber management while at the same time provide ecological and environmental benefits to pollinator species, local wildlife and ecosystems. Early results have been analyzed and indicate increased fruit set and fruit weight within managed forest systems.

[1] EBITDA is defined as net income plus interest expense, net, plus income tax expense less equity earnings of unconsolidated subsidiaries, net of tax plus depreciation, depletion and amortization.

Note: A reconciliation of the differences between all non-GAAP financial measures used in this document with the most directly comparable GAAP financial measures is included in financial schedules on page 24 that are part of this document.



Our mission is to be the premier land management company. We continuously seek to realize additional value from our timberland properties and our expertise.

Business cannot succeed in a society that fails. As an active and involved member of both the Clinton Global Initiative and the World Business Council for Sustainable Development, we join with other companies around the world that are increasing their focus on reducing their impact on the environment and being responsible corporate citizens, merging sustainability goals with business considerations to develop strategies that address environmental and social concerns.

Since 2003, with the introduction of the Greif Business System, we have been working to eliminate waste in all areas by making our processes more efficient and consuming less. We have established energy and greenhouse gas reduction goals, and are now working on reducing water consumption and eliminating landfill waste. Every employee is empowered to find ways to help us achieve our goals, and we continue to make progress in these areas.

# Addressing Our Responsibility as a Corporate Citizen

In addition to our ingrained continuous improvement ethic, we introduced several programs throughout 2012 to engage employees and assure we "do well by doing good."

## ENERGY REDUCTION IN THE OFFICE

As part of our ongoing effort to reduce energy consumption, we teamed with ThinkEco, an energy-efficiency company, to prove that when equipped with an interactive and actionable energy program, employees can effortlessly learn energy-efficient habits and automatically save tons of emissions. Through a four-month challenge that sparked broader energy dialogue, the 60 participating employees improved their energy IQ and reduced electricity consumption by using a ThinkEco modlet (modern electric outlet) and engaging in energy challenges. The employees reduced their energy consumption in the office by more than 2400 kWh, which is equivalent to approximately 2.2 metric tons of $CO_2$. We plan to permanently deploy the outlets in our headquarters building and roll it out in phases to our plants.

## ENERGY REDUCTION AT HOME

Following the success of Greif Latin America's home energy savings program, Delta Companies Group launched Greif's first such program in the U.S. in 2011. The Delta Home Energy Savings Program began with a contest to encourage associates to lower their use of electricity and natural gas for a four-month period. Delta held its second program in 2012, with 80 employees saving a total of 25 percent in gas and electric consumption.

## A HEALTHIER, MORE RESPONSIBLE WAY TO TRAVEL

We issued a challenge to employees to ride a bicycle a minimum of 100 miles during September. The 67 who responded biked an aggregate 16,218 miles (26,098 km), which is equivalent to saving 31,400 pounds of $CO_2$ emissions, 1,600 gallons of fuel and 2,079 pounds of other pollutants.

## RECOGNIZING ACHIEVEMENT

For their work in developing more sustainable engine lubricants and automotive fluids for the future, Delta Companies Group team members Jim Czerwinski, Michael Kirkwood, Clay Best, Steve Mote, Geoff Kilburn and David Nelson won Greif's 2011 Michael J. Gasser Global Sustainability Award.

The team collaborated to create high performing yet sustainable oil, lube and automotive fluid products for consumers. In their work, the Delta team addressed the issues of climate change, abiotic depletion, ozone depletion, eco-toxicity, energy and waste reduction. They formulated a plan and tapped the creativity of employees in the development, production, marketing and sales of these products, keeping a strategic focus on serving their markets and creating more value for the business.

By using alternative renewable resources, packaging and recycled materials, and then conducting a life cycle assessment on the products, Delta Companies Group by February 2012 was able to:

1. Achieve a carbon footprint reduction of 29 to 50 percent in improved bar and chain, automotive and small engine oils, and a 38 to 51 percent lower abiotic resource depletion than conventional alternatives. The cumulative environmental impact demonstrated a 10 to 28 percent improvement over conventional products.
2. Realize a 71 percent reduction in landfill waste with alternative packaging.
3. Reduce landfill waste by 977,000 gallons, energy consumption of oil products by 90 percent and $CO_2$ emissions by 64 percent with the use of re-refined base oils, methanol and glycols.

The total savings on re-refined products as of February 2012 was more than $385,000, and total new revenue was more than $2.5 million.

The team put it best in their nomination: Our team is taking the high road. There is no question we have invested more time in assessing industry change ahead of our competitors, developed a more challenging supply chain, fought harder to achieve the right economics, and been more creative at guiding our customers down the right paths, but all told we:

- Provide an outlet for waste material;
- Develop renewable solutions for our customers;
- Have the data to support the value of their choice;
- Positively impact our customers and our corporate image;
- Reduce carbon footprint, energy, waste, abiotic depletion;
- Are in a first-to-market position;
- Achieved our strategy of getting more than our share of sustainable market growth; and
- Engage our employees with something bigger and better than they would otherwise have.

## BUILDING HOMES, BUILDING FUTURE LEADERS

Eleven selected Greif future leaders participated in Habitat for Humanity's 2012 Carter Work Project in Léogâne, Haiti, which was at the epicenter of the 2010 earthquake. They worked side by side with 600 other volunteers and 100 Haitian families to build homes for the displaced families. However, they gained more than they gave as they left Haiti with new lifelong friends, a new world perspective and a renewed passion for service.

## THE PACKH$_2$O STORY

*More than 1 billion people have no easy access to safe water for personal requirements; 30,000 people – 90 percent of them children under the age of five – die each week from diseases caused by unsafe water and unhygienic living conditions. The crisis is only escalating.*

The firsthand experience of some Greif employees while installing bulk water catchment containers in Haiti led to our resolve to produce the first for-purpose personal water transport package for people in underdeveloped and water-stressed regions of the world.

The result is the PackH$_2$O. Durable and puncture resistant, it is designed to hold five gallons, with 15 percent of the weight and 50 percent of the carbon footprint of a jerry can. It will help keep clean water clean and can be easily maintained by its users.

Greif worked with the Clinton Global Initiative, Harvard-based Partners in Health and community leaders in Haiti to conduct four field tests of the backpack. The field studies resulted in modifications to the backpack form and design to meet individual needs, such as widening the straps for more comfort, altering the spigot for perfect flow and selecting a color more in line with community tastes.

Follow-up surveys were positive. 100 percent found the backpacks comfortable to use, saying they will continue to use the backpacks and that they would like to purchase them. 72 percent were able to carry more water with the backpack with over 60 percent noting that this actually represented a decrease in the amount of time spent transporting water each day.

The Pack$H_2O$ has been subsequently introduced with the help of NGO partners and UN agencies in Guatemala, Kenya and Uganda, with plans to add geographies as they are supported.

In November 2012, Pack$H_2O$ was honored with a Popular Science magazine 2012 Best of What's New Award in the Green category. Popular Science, a leading source of science and technology news since its inception in 1872, gives this award annually to products that transform their category, solve an unsolvable problem and incorporate entirely new ideas and functions.


25th Annual
POPULAR SCIENCE
BEST OF
what's new
2012

The Pack$H_2O$ also received Global Green USA's Industrial Design Award at its annual Global Green Sustainable Design Awards event. Global Green USA is the American affiliate of Green Cross International, founded by President Gorbachev, to foster a global value shift toward a sustainable and secure future.



The value of the Pack$H_2O$ was further acknowledged with a 2013 SEED (Social Economic Environmental Design®) Honorable Mention for Excellence in Public Interest Design. Recognizing design projects with exceptional social, economic and environmental impact, the SEED Awards represent the forces needed to create truly sustainable projects and positive change in the world.

Since November 2011, tens of thousands of water backpacks have been donated and distributed and are transforming the lives of many by easing their burdens and helping to keep clean water clean. Our goal is that everyone who needs a pack has a pack, and that someday, they will no longer be needed to carry water for every day use, and will be used to carry books instead.

# Sustainability by the Numbers

## ENVIRONMENTAL

We continued our energy and carbon reduction efforts in 2011, with our goal to reduce both by 15 percent of our fiscal 2008 baseline by 2015.

## GHG EMISSIONS AND ENERGY USE

Greif's fiscal 2011 greenhouse gas (GHG) emissions inventory is the company's fifth inventory completed by Battelle since 2008.

Total fiscal 2011 GHG emissions for the company were 1.2 million metric tonnes. This represents an increase from FY10 emissions of approximately 206,000 tonnes. Over half (51 percent) of this increase, however, is due to the addition of three new business segments – flexible products, RIBCs and reconditioning – to the emissions inventory. The fiscal 2011 GHG footprint of each business area is summarized in Table 1.

Table 1. FY11 GHG EMISSIONS BY BUSINESS SEGMENT

| Business Area | Emissions by Source (tonnes $CO_2e$/y) | | | | | | | | Total $CO_2e$ Emissions (tonnes/y) |
|---|---|---|---|---|---|---|---|---|---|
| | Electricity & Steam | Fuel (non-renewable) | Fuel (biomass) | Plant Mobile Sources | Greif Delivery Trucks | Outsourced Shipping | Fugitive Sources | Process Sources | |
| Corporate | 2,118 | 249 | - | 149 | - | 1 | - | - | 2,517 |
| Delta | 7,760 | 8,875 | - | 600 | - | 708 | - | - | 17,943 |
| Packaging Accessories | 6,031 | 1,617 | - | 71 | - | 2,022 | - | - | 9,742 |
| Rigid Industrial Packaging | 128,134 | 92,429 | - | 10,144 | 307 | 143,367 | - | - | 374,381 |
| Paper Packaging | 206,392 | 214,168 | 167,887 | 2,362 | 3,594 | 49,305 | 53,620 | 647 | 697,976 |
| Land Management | - | - | - | - | - | 4,356 | - | - | 4,356 |
| Flexible Packaging | 49,551 | 659 | - | - | - | - | - | - | 50,210 |
| Fustiplast | 18,264 | - | - | - | - | 2,921 | - | - | 21,185 |
| LCS | 6,830 | 17,992 | - | - | - | 8,916 | - | - | 33,738 |
| Total | 425,081 | 335,989 | 167,887 | 13,327 | 3,902 | 211,594 | 53,620 | 647 | 1,212,048 |

Despite the increase in gross GHG emissions, the GHG emissions per unit of production intensity at our manufacturing facilities has decreased year over year. Greif's GHG emissions goal of a 15 percent reduction in emissions intensity compared to the 2008 emissions baseline continues to drive performance improvements. Figure 1 shows the percent change in strategic business unit (SBU) fiscal 2011 normalized emissions compared to the 2008 baseline. To achieve the goal by the end of fiscal 2015, plants must reduce GHG emissions by approximately 3.5 percent each year. As seen by the figure, three of the SBUs have already exceeded the 2015 goal with a fourth, Paper Packaging, approaching the goal.

FIGURE 1. PROGRESS AGAINST THE 15% REDUCTION IN NORMALIZED GHG EMISSIONS GOAL



Percent Change
35.00%
25.00%
15.00%
5.00%
0.00%
-5.00%
-15.00%
-25.00%
-35.00%
12.8
6
15
7.7
16
-29.9
31
-2.3
Paper
RIP&S North America
RIP&S EMEA
RIP&S East Asia
RIP&S Latin America
Delta
GPA
RIP&S SEA


[1] Battelle is the world's largest independent research and development organization, working to advance scientific discovery and application.

Note: The information presented above is for the year 2011, the most recent numbers available.

# GREIF AT A GLANCE

| |  RIGID INDUSTRIAL PACKAGING & SERVICES |  FLEXIBLE PRODUCTS & SERVICES |  PAPER PACKAGING |  LAND MANAGEMENT |
|---|---|---|---|---|
| PRODUCTS | Steel, fibre and plastic drums, rigid intermediate bulk containers, closure systems for industrial packaging products, transit protection products, water bottles and reconditioned industrial steel and plastic containers | Flexible intermediate bulk containers (global), shipping sacks, industrial and consumer multiwall bag products (North America) | Containerboard, corrugated sheets and other corrugated products | Timber, timberland and special use properties |
| SERVICES | Blending, filling and other packaging services, logistics and warehousing, recycling, container life cycle management | Reconditioning flexible intermediate bulk containers | Packaging services | Timberland management, consulting, wildlife stewardship, minerals, recreation and mitigation bank development |
| MARKETS | Chemicals, paints and pigments, food and beverage, petroleum, industrial coatings, agricultural, pharmaceutical and mineral, among others | Similar markets to those served by Rigid Industrial Packaging & Services segment with an expanded presence in the agricultural and food industries<br><br>Seed, fertilizers, chemicals, concrete, flour, sugar, feed, pet foods, popcorn, charcoal and salt, primarily for the agricultural, chemical, building products and food industries | Home appliances, small machinery, grocery products, building products, automotive components, books and furniture, as well as numerous other applications | Active harvesting and regeneration of our United States timber properties to achieve sustainable long-term yields and the sale from time to time of timberland and special use land, which consists of surplus land, HBU land and development land |

## NORTH AMERICA

**Flexible Products & Services**
- Mexico
- United States

**Land Management**
- Canada
- United States

**Paper Packaging**
- United States

**Rigid Industrial Packaging & Services**
- Canada
- Mexico
- United States

## EUROPE, MIDDLE EAST AND AFRICA

**Europe**
- Austria
- Belgium*
- Czech Republic
- Denmark
- Finland
- France*
- Germany*
- Greece
- Hungary
- Ireland
- Italy
- Kazakhstan
- Netherlands*
- Norway
- Poland
- Portugal*
- Romania
- Russia
- Spain
- Sweden*
- Turkey*
- Ukraine*
- United Kingdom*

**Middle East**
- Saudi Arabia*
- Israel
- United Arab Emirates

**Africa**
- Algeria
- Egypt
- Kenya
- Morocco
- Nigeria
- South Africa

## ASIA PACIFIC LATIN AMERICA

- Argentina
- Australia*
- Brazil
- Chile
- China*
- Colombia
- Costa Rica
- Guatemala
- India
- Jamaica
- Malaysia
- Pakistan
- Philippines
- Singapore
- Taiwan
- Venezuela
- Vietnam*

*Facilities for both Rigid Industrial Packaging & Services and Flexible Products & Services*

# THE GREIF WAY

## THE PRINCIPLES THAT GUIDE OUR BUSINESS

Greif's values are the same, wherever we are in the world.

### ETHICAL

We can be trusted to do what is right. Greif's Code of Business Conduct and Ethics guides our decisions and actions.

### STRONG THROUGH DIVERSITY

We encourage and embrace our diversity of culture, language, location and thought. Our differences define but do not divide us; our common interests unite us. From the many, we are one: Greif.

### SERIOUS ABOUT SUSTAINABILITY

We honor our history as we focus on our future. We use financial, natural and human resources wisely without compromising the ability of future generations to meet their needs.

### COMMITTED TO CONTINUOUS IMPROVEMENT

We always look for ways to make our work, our products, our services and our company better.

## THE STANDARDS WE HOLD

### FOR OURSELVES

**PERSONAL ACCOUNTABILITY**
Greif is known around the world for integrity. Our people – principled, intelligent and reliable – reaffirm our reputation every day with their every action.

**STAY ALERT FOR SAFETY**
We take responsibility to be safe in everything we do. We are diligent in protecting our own safety as well as the safety of our co-workers. We correct unsafe practices or conditions when we see them, and stop any activity that brings unnecessary risk.

**RESPECT OTHERS**
We treat people the way we would like to be treated while being respectful of their cultural norms.

**BE PART OF THE SOLUTION**
When we see something that needs to be done, we do it. When an issue arises, we work together toward a resolution. We put company goals ahead of our personal agendas in the workplace.

### FOR CUSTOMERS

Greif customers are our first priority. Without them, we have no company.

**BUILD IN QUALITY**
Quality is our hallmark. Each of us takes responsibility for it.

**REMAIN ABOVE REPROACH**
We compete honestly and adhere to the highest standards of conduct.

**MEET AND EXCEED OUR CUSTOMERS' NEEDS**
We listen to our customers to learn about their challenges and help them determine their best solutions. We deliver products and services at fair value.

### FOR SHAREHOLDERS

We work for Greif's shareholders, the owners of our company. With this in mind, we strive to create value in all that we do.

**INCREASE OUR COMPANY'S WORTH**
Our shareholders expect it. Our future depends on it.

**MAINTAIN OUR COMPANY'S REPUTATION**
The companies with the highest standards provide the highest returns for their shareholders. We will continue to be one of those companies.

### FOR SUPPLIERS

Greif's suppliers are essential; they provide the materials and services that keep our business running.

**CULTIVATE SUPPLIER LOYALTY**
We treat our suppliers as vital partners to our business.

**EXPECT EQUAL TREATMENT**
We constantly evaluate all aspects of the products and services that we purchase. We expect quality at a fair cost.

**REMAIN FREE OF OBLIGATION**
We do not accept lavish entertainment or excessive gifts from suppliers.

## THE SUPPORT WE EXPECT FROM OUR COMPANY

We have certain expectations of the company, and it is the company's obligation to do its best to fulfill those expectations.

### SAFETY IN THE WORKPLACE

Safeguarding the health and welfare of our people is fundamental. The company is committed to providing a safe working environment.

### EQUITABLE TREATMENT OF ALL

Regardless of race, color, sex, creed, national origin or age, each Greif employee will be treated fairly.

### APPROPRIATE REWARDS

Compensation and benefits will be competitive and commensurate with the value received.

### CAREER OPPORTUNITIES

The company will be mindful of career opportunities within Greif for its employees.

# GAAP TO NON-GAAP RECONCILIATIONS

**Dollars in millions**

**GAAP to Non-GAAP Reconciliation**

**EBITDA[1]**

| Twelve months ended October 31 | 2012 | 2011 | 2010 |
|---|---|---|---|
| Operating Profit | 284.5 | 330.7 | 321.0 |
| Less: other expense (income), net | 7.5 | 14.1 | 7.1 |
| Plus: depreciation, depletion and amortization expense | 154.7 | 144.2 | 116.0 |
| EBITDA | 431.7 | 460.8 | 429.9 |

**GAAP to Non-GAAP Reconciliation by Segment**

| **EBITDA[1]** | RIPS | FPS | PPS | Land Mgmt |
|---|---|---|---|---|
| Twelve months ended October 31, 2012 | | | | |
| Operating Profit | 186.7 | (1.0) | 83.5 | 15.3 |
| Less: other expense (income), net | 10.7 | (3.2) | 0.0 | 0.0 |
| Plus: depreciation, depletion and amortization expense | 105.1 | 14.7 | 31.6 | 3.3 |
| EBITDA | 281.1 | 16.9 | 115.1 | 18.6 |

| | RIPS | FPS | PPS | Land Mgmt |
|---|---|---|---|---|
| Twelve months ended October 31, 2011 | | | | |
| Operating Profit | 219.9 | 16.9 | 74.9 | 19.0 |
| Less: other expense (income), net | 12.3 | 1.4 | 0.4 | 0.0 |
| Plus: depreciation, depletion and amortization expense | 93.0 | 16.6 | 31.6 | 3.0 |
| EBITDA | 300.6 | 32.1 | 106.1 | 22.0 |

**GAAP to Non-GAAP Reconciliation**

| **Free Cash Flow[2]** | 2012 | 2011 | 2010 |
|---|---|---|---|
| Cash from operations | 473.5 | 172.3 | 178.1 |
| Less: Capital expenditures & timberland purchases | 169.7 | 165.8 | 165.1 |
| Free cash flow | 303.8 | 6.5 | 13.0 |

**GAAP to Non-GAAP Reconciliation**

| **Working Capital[3]** | 2012 | 2011 | 2010 |
|---|---|---|---|
| Current assets | 1,064.0 | 1,285.1 | 1,135.9 |
| Less: current liabilities | 862.0 | 932.0 | 786.3 |
| Working capital | 202.0 | 353.1 | 349.6 |

[1] EBITDA is defined as net income plus interest expense, net, plus income tax expense less equity earnings of unconsolidated subsidiaries, net of tax plus depreciation, depletion and amortization.

[2] Free cash flow is defined as cash provided by operating activities less capital expenditures and timberland purchases.

[3] Working capital represents current assets less current liabilities.

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

# FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended October 31, 2012

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-00566



GREIF

(Exact name of Registrant as specified in its charter)

| **State of Delaware** | **31-4388903** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **425 Winter Road, Delaware, Ohio** | **43015** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code 740-549-6000

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Class A Common Stock | New York Stock Exchange |
| Class B Common Stock | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange). Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter was as follows:

Non-voting common equity (Class A Common Stock) - 1,299,196,848
Voting common equity (Class B Common Stock) - 302,381,135

The number of shares outstanding of each of the Registrant's classes of common stock, as of December 14, 2012, was as follows:

Class A Common Stock – 25,338,098
Class B Common Stock – 22,119,966

Listed hereunder are the documents, portions of which are incorporated by reference, and the parts of this Form 10-K into which such portions are incorporated:

1. The Registrant's Definitive Proxy Statement for use in connection with the Annual Meeting of Stockholders to be held on February 25, 2013 (the "2013 Proxy Statement"), portions of which are incorporated by reference into Parts II and III of this Form 10-K. The 2013 Proxy Statement will be filed within 120 days of October 31, 2012.

**IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS**

All statements, other than statements of historical facts, included in this Annual Report on Form 10-K of Greif, Inc. and subsidiaries (this "Form 10-K") or incorporated herein, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs, goals and plans and objectives of management for future operations, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "project," "believe," "continue," "on track" or "target" or the negative thereof or variations thereon or similar terminology. All forward-looking statements made in this Form 10-K are based on information currently available to our management. Forward-looking statements speak only as of the date the statements were made. Although we believe that the expectations reflected in forward-looking statements have a reasonable basis, we can give no assurance that these expectations will prove to be correct. Forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. For a discussion of the most significant risks and uncertainties that could cause our actual results to differ materially from those projected, see "Risk Factors" in Item 1A of this Form 10-K. The risks described in this Form 10-K are not all inclusive, and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements made in this Form 10-K are expressly qualified in their entirety by reference to such risk factors. Except to the limited extent required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

## Index to Form 10-K Annual Report for the Year ended October 31, 2012


| Form 10-K Item | | Description | Page |
|---|---|---|---|
| Part I | 1. | Business | 5 |
| | | (a) General Development of Business | 5 |
| | | (b) Financial Information about Segments | 5 |
| | | (c) Narrative Description of Business | 5 |
| | | (d) Financial Information about Geographic Areas | 7 |
| | | (e) Available Information | 7 |
| | | (f) Other Matters | 8 |
| | 1A. | Risk Factors | 8 |
| | 1B. | Unresolved Staff Comments | 14 |
| | 2. | Properties | 14 |
| | 3. | Legal Proceedings | 17 |
| | 4. | Mine Safety Disclosures | 17 |
| Part II | 5. | Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 18 |
| | 6. | Selected Financial Data | 20 |
| | 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 20 |
| | 7A. | Quantitative and Qualitative Disclosures about Market Risk | 49 |
| | 8. | Financial Statements and Supplementary Data | 53 |
| | | Consolidated Statements of Income | 53 |
| | | Consolidated Balance Sheets | 54 |
| | | Consolidated Statements of Cash Flows | 56 |
| | | Consolidated Statements of Changes in Shareholders' Equity | 57 |
| | | Note 1 - Basis of Presentation and Summary of Significant Accounting Policies | 58 |
| | | Note 2 - Acquisitions and Other Significant Transactions | 69 |
| | | Note 3 - Sale of Non-United States Accounts Receivable | 69 |
| | | Note 4 - Inventories | 72 |
| | | Note 5 - Net Assets Held for Sale | 72 |
| | | Note 6 - Goodwill and Other Intangible Assets | 73 |
| | | Note 7 - Restructuring Charges | 74 |
| | | Note 8 - Significant Nonstrategic Timberland Transactions and Consolidation of Variable Interest Entities | 76 |
| | | Note 9 - Long-Term Debt | 78 |
| | | Note 10 - Financial Instruments and Fair Value Measurements | 80 |
| | | Note 11 - Stock-Based Compensation | 83 |
| | | Note 12 - Income Taxes | 85 |
| | | Note 13 - Post Retirements Benefit Plans | 87 |
| | | Note 14 - Contingent Liabilities and Environmental Reserves | 96 |
| | | Note 15 - Earnings Per Share | 97 |
| | | Note 16 - Equity Earnings of Unconsolidated Affiliates, Net of Tax and Net Income Attributable to Noncontrolling Interests | 99 |
| | | Note 17 - Business Segment Information | 99 |
| | | Note 18 - Quarterly Financial Data (Unaudited) | 102 |
| | | Note 19 - Correction of Errors and Restatement | 115 |
| | | Note 20 - Subsequent Event | 118 |

| Form 10-K Item | | Description | Page |
|---|---|---|---|
| | | Report of Independent Registered Public Accounting Firm | 120 |
| | 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosures | 121 |
| | 9A. | Controls and Procedures | 121 |
| | | Report of Independent Registered Public Accounting Firm | 123 |
| | 9B. | Other Information | 124 |
| Part III | 10. | Directors, Executive Officers and Corporate Governance | 124 |
| | 11. | Executive Compensation | 124 |
| | 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 124 |
| | 13. | Certain Relationships and Related Transactions, and Director Independence | 125 |
| | 14. | Principal Accountant Fees and Services | 125 |
| Part IV | 15. | Exhibits and Financial Statement Schedules | 125 |
| | | Signatures | 131 |
| Schedules | | Schedule II | 132 |
| Exhibits | | Exhibits and Certifications | |

## PART I

## ITEM 1. BUSINESS

#### (a) General Development of Business

We are a leading global producer of industrial packaging products and services with manufacturing facilities located in over 50 countries. We offer a comprehensive line of rigid industrial packaging products, such as steel, fibre and plastic drums, rigid intermediate bulk containers, closure systems for industrial packaging products, transit protection products, water bottles and reconditioned containers, and services, such as container life cycle services, blending, filling and other packaging services, logistics and warehousing. We are also a leading global producer of flexible intermediate bulk containers and a North American producer of industrial and consumer shipping sacks and multiwall bag products. We also produce containerboard and corrugated products for niche markets in North America. We sell timber to third parties from our timberland in the southeastern United States that we manage to maximize long-term value. We also own timberland in Canada that we do not actively manage. In addition, we sell, from time to time, timberland and special use land, which consists of surplus land, higher and better use ("HBU") land, and development land. Our customers range from Fortune 500 companies to medium and small-sized companies in a cross section of industries.

We were founded in 1877 in Cleveland, Ohio, as "Vanderwyst and Greif," a cooperage shop co-founded by one of four Greif brothers. One year after our founding, the other three Greif brothers were invited to join the business, renamed Greif Bros. Company, making wooden barrels, casks and kegs to transport post-Civil War goods nationally and internationally. We later purchased nearly 300,000 acres of timberland to provide raw materials for our cooperage plants. We still own significant timber properties located in the southeastern United States and in Canada. In 1926, we incorporated as a Delaware corporation and made a public offering as The Greif Bros. Cooperage Corporation. In 1951, we moved our headquarters from Cleveland, Ohio to Delaware, Ohio, which is in the Columbus metro-area, where our corporate headquarters are currently located. Since the latter half of the 1900s, we have transitioned from our keg and barrel heading mills, stave mills and cooperage facilities to a global producer of industrial packaging products. Following our acquisition of Van Leer in 2001, a global steel and plastic drum manufacturer, we changed our name to Greif, Inc.

Our fiscal year begins on November 1 and ends on October 31 of the following year. Any references in this Form 10-K to the years 2012, 2011 or 2010, or to any quarter of those years, relate to the fiscal year ended in that year.

As used in this Form 10-K, the terms "Greif," "the Company," "we," "us," and "our" refer to Greif, Inc. and its subsidiaries.

#### (b) Financial Information about Segments

We operate in four business segments: Rigid Industrial Packaging & Services; Flexible Products & Services; Paper Packaging; and Land Management. Information related to each of these segments is included in Note 17 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K.

#### (c) Narrative Description of Business

***Products and Services***

In the Rigid Industrial Packaging & Services segment, we are a leading global producer of rigid industrial packaging products, including steel, fibre and plastic drums, rigid intermediate bulk containers, closure systems for industrial packaging products, transit protection products, water bottles and reconditioned containers, and services, such as container life cycle services, blending, filling and other packaging services, logistics and warehousing. We sell our industrial packaging products to customers in industries such as chemicals, paints and pigments, food and beverage, petroleum, industrial coatings, agricultural, pharmaceutical and mineral, among others.

In the Flexible Products & Services segment, we are a leading global producer of flexible intermediate bulk containers and a North American producer of industrial and consumer shipping sacks and multiwall bag products. Our flexible intermediate bulk containers consist of a polypropylene-based woven fabric that is partly produced at our production sites, as well as sourced from strategic regional suppliers. Our flexible products are sold globally and service customers and market segments similar to those as our Rigid Industrial Packaging & Services segment. Additionally, our flexible products significantly expand our presence in the agricultural and food industries, among others. Our industrial and consumer shipping sacks and multiwall bag products are used to ship a wide range of industrial and consumer products, such as seed, fertilizers, chemicals, concrete, flour, sugar, feed, pet foods, popcorn, charcoal and salt, primarily for the agricultural, chemical, building products and food industries.

In the Paper Packaging segment, we sell containerboard, corrugated sheets and other corrugated products to customers in North America in industries such as packaging, automotive, food and building products. Our corrugated container products are used to ship such diverse products as home appliances, small machinery, grocery products, building products, automotive components, books and furniture, as well as numerous other applications.

In the Land Management segment, we are focused on the active harvesting and regeneration of our United States timber properties to achieve sustainable long-term yields. While timber sales are subject to fluctuations, we seek to maintain a consistent cutting schedule, within the limits of market and weather conditions. We also sell, from time to time, timberland and special use land, which consists of surplus land, HBU land and development land. As of October 31, 2012, we owned approximately 270,100 acres of timber property in the southeastern United States and approximately 11,860 acres of timber property in Canada.

***Customers***

Due to the variety of our products, we have many customers buying different types of our products and due to the scope of our sales, no one customer is considered principal in our total operations.

***Backlog***

We supply a cross-section of industries, such as chemicals, paints and pigments, food and beverage, petroleum, industrial coatings, agricultural, pharmaceutical and mineral products, and must make spot deliveries on a day-to-day basis as our products are required by our customers. We do not operate on a backlog to any significant extent and maintain only limited levels of finished goods. Many customers place their orders weekly for delivery during the week.

***Competition***

The markets in which we sell our products are highly competitive with many participants. Although no single company dominates, we face significant competitors in each of our businesses. Our competitors include large vertically integrated companies as well as numerous smaller companies. The industries in which we compete are particularly sensitive to price fluctuations caused by shifts in industry capacity and other cyclical industry conditions. Other competitive factors include design, quality and service, with varying emphasis depending on product line.

In both the rigid industrial packaging industry and flexible packaging industry, we compete by offering a comprehensive line of products on a global basis. In the paper packaging industry, we compete by concentrating on providing value-added, higher-margin corrugated products to niche markets. In addition, over the past several years we have closed higher cost facilities and otherwise restructured our operations, which we believe have significantly improved our cost competitiveness.

***Compliance with Governmental Regulations Concerning Environmental Matters***

Our operations are subject to extensive federal, state, local and international laws, regulations, rules and ordinances relating to pollution, the protection of the environment, the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials and numerous other environmental laws and regulations. In the ordinary course of business, we are subject to periodic environmental inspections and monitoring by governmental enforcement authorities. In addition, certain of our production facilities require environmental permits that are subject to revocation, modification and renewal.

Based on current information, we believe that the probable costs of the remediation of company-owned property will not have a material adverse effect on our financial condition or results of operations. We believe that we have adequately reserved for our liability for these matters as of October 31, 2012.

We do not believe that compliance with federal, state, local and international provisions, which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has had or will have a material effect upon our capital expenditures, earnings or competitive position. We do not anticipate any material capital expenditures related to environmental control in 2013.

Refer also to Item 7 of this Form 10-K and Note 14 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K for additional information concerning environmental expenses and cash expenditures for 2012, 2011 and 2010, and our reserves for environmental liabilities as of October 31, 2012.

***Raw Materials***

Steel, resin and containerboard, as well as used industrial packaging for reconditioning, are the principal raw materials for the Rigid Industrial Packaging & Services segment, resin is the primary raw material for the Flexible Products & Services segment, and pulpwood, old corrugated containers for recycling and containerboard are the principal raw materials for the Paper Packaging segment. We satisfy most of our needs for these raw materials through purchases on the open market or under short-term and long-term supply agreements. All of these raw materials are purchased in highly competitive, price-sensitive markets, which have historically exhibited price, demand and supply cyclicality. From time to time, some of these raw materials have been in short supply at certain of our manufacturing facilities. In those situations, we ship the raw materials in short supply from one or more of our other facilities with sufficient supply to the facility or facilities experiencing the shortage. To date, raw material shortages have not had a material adverse effect on our financial condition or results of operations.

***Research and Development***

While research and development projects are important to our continued growth, the amount expended in any year is not material in relation to our results of operations.

***Other***

Our businesses are not materially dependent upon patents, trademarks, licenses or franchises.

No material portion of our businesses is subject to renegotiation of profits or termination of contracts or subcontracts at the election of a governmental agency or authority.

The businesses of our segments are not seasonal to any material extent.

***Employees***

As of October 31, 2012, we had approximately 13,560 full time employees. A significant number of our full time employees are covered under collective bargaining agreements. We believe that our employee relations are generally good.

**(d) Financial Information about Geographic Areas**

Our operations are located in North and South America, Europe, the Middle East, Africa and the Asia Pacific region. Information related to our geographic areas of operation is included in Note 17 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K. Refer to Quantitative and Qualitative Disclosures about Market Risk, included in Item 7A of this Form 10-K.

**(e) Available Information**

We maintain a website at www.greif.com. We file reports with the United States Securities and Exchange Commission ("SEC") and make available, free of charge, on or through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q or Form 10-Q/A, current reports on Form 8-K, proxy and information statements and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the SEC.

Any of the materials we file with the SEC may also be read and/or copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

#### (f) Other Matters

Our common equity securities are listed on the New York Stock Exchange ("NYSE") under the symbols GEF and GEF.B. David B. Fischer, our President and Chief Executive Officer, has timely certified to the NYSE that, at the date of the certification, he was unaware of any violation by our Company of the NYSE's corporate governance listing standards. In addition, Mr. Fischer and Robert M. McNutt, our Senior Vice President and Chief Financial Officer, have provided certain certifications in this Form 10-K regarding the quality of our public disclosures. Refer to Exhibits 31.1 and 31.2 to this Form 10-K.

## ITEM 1A. RISK FACTORS

Statements contained in this Form 10-K may be "forward-looking" within the meaning of Section 21E of the Exchange Act. Such forward-looking statements are subject to certain risks and uncertainties that could cause our operating results to differ materially from those projected. The following factors, among others, in some cases have affected, and in the future could affect, our actual financial and/or operational performance.

#### The Current and Future Challenging Global Economy may Adversely Affect Our Business.

The current economic downturn and any further economic decline in future reporting periods could negatively affect our business and results of operations. The volatility of the current economic climate makes it difficult for us to predict the complete impact of this downturn on our business and results of operations. Due to these current economic conditions, our customers may face financial difficulties, the unavailability of or reduction in commercial credit, or both, that may result in decreased sales by and revenues to our company. Certain of our customers may cease operations or seek bankruptcy protection, which would reduce our cash flows and adversely impact our results of operations. Our customers that are financially viable and not experiencing economic distress may nevertheless elect to reduce the volume of orders for our products or close facilities in an effort to remain financially stable or as a result of the unavailability of commercial credit which would negatively affect our results of operations. We may also have difficulty accessing the global credit markets due to the tightening of commercial credit availability and the financial difficulties of our customers, which would result in decreased ability to fund capital-intensive strategic projects. Further, we may experience challenges in forecasting revenues and operating results due to these global economic conditions. The difficulty in forecasting revenues and operating results may result in volatility in the market price of our common stock.

In addition, the lenders under our senior secured credit agreement and other borrowing facilities described in Item 7 of this Form 10-K under "Liquidity and Capital Resources—Borrowing Arrangements " and the counterparties with whom we maintain interest rate swap agreements, currency forward contracts and derivatives and other hedge agreements may be unable to perform their lending or payment obligations in whole or in part, or may cease operations or seek bankruptcy protection, which would negatively affect our cash flows and our results of operations.

#### Historically, Our Business has been Sensitive to Changes in General Economic or Business Conditions.

Our customers generally consist of other manufacturers and suppliers who purchase industrial packaging products and containerboard and related corrugated products for their own containment and shipping purposes. Because we supply a cross section of industries, such as chemicals, paints and pigments, food and beverage, petroleum, industrial coatings, agricultural, pharmaceutical and mineral products, and have operations in many countries, demand for our products and services has historically corresponded to changes in general economic and business conditions of the industries and countries in which we operate. Accordingly, our financial performance is substantially dependent upon the general economic conditions existing in these industries and countries, and any prolonged or substantial economic downturn in the markets in which we operate, including the current economic downturn, could have a material adverse effect on our business, results of operations or financial condition.

**Our Operations are Subject to Currency Exchange and Political Risks that Could Adversely Affect Our Results of Operations.**

We have operations in over 50 countries. As a result of our international operations, we are subject to certain risks that could disrupt our operations or force us to incur unanticipated costs.

Our operating performance is affected by fluctuations in currency exchange rates by:

- translations into United States dollars for financial reporting purposes of the assets and liabilities of our international operations conducted in local currencies; and
- gains or losses from transactions conducted in currencies other than the operation's functional currency.

The company also has indebtedness, agreements to purchase raw materials and agreements to sell finished products that are denominated in Euros. Recent events in Europe have called into question the viability of a common European currency. The failure of the Euro could negatively impact our business, results of operations and financial condition.

We are subject to various other risks associated with operating in international countries, such as the following:

- political, social and economic instability which has commonly been associated with developing countries but presently is also impacting several industrialized countries;
- war, civil disturbance or acts of terrorism;
- taking of property by nationalization or expropriation without fair compensation;
- changes in government policies and regulations;
- imposition of limitations on conversions of currencies into United States dollars or remittance of dividends and other payments by international subsidiaries;
- imposition or increase of withholding and other taxes on income remittances and other payments by international subsidiaries;
- hyperinflation in certain countries and the current threat of global deflation; and
- impositions or increase of investment and other restrictions or requirements by non-United States governments.

**The Continuing Consolidation of Our Customer Base and Suppliers may Intensify Pricing Pressure.**

Over the last few years, many of our large industrial packaging, containerboard and corrugated products customers have acquired, or been acquired by, companies with similar or complementary product lines. In addition, many of our suppliers of raw materials such as steel, resin and paper, have undergone a similar process of consolidation. This consolidation has increased the concentration of our largest customers, resulting in increased pricing pressures from our customers. The consolidation of our largest suppliers has resulted in increased cost pressures from our suppliers. Any future consolidation of our customer base or our suppliers could negatively impact our financial performance.

**We Operate in Highly Competitive Industries.**

Each of our business segments operates in highly competitive industries. The most important competitive factors we face are price, quality and service. To the extent that one or more of our competitors become more successful with respect to any of these key competitive factors, we could lose customers and our sales could decline. In addition, due to the tendency of certain customers to diversify their suppliers, we could be unable to increase or maintain sales volumes with particular customers. Certain of our competitors are substantially larger and have significantly greater financial resources.

**Our Business is Sensitive to Changes in Industry Demands.**

Industry demand for containerboard in the United States and certain of our industrial packaging products in our United States, European and other international markets has varied in recent years causing competitive pricing pressures for those products. We compete in industries that are capital intensive, which generally leads to continued production as long as prices are sufficient to cover marginal costs. As a result, changes in industry demands like the current economic downturn, including any resulting industry over-capacity, may cause substantial price competition and, in turn, negatively impact our financial performance.

**Raw Material and Energy Price Fluctuations and Shortages may Adversely Impact Our Manufacturing Operations and Costs.**

The principal raw materials used in the manufacture of our products are steel, resin, pulpwood, old corrugated containers for recycling, used industrial packaging for reconditioning, and containerboard, which we purchase or otherwise acquire in highly competitive, price sensitive markets. These raw materials have historically exhibited price and demand cyclicality. Some of these materials have been, and in the future may be, in short supply. However, we have not recently experienced any significant difficulty in obtaining our principal raw materials. We have long-term supply contracts in place for obtaining a portion of our principal raw materials. The cost of producing our products is also sensitive to the price of energy (including its impact on transport costs). We have, from time to time, entered into short-term contracts to hedge certain of our energy costs. Energy prices, in particular oil and natural gas, have fluctuated in recent years, with a corresponding effect on our production costs. Potential legislation, regulatory action and international treaties related to climate change, especially those related to the regulation of greenhouse gases, may result in significant increases in raw material and energy costs. There can be no assurance that we will be able to recoup any past or future increases in the cost of energy and raw materials.

**We may Encounter Difficulties Arising from Acquisitions.**

We have in recent years invested a substantial amount of capital in acquisitions, joint ventures and strategic investments and we expect that we will continue to do so in the foreseeable future. We are continually evaluating acquisitions and strategic investments that are significant to our business both in the United States and internationally. Acquisitions, joint ventures and strategic investments involve numerous risks, including the failure to retain key customers, employees and contracts, the inability to integrate businesses without material disruption, unanticipated costs incurred in connection with integrating businesses, the incurrence of liabilities greater than anticipated or operating results that are less than anticipated, the inability to realize the projected value, and the projected synergies are not realized. In addition, acquisitions, joint ventures and strategic investments and associated integration activities require time and attention of management and other key personnel, and other companies in our industries have similar acquisition and investment strategies. There can be no assurance that any acquisitions, joint ventures and strategic investments will be successfully integrated into our operations, that competition for acquisitions will not intensify or that we will be able to complete such acquisitions, joint ventures and strategic investments on acceptable terms and conditions. The costs of unsuccessful acquisition, joint venture and strategic investment efforts may adversely affect our results of operations, financial condition or prospects.

**We may Incur Additional Restructuring Costs and there is no Guarantee that Our Efforts to Reduce Costs will be Successful.**

We have restructured portions of our operations from time to time in recent years, particularly following acquisitions of businesses and periods of economic downturn, and it is possible that we may engage in additional restructuring opportunities. Because we are not able to predict with certainty acquisition opportunities that may become available to us, market conditions, the loss of large customers, or the selling prices for our products, we also may not be able to predict with certainty when it will be appropriate to undertake restructurings. It is also possible, in connection with these restructuring efforts, that our costs could be higher than we anticipate and that we may not realize the expected benefits. As discussed elsewhere, in 2003 we implemented the "Greif Business System," a quantitative, systematic and disciplined process to improve productivity, increase profitability, reduce costs and drive shareholder value. While we expect these initiatives to result in significant profit opportunities and savings throughout our organization, our estimated profits and savings are based on several assumptions that may prove to be inaccurate, and as a result, there can be no assurance that we will realize these profits and cost savings or that, if realized, these profits and cost savings will be sustained. If we cannot successfully continue to implement and sustain Greif Business System initiatives, our financial conditions and results of operations would be negatively affected.

**Tax Legislation Initiatives or Challenges to Our Tax Positions May Adversely Impact Our Results or Condition.**

We are a large multinational corporation with operations in the United States and international jurisdictions. As such, we are subject to the tax laws and regulations of the U.S. federal, state and local governments and of many international jurisdictions. Due to widely varying tax rates in the taxing jurisdictions applicable to our business, a change in income generation to higher taxing jurisdictions or away from lower taxing jurisdictions may have an adverse effect on our financial condition and results of operations.

From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives. In addition, U.S. federal, state and local, as well as international, tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

**Several Operations are Conducted by Joint Ventures that we cannot Operate Solely for Our Benefit.**

Several operations, particularly in emerging markets, are conducted through joint ventures, such as a significant joint venture in our Flexible Products & Services segment. In joint ventures, we share ownership and, in some instances, management of a company with one or more parties who may or may not have the same goals, strategies, priorities or resources as we do. In general, joint ventures are intended to be operated for the benefit of all co-owners, rather than for our exclusive benefit. Operating a business as a joint venture often requires additional organizational formalities as well as time-consuming procedures for sharing information, accounting and making decisions. In certain cases, our joint venture partners must agree in order for the applicable joint venture to take certain actions, including acquisitions, the sale of assets, budget approvals, borrowing money and granting liens on joint venture property. Our inability to take unilateral action that we believe is in our best interests may have an adverse effect on the financial performance of the joint venture and the return on our investment. In joint ventures, we believe our relationship with our co-owners is an important factor to the success of the joint venture, and if a co-owner changes, our relationship may be adversely affected. In addition, the benefits from a successful joint venture are shared among the co-owners, so that we do not receive all the benefits from our successful joint ventures. Finally, we may be required on a legal or practical basis or both, to accept liability for obligations of a joint venture beyond our economic interest, including in cases where our co-owner becomes bankrupt or is otherwise unable to meet its commitments. For additional information with respect to the joint venture relating to our Flexible Products & Services segment, refer to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operation—Business Acquisitions.

**Our Ability to Attract, Develop and Retain Talented Employees, Managers and Executives is Critical to Our Success.**

Our ability to attract, develop and retain talented employees, including executives and other key managers, is important to our business. The loss of certain key officers and employees, or the failure to attract and develop talented new executives and managers, could have a materially adverse effect on our business. Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution.

**Our Business may be Adversely Impacted by Work Stoppages and Other Labor Relations Matters.**

We are subject to risk of work stoppages and other labor relations matters because a significant number of our employees are represented by unions. We have experienced work stoppages and strikes in the past, and there may be work stoppages and strikes in the future. Any prolonged work stoppage or strike at any one of our principal manufacturing facilities could have a negative impact on our business, results of operations or financial condition.

**We may be Subject to Losses that Might not be Covered in Whole or in Part by Existing Insurance Reserves or Insurance Coverage.**

We are self-insured for certain of the claims made under our employee medical and dental insurance programs and for certain of our workers' compensation claims. We establish reserves for estimated costs related to pending claims, administrative fees and claims incurred but not reported. Because establishing reserves is an inherently uncertain process involving estimates, currently established reserves may not be adequate to cover the actual liability for claims made under our employee medical and dental insurance programs and for certain of our workers' compensation claims. If we conclude that our estimates are incorrect and our reserves are inadequate for these claims, we will need to increase our reserves, which could adversely affect our financial performance.

We carry comprehensive liability, fire and extended coverage insurance on most of our facilities, with policy specifications and insured limits customarily carried for similar properties. However, there are certain types of losses, such as losses resulting from wars, acts of terrorism, wind storm, flood, earthquake or other natural disasters, that may be uninsurable or subject to restrictive policy conditions. In these instances, should a loss occur in excess of insured limits, we could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted at that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss would adversely impact our business, financial condition and results of operations.

We purchase insurance policies covering general liability and product liability with substantial policy limits. However, there can be no assurance that any liability claim would be adequately covered by our applicable insurance policies or it would not be excluded from coverage based on the terms and conditions of the policy. This could also apply to any applicable contractual indemnity.

We also purchase environmental liability policies where legally required and may elect to purchase coverage in other circumstances in order to transfer all or a portion of environmental liability risk through insurance. However, there can be no assurance that any environmental liability claim would be adequately covered by our applicable insurance policies or that it would not be excluded from coverage based on the terms and conditions of the policy.

**Our Business Depends on the Uninterrupted Operations of Our Facilities, Systems and Business Functions, including Our Information Technology and Other Business Systems.**

Our business is dependent upon our ability to execute, in an efficient and uninterrupted fashion, necessary business functions, such as accessing key business data, order processing, invoicing and the operation of information technology dependent manufacturing equipment. A shut-down of or inability to access one or more of our facilities, a power outage, a pandemic, or a failure of one or more of our information technology, telecommunications or other systems could significantly impair our ability to perform such functions on a timely basis.

Our information technology systems exist on platforms in more than 50 countries, many of which have been acquired in connection with business acquisitions, resulting in a complex technical infrastructure. Such complexity creates difficulties and inefficiencies in monitoring business results and consolidating financial data and could result in a material adverse effect on our business operations and financial performance. In order to reduce this complexity, we have initiated a standard information technology platform project to transition from many of the former systems to a single system. Given its scope, this project will take several years to complete and will require significant human and financial resources. There can be no assurance that this project will be successful, and even if successful, there can be no assurance that there will not exist other difficulties and inefficiencies in our systems.

A security breach of our computer systems could also interrupt or damage our operations or harm our reputation. In addition, we could be subject to liability if confidential information relating to customers, suppliers, employees or other parties is misappropriated from our computer system. Despite the implementation of security measures, these systems may be vulnerable to physical break-ins, computer viruses, programming errors or similar disruptive problems.

We have established a business continuity plan in an effort to ensure the continuation of core business operations in the event that normal operations could not be performed due to a catastrophic event. While we continue to test and assess our business continuity plan to ensure it meets the needs of our core business operations and addresses multiple business interruption events, there is no assurance that core business operations could be performed upon the occurrence of such an event.

**Legislation/Regulation Related to Climate Change and Environmental and Health and Safety Matters and Corporate Social Responsibility Could Negatively Impact our Operations and Financial Performance.**

We must comply with extensive laws, rules and regulations in the United States and in each of the countries we engage in business regarding environmental matters, such as air, soil and water quality, waste disposal and climate change. We must also comply with extensive laws, rules and regulations regarding safety, health and corporate responsibility matters. There can be no assurance that compliance with existing and new laws, rules and regulations will not require significant expenditures. For example, the passage of the Health Care Reform Act in 2010 could significantly increase the cost of the health care benefits provided to our U.S. employees. In addition, the failure to comply materially with such existing and new laws, rules and regulations could adversely affect our operations and financial performance.

We believe it is also likely that the scientific and political attention to issues concerning the extent and causes of climate change will continue, with the potential for further regulations that could affect our operations and financial performance.

As an update to legislation and regulatory activity that impacts or could impact our business:

- The U.S. EPA issued a finding in 2009 that greenhouse gases contribute to air pollution that endangers public health and welfare. The endangerment finding and EPA's determination that greenhouse gases are subject to regulation under the Clean Air Act, will lead to widespread regulation of stationary sources of greenhouse gas emissions.

- Congress may continue to consider legislation on greenhouse gas emissions, which may include a cap and trade system for stationary sources and a carbon fee on transportation fuels.

- In 2010, the Canadian government added bisphenol A (BPA), a chemical monomer used primarily in the production of plastic and epoxy resins, to the list of toxic substances in Schedule 1 of the Canadian Environmental Protection Act, 1999. Such designation may lead to additional regulation of the use of BPA in food contact applications.

- In 2012, the SEC, as directed by Section 1502 of The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted new annual disclosure and reporting requirements for companies regarding the use of "conflict minerals" from the Democratic Republic of the Congo and adjoining countries. These new requirements could affect the sourcing, availability and cost of minerals used in the manufacture of certain of our products. It is also likely that we will incur costs associated with complying with the new supply chain due diligence procedures required by the SEC. In addition, because our supply chain is complex, we may face reputation challenges with our customers and other stakeholders if we are unable to sufficiently verify the origins of all minerals used in our products through the due diligence procedures that we implement.

Although there may be adverse financial impact (including compliance costs, potential permitting delays and increased cost of energy, raw materials and transportation) associated with any such legislation, regulation or other action, the extent and magnitude of that impact cannot be reliably or accurately estimated due to the fact that some requirements have only recently been adopted and the present uncertainty regarding other additional measures and how they will be implemented.

**Product Liability Claims and Other Legal Proceedings Could Adversely Affect our Operations and Financial Performance.**

We produce products and provide services related to other parties' products. While we have built extensive operational processes to ensure that the design and manufacture of our products meet rigorous quality standards, there can be no assurance that we or our customers will not experience operational process failures that could result in potential product, safety, regulatory or environmental claims and associated litigation. We are also subject to a variety of legal proceedings and legal compliance risks in our areas of operation around the globe. We and the industries in which we operate are at times being reviewed or investigated by regulators and other governmental authorities, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages. Simply responding to actual or threatened litigation or government investigations of our compliance with regulatory standards may require significant expenditures of time and other resources. While we believe that we have adopted appropriate risk management and compliance programs, the global and diverse nature of our operations means that legal and compliance risks will continue to exist and legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, will arise from time to time that could adversely affect our operations and financial performance.

**We may Incur Fines or Penalties, Damage to Our Reputation or Other Adverse Consequences if Our Employees, Agents or Business Partners Violate, or are Alleged to Have Violated, Anti-bribery, Competition or Other Laws.**

We cannot provide assurance that our internal controls will always protect us from reckless or criminal acts committed by our employees, agents or business partners that would violate U.S. and/or non-U.S. laws, including anti-bribery, competition, trade sanctions and regulation, and other laws. Any such improper actions could subject us to civil or criminal investigations in the U.S. and in other jurisdictions, could lead to substantial civil or criminal monetary and non-monetary penalties against us or our subsidiaries, and could damage our reputation. Even the allegation or appearance of our employees, agents or business partners acting improperly or illegally could damage our reputation and result in significant expenditures in investigating and responding to such actions.

**Changing Climate Conditions may Adversely Affect Our Operations and Financial Performance.**

Climate change, to the extent it produces rising temperatures and sea levels and changes in weather patterns, could impact the frequency or severity of weather events, wildfires and flooding. These types of events may adversely impact our suppliers, our customers and their ability to purchase our products and our ability to manufacture and transport our products on a timely basis and could result in a material adverse effect on our business operations and financial performance.

**The Frequency and Volume of Our Timber and Timberland Sales will Impact Our Financial Performance.**

We have a significant inventory of standing timber and timberland and approximately 47,750 acres of special use properties in the United States and Canada as of October 31, 2012. The frequency, demand for and volume of sales of timber, timberland and special use properties will have an effect on our financial performance. In addition, volatility in the real estate market for special use properties could negatively affect our results of operations.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

The following are our principal operating locations and the products manufactured at such facilities or the use of such facilities. We consider our operating properties to be in satisfactory condition and adequate to meet our present needs. However, we expect to make further additions, improvements and consolidations of our properties to support our business.

| Location | Products or Use | Owned | Leased |
|---|---|---|---|
| **RIGID INDUSTRIAL PACKAGING & SERVICES** | | | |
| Algeria | Steel drums | 1 | — |
| Argentina | Steel and plastic drums, water bottles, distribution centers and administrative office | 2 | 1 |
| Australia | Closures | — | 2 |
| Austria | Steel drums, reconditioned containers and services and administrative office | — | 1 |
| Belgium | Steel and plastic drums, reconditioned containers and services, administrative office and coordination center (shared services) | 3 | 1 |

| Location | Products or Use | Owned | Leased |
|---|---|---|---|
| Brazil | Steel and plastic drums, water bottles, closures, intermediate bulk containers, warehouse and general office | 5 | 11 |
| Canada | Fibre, steel and plastic drums and blending and packaging services | 3 | 2 |
| Chile | Steel drums, water bottles and distribution centers | 1 | 1 |
| China | Steel drums, closures, blending and packaging services and general offices | — | 10 |
| Costa Rica | Steel drums | — | 1 |
| Colombia | Steel and plastic drums, water bottles and administrative office | 1 | 1 |
| Czech Republic | Steel drums | 1 | — |
| Denmark | Fibre drums, intermediate bulk containers and administrative office | 0 | 1 |
| Egypt | Steel drums | 1 | — |
| France | Steel and plastic drums, closures, reconditioned containers and services and distribution centers | 5 | 3 |
| Germany | Fibre, steel and plastic drums, closures, intermediate bulk containers, reconditioned containers and services, administrative office and distribution centers | 5 | 4 |
| Greece | Steel drums and warehouse | 1 | 1 |
| Guatemala | Steel drums | 1 | — |
| Hungary | Steel drums | 1 | — |
| Israel | Fibre, steel and plastic drums and intermediate bulk containers | — | 1 |
| Italy | Steel and plastic drums, closures, water bottles, intermediate bulk containers and distribution center | 1 | 4 |
| Jamaica | Distribution center | — | 1 |
| Kazakhstan | Distribution center | — | 1 |
| Kenya | Steel and plastic drums | — | 1 |
| Malaysia | Steel and plastic drums | — | 1 |
| Mexico | Fibre, steel and plastic drums, closures and distribution centers | 1 | 2 |
| Morocco | Steel and plastic drums and plastic bottles | 1 | — |
| Netherlands | Fibre, steel and plastic drums, closures, reconditioned containers and services, research center and general offices | 4 | 1 |
| Nigeria | Steel and plastic drums | — | 3 |
| Norway | Steel drums and reconditioned containers and services | — | 1 |
| Philippines | Steel drums and water bottles | — | 1 |
| Poland | Steel drums and water bottles | 1 | 1 |
| Portugal | Steel drums | 1 | — |
| Russia | Steel drums, water bottles and intermediate bulk containers | 7 | 1 |
| Saudi Arabia | Steel drums | — | 1 |
| Singapore | Steel drums, steel parts and distribution center | — | 1 |
| South Africa | Steel and plastic drums and distribution center | — | 4 |
| Spain | Steel drums and distribution center | 3 | 1 |
| Sweden | Fibre and steel drums and distribution centers | 3 | 1 |
| Taiwan | Steel drums, distribution center and administrative office | — | 1 |
| Turkey | Steel drums and water bottles | 1 | — |
| Ukraine | Distribution center and water bottles | — | 1 |

| Location | Products or Use | Owned | Leased |
|---|---|---|---|
| United Arab Emirates | Steel drums | — | 1 |
| United Kingdom | Steel and plastic drums, water bottles, reconditioned containers and services and distribution centers | 3 | 1 |
| United States | Fibre, steel and plastic drums, intermediate bulk containers, reconditioned containers and services, closures, steel parts, water bottles, distribution centers and blending and packaging services | 22 | 19 |
| Venezuela | Steel and plastic drums and water bottles | 2 | — |
| Vietnam | Steel drums | — | 1 |
| **FLEXIBLE PRODUCTS & SERVICES:** | | | |
| Australia | Distribution center and administrative office | — | 6 |
| Belgium | Manufacturing plant | — | 1 |
| China | Manufacturing plant, administrative office, and sales office | 1 | 1 |
| Finland | Manufacturing plants | 1 | 1 |
| France | Manufacturing plants and distribution centers | 1 | 2 |
| Germany | Distribution center and administrative office | — | 4 |
| India | Distribution center and administrative office | — | 2 |
| Ireland | Distribution center | — | 1 |
| Mexico | Manufacturing plant | — | 1 |
| Netherlands | Manufacturing plants, distribution center and administrative office | — | 2 |
| Pakistan | Manufacturing plants and administrative office | — | 6 |
| Portugal | Manufacturing plants | — | 2 |
| Romania | Manufacturing plants | — | 2 |
| Saudi Arabia | Manufacturing plant and administrative office | — | 2 |
| Sweden | Distribution center | — | 1 |
| Turkey | Manufacturing plants | — | 3 |
| Ukraine | Manufacturing plants | 1 | 1 |
| United Kingdom | Manufacturing plant and distribution center | — | 1 |
| United States | Distribution centers | — | 4 |
| Vietnam | Manufacturing plant | — | 1 |
| **PAPER PACKAGING:** | | | |
| United States | Corrugated sheets, containers and other products, containerboard, multiwall bags, investment property and distribution centers | 17 | 3 |
| **LAND MANAGEMENT:** | | | |
| United States | General offices | 4 | 1 |
| **CORPORATE:** | | | |
| Luxembourg | General office | — | 1 |
| United States | Principal and general offices | 2 | — |

We also own a substantial amount of timber properties. As of October 31, 2012, our timber properties consisted of approximately 270,100 acres in the southeastern United States and approximately 11,860 acres in Canada.

### ITEM 3. LEGAL PROCEEDINGS

We do not have any pending material legal proceedings.

From time to time, various legal proceedings arise at the country, state or local levels involving environmental sites to which we have shipped, directly or indirectly, small amounts of toxic waste, such as paint solvents. To date, we have been classified as a "de minimis" participant and such proceedings do not involve potential monetary sanctions in excess of $100,000.

### ITEM 4. MINE SAFETY DISCLOSURES

None.

**PART II**

**ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Shares of our Class A and Class B Common Stock are listed on the New York Stock Exchange under the symbols GEF and GEF.B, respectively.

Financial information regarding our two classes of common stock, as well as the number of holders of each class and the high, low and closing sales prices for each class for each quarterly period for the two most recent years, is included in Note 18 to the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K.

We pay quarterly dividends of varying amounts computed on the basis described in Note 15 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K. The annual dividends paid for the last two years are as follows:

**2012 Dividends per Share – Class A $1.68; Class B $2.51**

**2011 Dividends per Share – Class A $1.68; Class B $2.51**

The terms of our current credit agreement limit our ability to make "restricted payments," which include dividends and purchases, redemptions and acquisitions of our equity interests. The payment of dividends and other restricted payments are subject to the condition that certain defaults not exist under the terms of our current credit agreement and are limited in amount by a formula based, in part, on our consolidated net income. Refer to "Liquidity and Capital Resources—Borrowing Arrangements" in Item 7 of this Form 10-K.

The following tables set forth our purchases of our shares of Class A and Class B Common Stock during 2012.

**Issuer Purchases of Class A Common Stock**

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1] | Maximum Number of Shares that May Yet be Purchased under the Plans or Programs[1] |
|---|---|---|---|---|
| November 2011 | — | — | — | 816,728 |
| December 2011 | — | — | — | 816,728 |
| January 2012 | — | — | — | 816,728 |
| February 2012 | — | — | — | 816,728 |
| March 2012 | — | — | — | 816,728 |
| April 2012 | — | — | — | 815,728 |
| May 2012 | — | — | — | 815,728 |
| June 2012 | — | — | — | 815,728 |
| July 2012 | — | — | — | 815,728 |
| August 2012 | — | — | — | 815,728 |
| September 2012 | — | — | — | 815,728 |
| October 2012 | — | — | — | 815,728 |
| Total | — | | — | |

**Issuer Purchases of Class B Common Stock**

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1) | Maximum Number of Shares that May Yet be Purchased under the Plans or Programs(1) |
|---|---|---|---|---|
| November 2011 | — | — | — | 816,728 |
| December 2011 | — | — | — | 816,728 |
| January 2012 | — | — | — | 816,728 |
| February 2012 | — | — | — | 816,728 |
| March 2012 | — | — | — | 816,728 |
| April 2012 | 1,000 | $57.17 | 1,000 | 815,728 |
| May 2012 | — | — | — | 815,728 |
| June 2012 | — | — | — | 815,728 |
| July 2012 | — | — | — | 815,728 |
| August 2012 | — | — | — | 815,728 |
| September 2012 | — | — | — | 815,728 |
| October 2012 | — | — | — | 815,728 |
| Total | 1,000 | | 1,000 | |

(1) Our Board of Directors has authorized a stock repurchase program which permits us to purchase up to 4.0 million shares of our Class A or Class B Common Stock, or any combination thereof. As of October 31, 2012, the maximum number of shares that could be purchased was 815,728 which may be any combination of Class A or Class B Common Stock.

**Performance Graph**

The following graph compares the performance of shares of our Class A and B Common Stock to that of the Standard and Poor's 500 Index and our industry group (Peer Index) assuming $100 invested on October 31, 2007 and reinvestment of dividends for each subsequent year. The graph does not purport to represent our value.


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Greif Cl A
Greif Cl B

The Peer Index comprises the containers and packaging index as shown by Dow Jones.

Equity compensation plan information required by Items 201(d) of Regulation S-K will be found under the caption "Equity Compensation Plan Information" in the 2013 Proxy Statement, which information is incorporated herein by reference.

**ITEM 6. SELECTED FINANCIAL DATA**

In the fourth quarter 2012, the Company completed its review of accounting errors that occurred over a number of years with respect to the Latin America region of the Rigid Industrial & Packaging segment. In addition, the Company corrected several prior period errors related to deferred tax assets, tax reserves and withholding taxes. The Company also corrected prior period errors related to the financing structures of two of the Company's joint ventures formed in 2010 and 2011. The impact of these errors was not material to the Company in any prior year. However, the cumulative effect of the correction of these prior period errors would have been material to the current year's consolidated financial statement of operations. Therefore, these errors were corrected by restating the relevant prior periods. The five-year selected financial data, as restated, is as follows (Dollars in millions, except per share amounts):

| As of and for the years ended October 31, | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Net sales | $4,269.5 | $4,248.2 | $3,461.8 | $2,789.5 | $3,790.5 |
| Net income attributable to Greif, Inc. | $ 126.1 | $ 177.5 | $ 202.8 | $ 105.3 | $ 238.6 |
| Total assets | $3,856.9 | $4,188.8 | $3,481.5 | $2,813.4 | $2,786.3 |
| Long-term debt, including current portion of long-term debt | $1,200.3 | $1,383.9 | $ 965.6 | $ 738.6 | $ 673.2 |
| Basic earnings per share: | | | | | |
| Class A Common Stock | $ 2.17 | $ 3.05 | $ 3.48 | $ 1.82 | $ 4.11 |
| Class B Common Stock | $ 3.24 | $ 4.56 | $ 5.21 | $ 2.72 | $ 6.15 |
| Diluted earnings per share: | | | | | |
| Class A Common Stock | $ 2.17 | $ 3.04 | $ 3.46 | $ 1.82 | $ 4.06 |
| Class B Common Stock | $ 3.24 | $ 4.56 | $ 5.21 | $ 2.72 | $ 6.15 |
| Dividends per share: | | | | | |
| Class A Common Stock | $ 1.68 | $ 1.68 | $ 1.60 | $ 1.52 | $ 1.32 |
| Class B Common Stock | $ 2.51 | $ 2.51 | $ 2.39 | $ 2.27 | $ 1.97 |

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The terms "Greif," "the Company," "we," "us" and "our" as used in this discussion refer to Greif, Inc. and its subsidiaries. Our fiscal year begins on November 1 and ends on October 31 of the following year. Any references in this Form 10-K to the years 2012, 2011 or 2010 or to any quarter of those years, relates to the fiscal year or quarter, as the case may be, ending in that year.

The discussion and analysis presented below relates to the material changes in financial condition and results of operations for our consolidated balance sheets as of October 31, 2012 and 2011, and for the consolidated statements of operations for the years ended 2012, 2011 and 2010. This discussion and analysis should be read in conjunction with the consolidated financial statements that appear elsewhere in this Form 10-K. This information will assist in your understanding of the discussion of our current period financial results.

As noted in Item 6 to this Form 10-K, the Company has corrected certain prior period errors by restating the relevant prior periods during the fourth quarter 2012. Prior period balances included in this Item are presented as restated.

**Business Segments**

We operate in four business segments: Rigid Industrial Packaging & Services; Flexible Products & Services; Paper Packaging; and Land Management.

We are a leading global producer of rigid industrial packaging products, such as steel, fibre and plastic drums, rigid intermediate bulk containers, closure systems for industrial packaging products, transit protection products, water bottles and remanufactured and reconditioned industrial containers, and services, such as container life cycle management, recycling of industrial containers, blending, filling, logistics, warehousing and other packaging services. We sell our industrial packaging products and services to customers in industries such as chemicals, paints and pigments, food and beverage, petroleum, industrial coatings, agricultural, pharmaceutical and mineral, among others.

We are a leading global producer of flexible intermediate bulk containers and related services and a North American producer of industrial and consumer multiwall bag products. Our flexible intermediate bulk containers consist of a polypropylene-based woven fabric that is partly produced at our fully integrated production sites, as well as sourced from strategic regional suppliers. Our flexible products are sold globally and service similar customers and market segments as our Rigid Industrial Packaging & Services segment. Additionally, our flexible products significantly expand our presence in the agricultural and food industries, among others. Our industrial and consumer multiwall bag products are used to ship a wide range of industrial and consumer products, such as seed, fertilizers, chemicals, concrete, flour, sugar, feed, pet foods, popcorn, charcoal and salt, primarily for the agricultural, chemical, building products and food industries.

We sell containerboard, corrugated sheets and other corrugated products to customers in North America in industries such as packaging, automotive, food and building products. Our corrugated container products are used to ship such diverse products as home appliances, small machinery, grocery products, building products, automotive components, books and furniture, as well as numerous other applications.

As of October 31, 2012, we owned approximately 270,100 acres of timber properties in the southeastern United States, which are actively managed, and approximately 11,860 acres of timber properties in Canada, which are not actively managed. Our Land Management team is focused on the active harvesting and regeneration of our United States timber properties to achieve sustainable long-term yields. While timber sales are subject to fluctuations, we seek to maintain a consistent cutting schedule, within the limits of market and weather conditions. We also sell, from time to time, timberland and special use properties, which consist of surplus properties, higher and better use ("HBU") properties, and development properties.

**Greif Business System**

In 2003, we implemented the "Greif Business System," a quantitative, systematic and disciplined process to improve productivity, increase profitability, reduce costs and drive shareholder value. The Greif Business System is directed by the Greif Way, which embodies the principles that are at the core of our culture: respect for one another, "treating others as we want to be treated" and respect for our environment. The operating engine for the Greif Business System is a combination of lean manufacturing; network alignment and continuous improvement within our facilities; customer service; value selling and other commercial initiatives; maximizing cash flow; and strategic sourcing and supply chain initiatives to more effectively leverage our global spend. More recently, we have also focused on applying "lean" principles to back-office activities to streamline and improve transactional processes across our network of business and shared services. At the core supporting the Greif Business System is our people, using rigorous performance management and robust strategic planning skills to guide our continued growth.

**Critical Accounting Policies**

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of these consolidated financial statements, in accordance with these principles, require us to make estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements.

A summary of our significant accounting policies is included in Note 1 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K. We believe that the consistent application of these policies enables us to provide readers of the consolidated financial statements with useful and reliable information about our results of operations and financial condition. The following are the accounting policies that we believe are most important to the portrayal of our results of operations and financial condition and require our most difficult, subjective or complex judgments.

Other items that could have a significant impact on the financial statements include the risks and uncertainties listed in Part I, Item 1A—Risk Factors. Actual results could differ materially using different estimates and assumptions, or if conditions are significantly different in the future.

***Allowance for Accounts Receivable.*** We evaluate the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. In addition, we recognize allowances for bad debts based on the length of time receivables are past due with allowance percentages, based on our historical experiences, applied on a graduated scale relative to the age of the receivable amounts. If circumstances change (e.g., higher than expected bad debt experience or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due to us could change by a material amount.

***Inventory Reserves.*** Reserves for slow moving and obsolete inventories are provided based on historical experience, inventory aging and product demand. We continuously evaluate the adequacy of these reserves and make adjustments to these reserves as required. We also evaluate reserves for losses under firm purchase commitments for goods or inventories.

***Net Assets Held for Sale.*** Net assets held for sale represent land, buildings and land improvements less accumulated depreciation. We record net assets held for sale in accordance with Accounting Standards Codification ("ASC") 360 "Property, Plant, and Equipment," at the lower of carrying value or fair value less cost to sell. Fair value is based on the estimated proceeds from the sale of the facility utilizing recent purchase offers, market comparables and/or data obtained from our commercial real estate broker. Our estimate as to fair value is regularly reviewed and subject to changes in the commercial real estate markets and our continuing evaluation as to the facility's acceptable sale price.

***Goodwill, Other Intangible Assets and Other Long-Lived Assets.*** We account for goodwill in accordance with ASC 350, "Intangibles—Goodwill and Other." Under ASC 350, purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment either annually or when events and circumstances indicate an impairment may have occurred. Our reporting units contain goodwill and indefinite-lived intangibles that are assessed for impairment. A reporting unit is the operating segment, or a business one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. Intangible assets with finite lives, primarily customer relationships, patents, non-competition agreements and trademarks, continue to be amortized over their useful lives. In conducting the annual impairment tests, the estimated fair value of our reporting units is compared to its carrying amount including goodwill. If the estimated fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the estimated fair value, further analysis is performed to assess impairment.

Our determination of estimated fair value of the reporting units is based on a discounted cash flow analysis utilizing the income approach. Under this method, the principal valuation focus is on the reporting unit's cash-generating capabilities. The discount rates used for impairment testing are based on our weighted average cost of capital. The use of alternative estimates, peer groups or changes in the industry, or adjusting the discount rate, earnings before interest, taxes, depreciation, depletion and amortization ("EBITDA") multiples or price earnings ratios used could affect the estimated fair value of the assets and potentially result in impairment. Any identified impairment would result in an adjustment to our results of operations.

We performed our annual impairment tests in fiscal 2012, 2011, and 2010, which resulted in no impairment charges.

***Properties, Plants and Equipment.*** Depreciation on properties, plants and equipment is primarily provided on the straight-line method over the estimated useful lives of our assets.

We own timber properties in the southeastern United States and in Canada. With respect to our United States timber properties, which consisted of approximately 270,100 acres as of October 31, 2012, depletion expense is computed on the basis of cost and the estimated recoverable timber acquired. Our land costs are maintained by tract. Merchantable timber costs are maintained by five product classes, pine saw timber, pine chip-n-saw, pine pulpwood, hardwood sawtimber and hardwood pulpwood, within a "depletion block," with each depletion block based upon a geographic district or subdistrict. Currently, we have eight depletion blocks. These same depletion blocks are used for pre-merchantable timber costs. Each year, we estimate the volume of our merchantable timber for the five product classes by each depletion block. These estimates are based on the current state in the growth cycle and not on quantities to be available in future years. Our estimates do not include costs to be incurred in the future. We then project these volumes to the end of the year. Upon acquisition of a new timberland tract, we record separate amounts for land, merchantable timber and pre-merchantable timber allocated as a percentage of the values being purchased. These acquisition volumes and costs acquired during the year are added to the totals for each product class within the appropriate depletion block(s). The total of the beginning, one-year growth and acquisition volumes are divided by the total undepleted historical cost to arrive at a depletion rate, which is then used for the current year. As timber is sold, we multiply the volumes sold by the depletion rate for the current year to arrive at the depletion cost. Our Canadian timber properties, which consisted of approximately 11,860 acres as of October 31, 2012, did not have any depletion expense since they were not actively managed at this time.

We believe that the lives and methods of determining depreciation and depletion are reasonable; however, using other lives and methods could provide materially different results.

As of October 31, 2012, 2011 and 2010, we recorded capitalized interest costs of $2.7 million, $3.8 million and $5.3 million, respectively.

***Restructuring Reserves.*** Restructuring reserves are determined in accordance with appropriate accounting guidance, including ASC 420, "Exit or Disposal Cost Obligations." Under ASC 420, a liability is measured at its fair value and recognized as incurred.

***Income Taxes.*** We record a tax provision for the anticipated tax consequences of our reported results of operations. In accordance with ASC 740, "Income Taxes" the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Our effective tax rate is based on income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions.

We have been providing a valuation allowance against deferred tax assets as required under ASC 740. During 2012, this valuation allowance increased by $11.6 million, primarily due to an increase related to net operating loss carryforwards outside the U.S. We reevaluate our ability to use net operating losses on an annual basis.

In accordance with ASC 740, "Income Taxes", we believe it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. In the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings, in the period such determination is made.

In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of ASC 740 and other complex tax laws. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our financial condition and operating results. During 2012 we decreased tax liabilities primarily due to a prior year issue in a non-U.S. jurisdiction where a settlement was made with the tax authorities. Refer to Note 12 to the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K for further discussion.

A number of years may elapse before a particular matter, for which we have established a reserve, is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of our cash. Favorable resolution would be recognized as a reduction to our effective tax rate in the period of resolution.

We have estimated the reasonably possible expected net change in unrecognized tax benefits through October 31, 2012 based on lapses of the applicable statutes of limitation on unrecognized tax benefits. The estimated net decrease in unrecognized tax benefits for the next 12 months ranges from $0 to $28.0 million. Actual results may differ from this estimated range.

***Pension and Postretirement Benefits.*** Pension and postretirement assumptions are significant inputs to the actuarial models that measure pension and postretirement benefit obligations and related effects on operations. Two assumptions—discount rate and expected return on assets—are important elements of plan expense and asset/liability measurement. We evaluate these critical assumptions at least annually on a plan and country-specific basis. At least annually, we evaluate other assumptions involving demographic factors, such as retirement age, mortality and turnover, and update them to reflect our experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

Accumulated and projected benefit obligations are measured as the present value of future cash payments. We discount those cash payments using the weighted average of market-observed yields for high quality fixed income securities with maturities that correspond to the payment of benefits. Lower discount rates increase present values and subsequent-year pension expense; higher discount rates decrease present values and subsequent-year pension expense.

Our discount rates for consolidated pension plans at October 31, 2012, 2011 and 2010 were 3.92%, 4.94 % and 5.20%, respectively, reflecting market interest rates.

To develop the expected long-term rate of return on assets assumption, we use a generally consistent approach worldwide. The approach considers various sources, primarily inputs from a range of advisors, inflation, bond yields, historical returns, and future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This rate is gross of any investment or administrative expenses. Assets in our principal pension plans earned 11.92% in 2012. Based on our analysis of future expectations of asset performance, past return results, and our current and expected asset allocations, we have assumed a 5.70% long-term expected return on those assets for cost recognition in 2013. This is a reduction from the 6.46%, 7.20% and 7.50% long-term affected return we had assumed in 2012, 2011 and 2010, respectively.

Changes in key assumptions for our consolidated pension and postretirement plans would have the following effects.

- Discount rate—A 25 basis point increase in discount rate would decrease pension and postretirement cost in the following year by $1.3 million and would decrease the pension and postretirement benefit obligation at year-end by about $12.8 million.

- Expected return on assets—A 50 basis point decrease in the expected return on assets would increase pension and postretirement cost in the following year by $1.4 million.

Further discussion of our pension and postretirement benefit plans and related assumptions is contained in Note 13 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K.

***Environmental Cleanup Costs.*** We expense environmental expenditures related to existing conditions caused by past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. Reserves for large environmental exposures are principally based on environmental studies and cost estimates provided by third parties, but also take into account management estimates. Reserves for less significant environmental exposures are principally based on management estimates.

Environmental expenses were $1.3 million, $0.1 million, and $0.2 million in 2012, 2011, and 2010, respectively. Environmental cash expenditures were $2.4 million, $1.3 million, and $1.7 million in 2012, 2011 and 2010, respectively. Our reserves for environmental liabilities as of October 31, 2012 amounted to $27.5 million, which included a reserve of $13.9 million related to our blending facility in Chicago, Illinois, $7.4 million related to various European drum facilities acquired from Blagden and Van Leer, $4.2 million related to various container life cycle management and recycling facilities acquired in 2011 and 2010, and $2.0 million related to various other facilities around the world. The remaining reserves were for asserted and unasserted environmental litigation, claims and/or assessments at manufacturing sites and other locations where we believe it is probable the outcome of such matters will be unfavorable to us, but the environmental exposure at any one of those sites was not individually material. As of October 31, 2012 we estimated that our payments for environmental remediation will be $8.6 million in 2013, $3.8 million in 2014, $2.1 million in 2015, $3.8 million in 2016, $2.1 million in 2017, and $7.1 million thereafter.

We anticipate that expenditures for remediation costs at most of the sites will be made over an extended period of time. Given the inherent uncertainties in evaluating environmental exposures, actual costs may vary from those estimated as of October 31, 2012. Our exposure to adverse developments with respect to any individual site is not expected to be material. Although environmental remediation could have a material effect on results of operations if a series of adverse developments occur in a particular quarter or fiscal year, we believe that the chance of a series of adverse developments occurring in the same quarter or fiscal year is remote. Future information and developments will require us to continually reassess the expected impact of these environmental matters.

***Contingencies.*** Various lawsuits, claims and proceedings have been or may be instituted or asserted against us, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot currently be determined because of the considerable uncertainties that exist.

All lawsuits, claims and proceedings are considered by us in establishing reserves for contingencies in accordance with ASC 450, "Contingencies." In accordance with the provisions of ASC 450, we accrue for a litigation-related liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Based on currently available information known to us, we believe that our reserves for these litigation-related liabilities are reasonable and that the ultimate outcome of any pending matters is not likely to have a material adverse effect on our financial position or results from operations.

***Transfers and Servicing of Financial Assets.*** We have agreed to sell trade receivables meeting certain eligibility requirements that the seller had purchased from other of our indirect wholly-owned subsidiaries, under a factoring agreement. The structure of the transactions provide for a legal true sale, on a revolving basis, of the receivables transferred from our various subsidiaries to the respective banks. The purchaser funds an initial purchase price of a certain percentage of eligible receivables based on a formula, with the initial purchase price approximating 75 percent to 90 percent of eligible receivables. The remaining deferred purchase price is settled upon collection of the receivables. At the balance sheet reporting dates, we remove from accounts receivable the amount of proceeds received from the initial purchase price since they meet the applicable criteria of ASC 860, "Transfers and Servicing," and we continue to recognize the deferred purchase price in our accounts receivable. The receivables are sold on a non-recourse basis with the total funds in the servicing collection accounts pledged to the banks between settlement dates.

***Fair Value Measurements.*** ASC 820, "Fair Value Measurements and Disclosures" defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements for financial and non-financial assets and liabilities. Additionally, this guidance established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of inputs used to measure fair values are as follows:

- Level 1—Observable inputs such as unadjusted quoted prices in active markets for identical assets and liabilities.
- Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

***Equity Earnings of Unconsolidated Affiliates, net of tax and Noncontrolling Interests.*** Equity earnings represent investments in affiliates in which we do not exercise control and have a 20 percent or more voting interest. Such investments in affiliates are accounted for using the equity method of accounting. If the fair value of an investment in an affiliate is below its carrying value and the difference is deemed to be other than temporary, the difference between the fair value and the carrying value is charged to earnings.

***Revenue Recognition.*** We recognize revenue when title passes to customers or services have been rendered, with appropriate provision for returns and allowances. Revenue is recognized in accordance with ASC 605, "Revenue Recognition."

Timberland disposals, timber and special use property revenues are recognized when closings have occurred, required down payments have been received, title and possession have been transferred to the buyer, and all other criteria for sale and profit recognition have been satisfied.

We report the sale of surplus and HBU property in our consolidated statements of income under "gain on disposals of property, plants, and equipment, net" and report the sale of development property under "net sales" and "cost of goods sold." All HBU and development property, together with surplus property, is used by us to productively grow and sell timber until the property is sold.

***Other Items.*** Other items that could have a significant impact on our financial statements include the risks and uncertainties listed in Item 1A under "Risk Factors." Actual results could differ materially using different estimates and assumptions, or if conditions are significantly different in the future.

**RESULTS OF OPERATIONS**

Historically, revenues and earnings may or may not be representative of future operating results due to various economic and other factors.

The non-GAAP financial measures of operating profit before special items and EBITDA are used throughout the following discussion of our results of operations. EBITDA is defined as net income plus interest expense, net plus income tax expense less equity earnings of unconsolidated affiliates, net of tax plus depreciation, depletion and amortization. Since we do not calculate net income by segment, EBITDA by segment is reconciled to operating profit by segment. In our Rigid Industrial Packaging & Services segment, operating profit before special items adds back restructuring charges, restructuring-related inventory charges, acquisition-related costs and non-cash asset impairment charges to that segment's operating profit. In our Flexible Products & Services segment, operating profit before special items adds back restructuring charges, acquisition-related costs and non-cash asset impairment charges to that segment's operating profit. In our Paper Packaging segment, operating profit before special items adds back restructuring charges to that segment's operating profit. We use the above-identified non-GAAP financial measures to evaluate our ongoing operations and believe the non-GAAP financial measures are useful to enable investors to perform meaningful comparisons of current and historical performance. We also believe that these non-GAAP financial measures provide a better indication of operational performance and a more stable platform on which to compare the historical performance of us than the most nearly equivalent GAAP data.

The following table sets forth the net sales, operating profit and operating profit before special items for each of our business segments for 2012, 2011 and 2010 (Dollars in millions):

| For the year ended October 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Net sales** | | | |
| Rigid Industrial Packaging & Services | $3,075.6 | $3,014.3 | $2,588.2 |
| Flexible Products & Services | 453.3 | 538.0 | 233.1 |
| Paper Packaging | 713.8 | 675.0 | 624.1 |
| Land Management | 26.8 | 20.9 | 16.4 |
| Total net sales | $4,269.5 | $4,248.2 | $3,461.8 |
| **Operating profit (loss):** | | | |
| Rigid Industrial Packaging & Services | $ 186.7 | $ 219.9 | $ 257.8 |
| Flexible Products & Services | (1.0) | 16.9 | (1.3) |
| Paper Packaging | 83.5 | 74.9 | 55.5 |
| Land Management | 15.3 | 19.0 | 9.0 |
| Total operating profit | 284.5 | 330.7 | 321.0 |
| **Restructuring charges:** | | | |
| Rigid Industrial Packaging & Services | 22.0 | 24.1 | 21.0 |
| Flexible Products & Services | 11.4 | 6.9 | 0.6 |
| Paper Packaging | — | (0.5) | 5.1 |
| Total restructuring charges | 33.4 | 30.5 | 26.7 |
| **Restructuring—related inventory charges:** | | | |
| Rigid Industrial Packaging & Services | — | — | 0.1 |
| Total restructuring—related inventory charges | — | — | 0.1 |
| **Acquisition-related costs:** | | | |
| Rigid Industrial Packaging & Services | 7.3 | 9.9 | 7.6 |
| Flexible Products & Services | 0.9 | 14.5 | 19.5 |
| Total acquisition—related costs | 8.2 | 24.4 | 27.1 |
| **Non-cash asset impairment charges:** | | | |
| Rigid Industrial Packaging & Services | — | 1.5 | — |
| Flexible Products & Services | — | 3.0 | — |
| Total non-cash asset impairment charges | — | 4.5 | — |
| **Operating profit before special items:** | | | |
| Rigid Industrial Packaging & Services | 216.0 | 255.4 | 286.5 |
| Flexible Products & Services | 11.3 | 41.3 | 18.8 |
| Paper Packaging | 83.5 | 74.4 | 60.6 |
| Land Management | 15.3 | 19.0 | 9.0 |
| Total operating profit before special items | $ 326.1 | $ 390.1 | $ 374.9 |

The following table sets forth EBITDA for our consolidated results for 2012, 2011 and 2010 (Dollars in millions):

| For the year ended October 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net income | $131.6 | $180.4 | $208.5 |
| Plus: interest expense, net | 89.9 | 76.0 | 65.5 |
| Plus: income tax expense | 56.8 | 65.0 | 43.5 |
| Plus: depreciation, depletion and amortization expense | 154.7 | 144.2 | 116.0 |
| Less: equity earnings of unconsolidated affiliates, net of tax | 1.3 | 4.8 | 3.6 |
| EBITDA | $431.7 | $460.8 | $429.9 |
| Net income | $131.6 | $180.4 | $208.5 |
| Plus: interest expense, net | 89.9 | 76.0 | 65.5 |
| Plus: income tax expense | 56.8 | 65.0 | 43.5 |
| Plus: other expense, net | 7.5 | 14.1 | 7.1 |
| Less: equity earnings of unconsolidated affiliates, net of tax | 1.3 | 4.8 | 3.6 |
| Operating profit | 284.5 | 330.7 | 321.0 |
| Less: other expense, net | 7.5 | 14.1 | 7.1 |
| Plus: depreciation, depletion and amortization expense | 154.7 | 144.2 | 116.0 |
| EBITDA | $431.7 | $460.8 | $429.9 |

The following table sets forth EBITDA for each of our business segments for 2012, 2011 and 2010 (Dollars in millions):

| For the year ended October 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Rigid Industrial Packaging & Services** | | | |
| Operating profit | $186.7 | $219.9 | $257.8 |
| Less: other expense (income), net | 10.7 | 12.3 | 5.1 |
| Plus: depreciation and amortization expense | 105.1 | 93.0 | 79.1 |
| EBITDA | $281.1 | $300.6 | $331.8 |
| **Flexible Products & Services** | | | |
| Operating profit (loss) | $ (1.0) | $ 16.9 | $ (1.3) |
| Less: other expense (income), net | (3.2) | 1.4 | 1.2 |
| Plus: depreciation and amortization expense | 14.7 | 16.6 | 4.9 |
| EBITDA | $ 16.9 | $ 32.1 | $ 2.4 |
| **Paper Packaging** | | | |
| Operating profit | $ 83.5 | $ 74.9 | $ 55.5 |
| Less: other expense (income), net | — | 0.4 | 0.1 |
| Plus: depreciation and amortization expense | 31.6 | 31.6 | 29.2 |
| EBITDA | $115.1 | $106.1 | $ 84.6 |
| **Land Management** | | | |
| Operating profit | $ 15.3 | $ 19.0 | $ 9.0 |
| Less: other expense (income), net | — | — | 0.7 |
| Plus: depreciation, depletion and amortization expense | 3.3 | 3.0 | 2.8 |
| EBITDA | 18.6 | 22.0 | 11.1 |
| Consolidated EBITDA | $431.7 | $460.8 | $429.9 |

**Year 2012 Compared to Year 2011**

***Net Sales***

Net sales were $4,269.5 million for 2012 compared with $4,248.2 million for 2011. The $21.3 million increase in 2012 compared 2011 was attributable to Rigid Industrial Packaging & Services ($61.3 million increase), Paper Packaging ($38.8 million increase), Land Management ($5.9 million increase) and Flexible Products & Services ($84.7 million decrease).

The 1 percent increase in net sales for 2012 compared with 2011 was primarily due to higher prices. Sales volumes, including acquisitions, increased 3 percent for 2012 compared to 2011, but were offset by a negative 3 percent impact of foreign currency translation. Overall, volumes on a same structure basis for 2012 decreased 2 percent compared with the prior year. This decrease was principally due to market conditions in the Rigid Industrial Packaging & Services and Flexible Products & Services segments, partially offset by stronger volumes in the Paper Packaging segment, compared with the prior year.

***Operating Costs***

Gross profit decreased to $779.7 million for 2012 from $798.4 million for 2011. Gross profit margin was 18.3 percent for 2012 versus 18.8 percent for 2011. The decline in gross profit margin was principally due to market pressure and higher conversion costs in the Rigid Industrial Packaging & Services segment and higher conversion costs and sales mix in the Flexible Products & Services segment, partially offset by lower costs for old corrugated containers in the Paper Packaging segment.

Selling, general and administrative ("SG&A") expenses were $469.4 million, or 11.0 percent of net sales, in 2012 compared with $453.3 million, or 10.7 percent of net sales, in 2011. The dollar increase in SG&A expenses was primarily due to the inclusion of SG&A expenses for acquired companies, higher pension, medical and other employee benefit and incentive costs and higher professional fees, partially offset by the positive impact of foreign currency translation and lower acquisition-related costs. Acquisition-related costs of $8.2 million and $24.4 million were included in SG&A expenses for 2012 and 2011, respectively. Acquisition-related costs represent amounts incurred to purchase and integrate our acquisitions.

***Restructuring Charges***

Restructuring charges were $33.4 million and $30.5 million for 2012 and 2011, respectively. Restructuring charges for 2012 consisted of $13.4 million in employee separation costs, $10.2 million in asset impairments and $9.8 million in other costs primarily consisting of lease termination costs and professional fees. These charges were related to the consolidation of operations in the Flexible Products & Services segment and the ongoing implementation of the Greif Business System and the rationalization of operations in Rigid Industrial Packaging & Services. Restructuring charges for 2011 consisted of $13.3 million in employee separation costs, $4.5 million in asset impairments and $12.7 million in other costs primarily consisting of lease termination costs, professional fees, relocation costs and other costs. The focus for restructuring activities during 2011 was on the integration of recent acquisitions in the Rigid Industrial Packaging & Services and Flexible Products & Services segments.

***Acquisition-Related Costs***

Acquisition-related costs were $8.2 million and $24.4 million for the 2012 and 2011, respectively. For 2012, these costs included $4.2 million of acquisition-related costs and $4.0 million of post-acquisition integration costs attributable to acquisitions completed during 2011. For 2011, these costs included $8.5 million of acquisition-related costs and $15.9 million of post-acquisition integration costs associated with integrating acquired companies, such as costs associated with implementing the Greif Business System, sourcing and supply chain initiatives, and finance and administrative reorganizations.

***Operating Profit***

Operating profit was $284.5 million and $330.7 million in 2012 and 2011, respectively. The $46.2 million decrease was primarily due to lower results in Rigid Industrial Packaging & Services ($33.2 million), Flexible Products & Services ($17.9 million) and Land Management ($3.7 million) partially offset by higher results in Paper Packaging ($8.6 million), compared with 2011.

***EBITDA***

EBITDA was $431.7 million and $460.8 million for 2012 and 2011, respectively. The decrease was primarily due to the same segment results that impacted operating profit. Depreciation, depletion and amortization expense was $154.7 million for 2012 compared with $144.2 million for 2011.

***Trends***

Overall market conditions improved modestly on a sequential basis during 2012, but at a rate below previous expectations for 2012. Continued weakness in Europe and slower than anticipated market recovery in the North America, Latin America and Asia Pacific regions impacted the Rigid Industrial Packaging & Services and Flexible Products & Services segments. A slower pace of economic recovery in all regions compared with expectations earlier in the year will continue to impact the Rigid Industrial Packaging & Services and Flexible Products & Services segments in the first quarter of 2013. The Paper Packaging segment is anticipated to achieve solid first quarter of 2013 performance based on expected strong volumes and existing containerboard prices. Positive contributions are anticipated from contingency actions, acquisition integration and ongoing Greif Business System initiatives implemented during 2012, which we believe will provide additional benefits to the 2013 results.

**Segment Review**

***Rigid Industrial Packaging & Services***

Our Rigid Industrial Packaging & Services segment offers a comprehensive line of rigid industrial packaging products, such as steel, fibre and plastic drums, rigid intermediate bulk containers, closure systems for industrial packaging products, water bottles and remanufactured and reconditioned industrial containers, and services, such as container life cycle management, recycling of industrial containers, blending, filing, logistics, warehousing and other packaging services. Key factors influencing profitability in the Rigid Industrial Packaging & Services segment are:

- Selling prices, customer demand and sales volumes;
- Raw material costs, primarily steel, resin and containerboard and used industrial packaging for reconditioning;
- Energy and transportation costs;
- Benefits from executing the Greif Business System;
- Restructuring charges;
- Contributions from recent acquisitions;
- Divestiture of facilities; and
- Impact of foreign currency translation.

Net sales were $3,075.6 million for 2012 compared with $3,014.3 million for 2011. The 2 percent increase in net sales for 2012 compared with 2011 was primarily due to a 2 percent increase in sales prices and a 4 percent increase in sales volumes, partially offset by a 4 percent negative impact of foreign currency translation.

Gross profit was $545.8 million and $558.0 million for 2012 and 2011, respectively. Gross profit margin decreased to 17.7 percent from 18.5 percent for 2012 and 2011, respectively. This reduction was primarily due to market pressure and higher conversion costs.

Operating profit was $186.7 million and $219.9 million for 2012 and 2011, respectively. Operating profit before special items decreased to $216.0 million for 2012 from $255.4 million for 2011. The $39.4 million decrease was primarily due to higher conversion costs.

EBITDA was $281.1 million and $300.6 million for 2012 and 2011, respectively. This decrease was due to the same factors that impacted the segment's operating profit. Depreciation, depletion and amortization expense was $105.1 million for 2012 compared with $93.0 million for 2011.

***Flexible Products & Services***

Our Flexible Products & Services segment offers a comprehensive line of flexible products, such as flexible intermediate bulk containers and multiwall bags. Key factors influencing profitability in the Flexible Products & Services segment are:

- Selling prices, customer demand and sales volumes;
- Raw material costs, primarily resin and containerboard;
- Energy and transportation costs;
- Benefits from executing the Greif Business System;
- Restructuring charges; and
- Impact of foreign currency translation.

Net sales were $453.3 million for 2012 compared with $538.0 million for 2011. The 16 percent decrease in net sales for 2012 compared with 2011 was primarily due to a 9 percent decrease in sales volumes due to market conditions, especially in Europe, and restructuring activities, partially offset by higher volumes for multiwall bags in the United States. For 2012, there was also a 1 percent decrease in prices and a negative 5 percent impact of foreign currency translation compared with 2011.

Gross profit was $86.2 million for 2012 versus $115.0 million for 2011. Gross profit margin was 19.0 percent and 21.4 percent for 2012 and 2011, respectively. The decrease in gross profit margin was primarily due to lower sales volumes coupled with higher costs associated with ongoing consolidation of operations and product mix.

There was an operating loss of $1.0 million for 2012 compared with an operating profit of $16.9 million for 2011. The negative impact of lower volumes, higher production costs, and startup costs principally related to the fabric hub in Saudi Arabia was partially offset by lower acquisition-related costs. Operating profit before special items decreased to $11.3 million for 2012 from $41.3 million for 2011.

EBITDA was $16.9 million and $32.1 million for 2012 and 2011, respectively. This decrease was due to the same factors that impacted the segment's operating profit. Depreciation, depletion and amortization expense was $14.7 million for 2012 compared with $16.6 million for 2011.

***Paper Packaging***

Our Paper Packaging segment sells containerboard, corrugated sheets and corrugated containers in North America. Key factors influencing profitability in the Paper Packaging segment are:

- Selling prices, customer demand and sales volumes;
- Raw material costs, primarily old corrugated containers;
- Energy and transportation costs;
- Benefits from executing the Greif Business System; and
- Divestiture of facilities.

Net sales were $713.8 million for 2012 compared with $675.0 million for 2011. The 6 percent increase in net sales for 2012 compared with 2011 was primarily due to a 7 percent increase in sales volumes, partially offset by 1 percent lower selling prices that resulted primarily from product mix.

Gross profit was $135.8 million for 2012 compared with $115.8 million for 2011. Gross profit margin increased to 19.0 percent from 17.2 percent for 2012 and 2011, respectively. This increase was primarily due to higher volumes and lower costs for old corrugated containers.

Operating profit was $83.5 million and $74.9 million for 2012 and 2011, respectively. Operating profit before special items increased to $83.5 million for 2012 from $74.4 million for 2011. The $9.1 million increase was primarily due to higher volumes and gross profit margin improvement principally due to lower raw material costs.

EBITDA was $115.1 million and $106.1 million for 2012 and 2011, respectively. This increase was due to the same factors that impacted the segment's operating profit. Depreciation, depletion and amortization expense was $31.6 million for 2012 and 2011.

***Land Management***

As of October 31, 2012, our Land Management segment consisted of approximately 270,100 acres of timber properties in the southeastern United States, which are actively harvested and regenerated, and approximately 11,860 acres in Canada. Key factors influencing profitability in the Land Management segment are:

- Planned level of timber sales;
- Selling prices and customer demand;
- Gains (losses) on sale of timberland; and
- Gains on the disposal of special use properties (surplus, HBU and development properties).

Net sales were $26.8 million and $20.9 million for 2012 and 2011, respectively. While timber sales are subject to fluctuations, we seek to maintain a consistent cutting schedule, within the limits of market and weather conditions and the age distribution of timber stands.

Operating profit and operating profit before the impact of special items were $15.3 million and $19.0 in 2012 and 2011, respectively. During 2011, a purchase price adjustment related to the expropriation of surplus property from a prior period resulted in a $2.5 million gain.

EBITDA was $18.6 million and $22.0 million for 2012 and 2011, respectively. This decrease was due to the same factors that impacted the segment's operating profit. Depreciation, depletion and amortization expense was $3.3 million for 2012 compared with $3.0 million for 2011.

In order to maximize the value of our timber property, we continue to review our current portfolio and explore the development of certain of these properties in Canada and the United States. This process has led us to characterize our property as follows:

- Surplus property, meaning land that cannot be efficiently or effectively managed by us, whether due to parcel size, lack of productivity, location, access limitations or for other reasons.
- HBU property, meaning land that in its current state has a higher market value for uses other than growing and selling timber.
- Development property, meaning HBU land that, with additional investment, may have a significantly higher market value than its HBU market value.
- Timberland, meaning land that is best suited for growing and selling timber.

We report the sale of surplus and HBU property in our consolidated statements of income under "gain on disposals of properties, plants and equipment, net" and report the sale of development property under "net sales" and "cost of products sold." All HBU and development property, together with surplus property, continues to be used by us to productively grow and sell timber until sold.

Whether timberland has a higher value for uses other than growing and selling timber is a determination based upon several variables, such as proximity to population centers, anticipated population growth in the area, the topography of the land, aesthetic considerations, including access to lakes or rivers, the condition of the surrounding land, availability of utilities, markets for timber and economic considerations both nationally and locally. Given these considerations, the characterization of land is not a static process, but requires an ongoing review and re-characterization as circumstances change.

As of October 31, 2012, we estimated that there were approximately 45,747 acres in Canada and the United States of special-use property, which we expect will be available for sale in the next five to seven years.

**Year 2011 Compared to Year 2010**

***Net Sales***

Net sales were $4,248.2 million for 2011 compared with $3,461.8 million for 2010. The $786.4 million increase in 2011 compared 2010 was due to Rigid Industrial Packaging & Services ($426.1 million increase), Paper Packaging ($50.9 million increase), Land Management ($4.5 million increase) and Flexible Products & Services ($304.9 million increase).

The 23 percent increase in net sales for 2011 compared with 2010 was primarily due higher sales volumes and prices. Sales volumes, including acquisitions, increased 13 percent for 2011 compared to 2010, including a positive 3 percent impact of foreign currency translation. Overall, sales volumes on a same structure basis for 2011 increased 2 percent compared with the prior year. This increase was principally due to same structure growth in all segments.

***Operating Costs***

Gross profit increased to $798.4 million for 2011 from $701.4 million for 2010. Gross profit margin was 18.8 percent for 2011 versus 20.3 percent for 2010. The decline in gross profit margin was principally due to sales mix and higher conversion costs in the Rigid Industrial Packaging & Services segment and higher costs of old corrugated containers in the Paper Packaging segment.

SG&A expenses were $453.3 million, or 10.7 percent of net sales, in 2011 compared with $365.1 million, or 10.5 percent of net sales, in 2010. The increase in SG&A expenses was primarily due to the inclusion of SG&A expenses for acquired companies, the negative impact of foreign currency translation, higher professional fees, and non-cash asset impairment charges, partially offset by a reduction in performance based incentive accruals. Acquisition-related costs of $24.4 million and $27.1 million were included in SG&A expenses for 2011 and 2010, respectively. Acquisition-related costs represent amounts incurred to purchase and integrate our acquisitions.

***Restructuring Charges***

Restructuring charges were $30.5 million and $26.7 million for 2011 and 2010, respectively. Restructuring charges for 2011 consisted of $13.3 million in employee separation costs, $4.5 million in asset impairments and $12.7 million in other costs primarily consisting of lease termination costs, professional fees, relocation costs and other costs. The focus for restructuring activities during 2011 was on the integration of recent acquisitions in the Rigid Industrial Packaging & Services and Flexible Products & Services segments. Restructuring charges for 2010 consisted of $13.7 million in employee separation costs, $2.9 million in asset impairments, $2.4 million in professional fees and $7.7 million in other restructuring charges. The focus for restructuring activities during 2010 was on the integration of recent acquisitions in the Rigid Industrial Packaging & Services and Flexible Products & Services segments. In addition, we recorded $0.1 million of restructuring-related inventory charges as a cost of products sold in our Rigid Industrial Packaging & Services segment.

#### *Acquisition-Related Costs*

Acquisition-related costs were $24.4 million and $27.1 million for the 2011 and 2010, respectively. For 2011, these costs included $8.5 million of acquisition-related costs and $15.9 million of post-acquisition integration that represented costs associated with integrating acquired companies, such as costs associated with implementing the Greif Business System, sourcing and supply chain initiatives, and finance and administrative reorganizations. For 2010, these costs included $19.0 million of acquisition-related costs and $8.1 million of post-acquisition integration costs.

#### *Operating Profit*

Operating profit was $330.7 million and $321.0 million in 2011 and 2010, respectively. The $9.7 million increase was primarily due to higher results in Flexible Products & Services ($18.2 million), Paper Packaging ($19.4 million) and Land Management ($10.0 million), partially offset by lower results in Rigid Industrial Packaging & Services ($37.9 million) compared with 2010.

#### *EBITDA*

EBITDA was $460.8 million and $429.9 million for 2011 and 2010, respectively. The increase was primarily due to the same segment results that impacted operating profit. Depreciation, depletion and amortization expense was $144.2 million for 2011 compared with $116.0 million for 2010.

### Segment Review

#### *Rigid Industrial Packaging & Services*

Our Rigid Industrial Packaging & Services segment offers a comprehensive line of rigid industrial packaging products, such as steel, fibre and plastic drums, rigid intermediate bulk containers, closure systems for industrial packaging products, water bottles and remanufactured and reconditioned industrial containers, and services, such as container life cycle management, recycling of industrial containers, blending, filing, logistics, warehousing and other packaging services. Key factors influencing profitability in the Rigid Industrial Packaging & Services segment are:

- Selling prices, customer demand and sales volumes;
- Raw material costs, primarily steel, resin and containerboard;
- Energy and transportation costs;
- Benefits from executing the Greif Business System;
- Restructuring charges;
- Contributions from recent acquisitions;
- Divestiture of facilities; and
- Impact of foreign currency translation.

Net sales were $3,014.3 million for 2011 compared with $2,588.2 million for 2010. The 16 percent increase in net sales for 2011 compared with 2010 was primarily due to higher sales volumes and prices. Sales volumes, including acquisitions, increased 6 percent for 2011 compared to 2010, which included a 4 percent increase from acquisitions and a 2 percent increase in same-structure volumes.

Gross profit was $558.0 million and $540.0 million for 2011 and 2010, respectively. Gross profit margin declined to 18.5 percent for 2011 from 20.9 percent for 2010. The reduction from was primarily due to sales mix and increased market pressure on margins and volumes.

Operating profit was $219.9 million and $257.8 million for 2011 and 2010, respectively. Operating profit before special items decreased to $255.4 million for 2011 from $286.5 million for 2010. The $31.1 million decrease was primarily due to the lower gross profit margin and higher depreciation and amortization in this segment.

EBITDA was $300.6 million and $331.8 million for 2011 and 2010, respectively. This decrease was due to lower gross profit margin and an increase in restructuring and acquisition-related costs. Depreciation, depletion and amortization expense was $93.0 million for 2011 compared with $79.1 million for 2010.

***Flexible Products & Services***

Our Flexible Products & Services segment offers a comprehensive line of flexible products, such as flexible intermediate bulk containers and multiwall bags. Key factors influencing profitability in the Flexible Products & Services segment are:

- Selling prices, customer demand and sales volumes;
- Raw material costs, primarily resin and containerboard;
- Energy and transportation costs;
- Benefits from executing the Greif Business System;
- Restructuring charges; and
- Impact of foreign currency translation.

Net sales were $538.0 million for 2011 compared with $233.1 million for 2010. The $304.9 million increase was primarily due to same-structure growth and sales attributable to flexible intermediate bulk contained companies acquired in 2010.

Gross profit was $115.0 million and $49.2 million for 2011 and 2010, respectively. Gross profit margin increased to 21.4 percent for 2011 from 21.1 percent for 2010. The change in gross profit margin was primarily due to operating efficiencies attributable to the Greif Business System.

There was an operating profit of $16.9 million for 2011 compared with an operating loss of $1.3 million for 2010. The increase was primarily due to acquisitions during 2010 and the improved gross profit margins for this segment. Operating profit before special items increased to $41.3 million for 2011 from $18.8 million for 2010.

EBITDA was $32.1 million and $2.4 million for 2011 and 2010, respectively. The increase was primarily due to acquisitions during 2010 and the improved gross profit margins for this segment. Depreciation, depletion and amortization expense was $16.6 million for 2011 compared with $4.9 million for 2010.

***Paper Packaging***

Our Paper Packaging segment sells containerboard, corrugated sheets and corrugated containers in North America. Key factors influencing profitability in the Paper Packaging segment are:

- Selling prices, customer demand and sales volumes;
- Raw material costs, primarily old corrugated containers;
- Energy and transportation costs;
- Benefits from executing the Greif Business System; and
- Divestiture of facilities.

Net sales were $675.0 million for 2011 compared with $624.1 million for 2010. The 8 percent increase in net sales for 2011 compared with 2010 was primarily due to 7 percent higher sales volumes and 4 percent higher selling prices that resulted primarily from product mix.

Gross profit was $115.8 million and $104.6 million for 2011 and 2010, respectively. Gross profit margin increased to 17.2 percent from 16.8 percent for 2011 and 2010, respectively. This increase was primarily due to higher selling prices and lower energy costs, substantially offset by higher raw material costs, including year over year cost increase of approximately 27 percent, or $39 per ton, for old corrugated containers compared to last year.

Operating profit was $74.9 million and $55.5 million for 2011 and 2010, respectively. Operating profit before special items increased to $74.4 million for 2011 from $60.6 million for 2010. The $13.8 million increase was primarily due to the increase in net sales and the higher gross profit margin in 2011.

EBITDA was $106.1 million and $84.6 million for 2011 and 2010, respectively. This increase was due to the same factors that impacted the segment's operating profit. Depreciation, depletion and amortization expense was $31.6 million for 2011 compared with $29.2 million for 2010.

***Land Management***

As of October 31, 2011, our Land Management segment consisted of approximately 267,750 acres of timber properties in the southeastern United States, which are actively harvested and regenerated, and approximately 14,700 acres in Canada. Key factors influencing profitability in the Land Management segment are:

- Planned level of timber sales;
- Selling prices and customer demand;
- Gains (losses) on sale of timberland; and
- Gains on the disposal of special use properties (surplus, HBU and development properties).

Net sales were $20.9 million and $16.4 million for 2011 and 2010, respectively. The $4.5 million increase was primarily due to the timing of timber sales.

Operating profit and operating profit before special items was $19.0 million for 2011 compared to $9.0 million for 2010. The results of this segment reflect an increase in disposal of special-use properties (surplus, HBU and development properties) of $8.9 million for 2011 compared to $3.3 million for 2010. During 2011, a $2.5 million purchase price adjustment which resulted in a gain related to the expropriation of surplus property from a prior period was recorded.

EBITDA was $22.0 million and $11.1 million for 2011 and 2010, respectively. This decrease was due to the same factors that impacted the segment's operating profit. Depreciation, depletion and amortization expense was $3.0 million for 2011 compared with $2.8 million for 2010.

As of October 31, 2011, we estimated that there were approximately 48,550 acres in Canada and the United States of special-use property, which we expect will be available for sale in the next five to seven years

**Other Income Statement Changes**

***Interest Expense, Net***

Interest expense, net was $89.9 million and $76.0 million 2012 and 2011, respectively. The increase in interest expense, net was primarily attributable to higher average debt outstanding during most of the year resulting from acquisitions and related working capital requirements.

***Other Expense, Net***

Other expense, net was $7.5 million and $14.1 million for 2012 and 2011, respectively. The decrease was primarily attributable to a reduction in fees associated with the sale of our non-United States accounts receivable and the impact of foreign currency translation.

#### ***Income Tax Expense***

During 2012, the effective tax rate was 30.4 percent compared to 27.0 percent in 2011. The change in the effective tax rate was primarily attributable to the change in global earnings mix, which caused a higher percentage of our income to be generated from countries with higher tax rates. The effective tax rate may fluctuate based on the mix of income inside and outside the United States and other factors.

#### ***Equity earnings of unconsolidated affiliates, net of tax***

We recorded $1.3 million and $4.8 million of equity earnings of unconsolidated affiliates, net of tax, during 2012 and 2011, respectively.

#### ***Net income attributable to noncontrolling interests***

Net income attributable to noncontrolling interests represent the portion of earnings from the operations of our majority owned subsidiaries that was deducted from net income to arrive at net income attributable to us. Net income attributable to noncontrolling interests was $5.5 million and $2.9 million for 2012 and 2011, respectively.

#### ***Net income attributable to Greif, Inc.***

Based on the foregoing, net income attributable to Greif, Inc. decreased $51.4 million to $126.1 million in 2012 from $177.5 million in 2011.

### **BALANCE SHEET CHANGES**

#### ***Working capital changes***

The $107.5 million decrease in trade accounts receivable to $453.9 million as of October 31, 2012 from $561.4 as of October 31, 2011 was primarily due to increased collection efforts, increased sales of accounts receivable under the European RPA entered into during the second quarter of 2012 and the impact of foreign currency translation.

The $54.7 million decrease in inventories to $374.3 million as of October 31, 2012 from $429.0 million as of October 31, 2011 was primarily due to a focus on inventory management and working capital reduction, especially with respect to companies acquired in 2011, and the impact of foreign currency translation.

The $27.2 million decrease in accounts payable to $466.1 million as of October 31, 2012 from $493.3 million as of October 31, 2011 was primarily due to the decrease in inventories and the impact of foreign currency translation, partially offset by efforts to extend payment terms with suppliers, especially for non-inventory purchases.

The $15.3 million decrease in prepaid expenses and other current assets to $117.2 million as of October 31, 2012 from $132.5 million as of October 31, 2011 was primarily due to lower value added tax receivables in Europe and Latin America and the impact of foreign currency translation.

The $11.6 million decrease in restructuring reserves to $8.0 million as of October 31, 2012 from $19.6 million as of October 31, 2011 was primarily due to the completion of restructuring projects and the impact of foreign currency translation.

The $60.2 million decrease in short-term borrowings to $77.1 million as of October 31, 2012 from $137.3 million as of October 31, 2011 was primarily related to improved cash flows from operations, the related repayment of debt and the impact of foreign currency translation.

The $17.2 million increase in other current liabilities to $181.6 million as of October 31, 2012 from $164.4 million as of October 31, 2011 was primarily due to the reclassification from other long-term liabilities of a future payment for the purchase price of a 2011 acquisition which was due within one year as of October 31, 2012, partially offset by the impact of foreign currency translation.

***Other balance sheet changes***

The $26.5 million decrease in goodwill to $976.1 million as of October 31, 2012 from $1,002.6 million as of October 31, 2011 was primarily due to fair value updates on our 2011 acquisitions and the impact of foreign currency translation. Refer to Note 6 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K.

The $30.2 million decrease in other intangible assets to $198.6 million as of October 31, 2012 from $228.8 million as of October 31, 2011 was primarily due to fair value updates on our 2011 acquisitions and the impact of foreign currency translation. Refer to Note 6 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K.

The $61.4 million decrease in deferred tax assets to $13.6 million as of October 31, 2012 from $75.0 million as of October 31, 2011 was primarily due to utilization of expiring net operating loss carry forwards in connection with a tax restructuring in one of our foreign subsidiaries.

The $196.1 million decrease in long term debt to $1,175.3 million as of October 31, 2012 from $1,371.4 million as of October 31, 2011 was primarily related to improved cash flows from operations and the related repayment of debt as well as the impact of foreign currency translation. Refer to Note 9 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K.

The $47.3 million increase in pension liabilities to $123.4 million as of October 31, 2012 from $76.1 million as of October 31, 2011 was primarily due to a reduction to the discount rate, which contributed to an increase in the projected benefit obligation.

The $90.2 million decrease in other long-term liabilities to $116.2 million as of October 31, 2012 from $206.4 million as of October 31, 2011 was primarily due to the reclassification to other current liabilities of a future payment for the purchase price of a 2011 acquisition which was due within one year as of October 31, 2012 and the impact of foreign currency translation

## LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are operating cash flows and borrowings under our senior secured credit facility and the senior notes we have issued and, to a lesser extent, proceeds from our U.S. trade accounts receivable credit facility and proceeds from the sale of our non-United States accounts receivable. We use these sources to fund our working capital needs, capital expenditures, cash dividends, common stock repurchases and acquisitions. We anticipate continuing to fund these items in a like manner. We currently expect that operating cash flows, borrowings under our senior secured credit facility, proceeds from our U.S. trade accounts receivable credit facility and proceeds from the sale of our non-United States accounts receivable will be sufficient to fund our anticipated working capital, capital expenditures, debt repayment, potential acquisitions of businesses and other liquidity needs for at least 12 months.

### Capital Expenditures

During 2012, 2011 and 2010, we invested $166.0 million (excluding $3.7 million for timberland properties), $162.4 million (excluding $3.5 million for timberland properties), $144.1 million (excluding $21.0 million for timberland properties) in capital expenditures, respectively.

We anticipate future capital expenditures, excluding the potential purchase of timberland properties, of approximately $140 million through October 31, 2013. The expenditures will replace and improve existing equipment and fund new facilities.

### Sale of Non-United States Accounts Receivable

Certain of our international subsidiaries have entered into discounted receivables purchase agreements and factoring agreements (collectively, the "RPAs") pursuant to which trade receivables generated from certain countries other than the United States and which meet certain eligibility requirements are sold to certain international banks or their affiliates.

In particular, in April 2012, certain of our international subsidiaries entered into a new RPA with affiliates of a major international bank. Under this new RPA, the maximum amount of receivables that may be financed at any time is €145 million ($187.7 million as of October 31, 2012). A significant portion of the proceeds from this new RPA was used to pay the obligations under previous RPAs, which were then terminated, and to pay expenses incurred in connection with this transaction. The remaining proceeds from this new RPA will be available for working capital and general corporate purposes. Under the terms of a performance and indemnity agreement, the performance obligations of our international subsidiaries under this new RPA have been guaranteed by Greif, Inc.

Transactions under the RPAs are structured to provide for legal true sales, on a revolving basis, of the receivables transferred from our various subsidiaries to the respective banks or their affiliates. The banks or their affiliates fund an initial purchase price of a certain percentage of eligible receivables based on a formula with the initial purchase price paid by the banks approximating 75 percent to 90 percent of eligible receivables, and under our new RPA, the balance of purchase price to the originating subsidiaries is paid from the proceeds of a related party subordinated loan. The remaining deferred purchase price and the repayment of the subordinated loan are settled upon collection of the receivables. As of the balance sheet reporting dates, we remove from accounts receivable the amount of proceeds received from the initial purchase price since they meet the applicable criteria of ASC 860 "Transfers and Servicing", and continue to recognize the deferred purchase price in our accounts receivable. The receivables are sold on a non-recourse basis with the total funds in the servicing collection accounts pledged to the respective banks between the settlement dates. The maximum amount of aggregate receivables that may be financed under our various RPAs was $204.9 million as of October 31, 2012. As of October 31, 2012, total accounts receivable of $182.9 million were sold to and held by third party financial institutions or their affiliates under the various RPAs.

At the time the receivables are initially sold, the difference between the carrying amount and the fair value of the assets sold are included as a loss on sale and classified as "other expense" in the consolidated statements of operations. Expenses associated with the various RPAs totaled $2.2 million and $0.2 million for the year ended October 31, 2012 and 2011, respectively. Additionally, we perform collections and administrative functions on the receivables sold similar to the procedures we use for collecting all of our receivables. The servicing liability for these receivables is not material to the consolidated financial statements.

Refer to Note 3 to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional information regarding these various RPAs.

#### Acquisitions, Divestitures and Other Significant Transactions

There were no material acquisitions in 2012. During 2012, we made a $14.3 million deferred cash payment related to an acquisition completed in 2010.

During 2011, we completed eight acquisitions, all in the Rigid Industrial Packaging and Services segment: four European companies acquired in February, May, July and August; two joint ventures entered into in February and August in North America and in the Asia Pacific region, respectively; the acquisition of the remaining outstanding noncontrolling shares from a 2008 acquisition in South America; and the acquisition of additional shares of a company in North America that is a consolidated subsidiary as of October 31, 2011.

The cash paid, net of cash received for the eight 2011 acquisitions was $344.9 million. There is a future payment due related to one of the 2011 acquisitions.

During 2010, we completed twelve acquisitions consisting of seven rigid industrial packaging companies and five flexible products companies and made a contingent purchase price related to a 2007 acquisition. The seven rigid industrial packaging companies consisted of a European company purchased in November 2009, an Asian company purchased in June 2010, a North American drum reconditioning company purchased in July, a North American drum reconditioning company purchased in August 2010, one European company purchased in August 2010, a 51 percent interest in a Middle Eastern company purchased in September 2010 and a South American company purchased in September 2010. We completed acquisitions of five flexible products companies. These five flexible product companies conduct business throughout Europe, Asia and North America and were acquired in February, June, August and September 2010, On September 29, 2010, we entered into a joint venture agreement with Dabbagh Group Holding Company Limited, a Saudi Arabia corporation ("Dabbagh"), and National Scientific Company Limited, a Saudi Arabia limited liability company and a subsidiary of Dabbagh ("NSC"), referred to herein as the "Flexible Packaging JV". Thereafter, we contributed the five acquired flexible product companies to the Flexible Packaging JV. We own 50 percent of the Flexible Packaging JV, but exercise management control of its operations. The results of the Flexible Packaging JV have been consolidated within our 2011 and 2010 results.

The aggregate purchase price for the twelve 2010 acquisitions was $274.3 million.

During 2010, we sold specific Paper Packaging segment assets and facilities in North America. The net gain from these sales was immaterial.

Refer to Note 2 to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional disclosures regarding our 2012, 2011 and 2010 acquisitions and other significant transactions.

**Borrowing Arrangements**

Long-term debt is summarized as follows (Dollars in millions):

| | October 31, 2012 | October 31, 2011 |
|---|---|---|
| 2010 Credit Agreement | $ 255.0 | $ 355.4 |
| Senior Notes due 2017 | 302.3 | 302.9 |
| Senior Notes due 2019 | 243.6 | 242.9 |
| Senior Notes due 2021 | 256.1 | 280.2 |
| U.S. Trade accounts receivable credit facility | 110.0 | 130.0 |
| Other long-term debt | 33.4 | 72.5 |
| | 1,200.4 | 1,383.9 |
| Less current portion | (25.0) | (12.5) |
| Long-term debt | $1,175.4 | $1,371.4 |

***Credit Agreement***

On December 19, 2012, we and two of our international subsidiaries amended and restated (the "Amended Credit Agreement") our existing $1.0 billion senior secured credit agreement (the "2010 Credit Agreement"), which is with substantially the same syndicate of financial institutions. The Amended Credit Agreement and the 2010 Credit Agreement are each described below.

The Amended Credit Agreement provides us with an $800 million revolving multicurrency credit facility and a $200 million term loan, both expiring in December 2017, with an option to add $250 million to the facilities with the agreement of the lenders. The $200 million term loan is scheduled to amortize by the payment of principal in the amount of $10 million each quarter-end for the first eight quarters, $20 million each quarter-end for the next eleven quarters and the remaining balance on the maturity date. The revolving credit facility under the Amended Credit Agreement is available to fund ongoing working capital and capital expenditure needs, for general corporate purposes and to finance acquisitions. Interest is based on a Eurodollar rate or a base rate that resets periodically plus an agreed upon margin amount.

The Amended Credit Agreement contains many of the same covenants as the 2010 Credit Agreement, and includes financial covenants that require us to maintain a certain leverage ratio and an interest coverage ratio. The leverage ratio generally requires that at the end of any fiscal quarter we will not permit the ratio of (a) our total consolidated indebtedness, to (b) our consolidated net income plus depreciation, depletion and amortization, interest expense (including capitalized interest), income taxes, and minus certain extraordinary gains and non-recurring gains (or plus certain extraordinary losses and non-recurring losses) and plus or minus certain other items for the preceding twelve months ("adjusted EBITDA") to be greater than 4.00 to 1 (or 3.75 to 1, during any collateral release period). The interest coverage ratio generally requires that at the end of any fiscal quarter we will not permit the ratio of (a) our consolidated adjusted EBITDA to (b) our consolidated interest expense to the extent paid or payable, to be less than 3.00 to 1, during the applicable trailing twelve month period.

The terms of the Amended Credit Agreement limit our ability to make "restricted payments," which include dividends and purchases, redemptions and acquisitions of our equity interests. The repayment of amounts borrowed under the Credit Agreement are secured by a security interest in the personal property of Greif, Inc. and certain of our United States subsidiaries, including equipment and inventory and certain intangible assets, as well as a pledge of the capital stock of substantially all of our United States subsidiaries. The repayment of amounts borrowed under the Amended Credit Agreement is also secured, in part, by capital stock of the non-U.S. subsidiaries that are parties to the Amended Credit Agreement. However, in the event that we receive and maintain an investment grade rating from either Moody's Investors Service, Inc. or Standard & Poor's Corporation, we may request the release of such collateral. The payment of outstanding principal under the Amended Credit Agreement and accrued interest thereon may be accelerated and become immediately due and payable upon our default in its payment or other performance obligations or its failure to comply with the financial and other covenants in the Amended Credit Agreement, subject to applicable notice requirements and cure periods as provided in the Amended Credit Agreement.

During the fourth quarter of 2012 and until December 19, 2012, we and two of our international subsidiaries were borrowers under the 2010 Credit Agreement. The 2010 Credit Agreement provided us with a $750 million revolving multicurrency credit facility and a $250 million term loan, both expiring October 29, 2015, with an option to add $250 million to the facilities with the agreement of the lenders. The $250 million term loan was scheduled to amortize by the payment of principal in the amount of $3.1 million each quarter-end for the first eight quarters, $6.3 million each quarter-end for the next eleven quarters and the remaining balance on the maturity date. The revolving credit facility under the 2010 Credit Agreement was available to fund ongoing working capital and capital expenditure needs, for general corporate purposes and to finance acquisitions. Interest was based on a Eurodollar rate or a base rate that would reset periodically plus an agreed upon margin amount. As of October 31, 2012, a total of $255.0 million was outstanding under the 2010 Credit Agreement. The weighted average interest rate on the 2010 Credit Agreement was 2.15% for the twelve months ended October 31, 2012.

The 2010 Credit Agreement contained certain covenants, which include financial covenants that required us to maintain a certain leverage ratio and a fixed charge coverage ratio. The leverage ratio generally required that at the end of any fiscal quarter we would not permit the ratio of (a) our total consolidated indebtedness, to (b) our adjusted EBITDA to be greater than 3.75 to 1 (or 3.5 to 1, during any collateral release period). The fixed charge coverage ratio generally required that at the end of any fiscal quarter we would not permit the ratio of (a) (i) our consolidated adjusted EBITDA, less (ii) the aggregate amount of certain of our cash capital expenditures, and less (iii) the aggregate amount of our federal, state, local and foreign income taxes actually paid in cash (other than taxes related to asset sales not in the ordinary course of business), to (b) the sum of (i) our consolidated interest expense to the extent paid or payable in cash and (ii) the aggregate principal amount of all of our regularly scheduled principal payments or redemptions or similar acquisitions for value of outstanding debt for borrowed money, but excluding any such payments to the extent refinanced through the incurrence of additional indebtedness, to be less than 1.5 to 1, during the applicable trailing twelve month period. On October 31, 2012, we were in compliance with these two covenants.

The terms of the 2010 Credit Agreement limited our ability to make "restricted payments," which included dividends and purchases, redemptions and acquisitions of our equity interests. The repayment of amounts borrowed under the 2010 Credit Agreement was secured by a security interest in the personal property of Greif, Inc. and certain of our United States subsidiaries, including equipment and inventory and certain intangible assets, as well as a pledge of the capital stock of substantially all of our United States subsidiaries. The repayment of amounts borrowed under the 2010 Credit Agreement was also secured, in part, by capital stock of the non-U.S. subsidiaries that were parties to the 2010 Credit Agreement. However, in the event that we received and maintained an investment grade rating from either

Moody's Investors Service, Inc. or Standard & Poor's Corporation, we could request the release of such collateral. The payment of outstanding principal under the 2010 Credit Agreement and accrued interest thereon could have been accelerated and become immediately due and payable upon our default in its payment or other performance obligations or its failure to comply with the financial and other covenants in the 2010 Credit Agreement, subject to applicable notice requirements and cure periods as provided in the 2010 Credit Agreement.

Refer to Note 9 to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional disclosures regarding the Credit Agreement.

***Senior Notes***

We have issued $300.0 million of our 6.75% Senior Notes due February 1, 2017. Proceeds from the issuance of these Senior Notes were principally used to fund the purchase of our previously outstanding senior subordinated notes and for general corporate purposes. These Senior Notes are general unsecured obligations of Greif, Inc. only, provide for semi-annual payments of interest at a fixed rate of 6.75%, and do not require any principal payments prior to maturity on February 1, 2017. These Senior Notes are not guaranteed by any of our subsidiaries and thereby are effectively subordinated to all of our subsidiaries' existing and future indebtedness. The Indenture pursuant to which these Senior Notes were issued contains covenants, which, among other things, limit our ability to create liens on our assets to secure debt and to enter into sale and leaseback transactions. These covenants are subject to a number of limitations and exceptions as set forth in the Indenture. As of October 31, 2012, we were in compliance with these covenants.

We have issued $250.0 million of our 7.75% Senior Notes due August 1, 2019. Proceeds from the issuance of these Senior Notes were principally used for general corporate purposes, including the repayment of amounts outstanding under our revolving multicurrency credit facility under our then-existing credit agreement, without any permanent reduction of the commitments thereunder. These Senior Notes are general unsecured obligations of Greif, Inc. only, provide for semi-annual payments of interest at a fixed rate of 7.75%, and do not require any principal payments prior to maturity on August 1, 2019. These Senior Notes are not guaranteed by any of our subsidiaries and thereby are effectively subordinated to all of our subsidiaries' existing and future indebtedness. The Indenture pursuant to which these Senior Notes were issued contains covenants, which, among other things, limit our ability to create liens on our assets to secure debt and to enter into sale and leaseback transactions. These covenants are subject to a number of limitations and exceptions as set forth in the Indenture. As of October 31, 2012, we were in compliance with these covenants.

Our Luxembourg subsidiary has issued €200.0 million of 7.375% Senior Notes due July 15, 2021. These Senior Notes are fully and unconditionally guaranteed on a senior basis by Greif, Inc. A portion of the proceeds from the issuance of these Senior Notes was used to repay non-U.S. borrowings under the 2010 Credit Agreement, without any permanent reduction of the commitments thereunder, with the remaining proceeds available for general corporate purposes, including the financing of acquisitions. These Senior Notes are general unsecured obligations of the Luxembourg subsidiary and Greif, Inc. and provide for semi-annual payments of interest at a fixed rate of 7.375%, and do not require any principal payments prior to maturity on July 15, 2021. These Senior Notes are not guaranteed by any subsidiaries of the issuer or Greif, Inc. and thereby are effectively subordinated to all existing and future indebtedness of the subsidiaries of the issuer and Greif, Inc. The Indenture pursuant to which these Senior Notes were issued contains covenants, which, among other matters, limit our ability to create liens on our assets to secure debt and to enter into sale and leaseback transactions. These covenants are subject to a number of limitations and exceptions as set forth in the Indenture. As of October 31, 2012, we were in compliance with these covenants.

The assumptions used in measuring fair value of Senior Notes are considered level 2 inputs, which were based on observable market pricing for similar instruments.

Refer to Note 9 to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional disclosures regarding the Senior Notes discussed above.

***United States Trade Accounts Receivable Credit Facility***

We have a $130.0 million U.S. trade accounts receivable credit facility (the "Receivables Facility") with a financial institution. The Receivables Facility matures in September 2014. In addition, we can terminate the Receivables Facility at any time upon five days prior written notice. The Receivables Facility is secured by certain of our United States trade receivables and bears interest at a variable rate based on the applicable base rate or other agreed-upon rate plus a margin amount. Interest is payable on a monthly basis and the principal balance is payable upon termination of the Receivables Facility. The Receivables Facility contains certain covenants, including financial covenants for leverage and fixed charge coverage ratios identical to the 2010 Credit Agreement. On December 19, 2012, this leverage ratio was amended to be identical to the ratio in the Amended Credit Agreement, and the fixed charge coverage ratio was deleted and the interest coverage ratio set forth in the Amended Credit Agreement was included. Proceeds of the Receivables Facility are available for working capital and general corporate purposes. As of October 31, 2012, $110.0 million was outstanding under the Receivables Facility.

Refer to Note 9 of the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional disclosures regarding the Receivables Facility.

***Other***

In addition to the amounts borrowed against the 2010 Credit Agreement and proceeds from the Senior Notes and the United States trade accounts receivable credit facility, as of October 31, 2012, we had outstanding other debt of $110.1 million, comprised of $33.4 million in long-term debt and $77.1 million in short-term borrowings.

As of October 31, 2012, annual maturities, including the current portion, of long-term debt under our various financing arrangements were $25.0 million in 2013, $30.7 million in 2014, $315.0 million in 2015, $302.3 million in 2017, and $499.7 million thereafter.

As of October 31, 2012 and 2011, we had deferred financing fees and debt issuance costs of $14.9 million and $18.9 million, respectively, which are included in other long-term assets.

**Financial Instruments**

***Interest Rate Derivatives***

We have interest rate swap agreements with various maturities through 2014. These interest rate swap agreements are used to manage our fixed and floating rate debt mix, specifically debt under the 2010 Credit Agreement. The assumptions used in measuring fair value of these interest rate derivatives are considered level 2 inputs, which were based on interest received monthly from the counterparties based upon the LIBOR and interest paid based upon a designated fixed rate over the life of the swap agreements. These derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on these derivative instruments is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in earnings immediately.

We had three interest rate derivatives as of October 31, 2011, which expired in the first quarter of 2012. We now have two interest rate derivatives, both of which were entered into during the first quarter of 2012 (floating to fixed swap agreements designated as cash flow hedges), with a total notional amount of $150 million. Under these swap agreements, we receive interest based upon a variable interest rate from the counterparties (weighted average of 0.21% as of October 31, 2012 and 0.27% as of October 31, 2011) and pay interest based upon a fixed interest rate (weighted average of 0.75% as of October 31, 2012 and 1.92% as of October 31, 2011). Losses reclassified to earnings under these contracts (both those that existed as of October 31, 2011 and those entered into in the first quarter 2012) were $0.9 million, $1.9 million and $1.9 million for the twelve months ended October 31, 2012, 2011 and 2010, respectively. These losses were recorded within the consolidated statement of operations as interest expense, net. The fair value of these contracts resulted in losses of $1.4 million and $0.3 million recorded in accumulated other comprehensive income as of October 31, 2012 and October 31, 2011, respectively.

***Foreign Exchange Hedges***

We conduct business in major international currencies and are subject to risks associated with changing foreign exchange rates. Our objective is to reduce volatility associated with foreign exchange rate changes to allow management to focus its attention on business operations. Accordingly, we enter into various contracts that change in value as foreign exchange rates change to protect the value of certain existing foreign currency assets and liabilities, commitments and anticipated foreign currency revenues and expenses.

As of October 31, 2012, we had outstanding foreign currency forward contracts in the notional amount of $233.2 million ($160.6 million as of October 31, 2011). These derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in earnings immediately. The assumptions used in measuring fair value of foreign exchange hedges are considered level 2 inputs, which were based on observable market pricing for similar instruments, principally foreign exchange futures contracts. Losses reclassified to earnings under these contracts were $1.6 million, $0.6 million and $4.5 million for the twelve months ended October 31, 2012, 2011 and 2010, respectively. These gains and losses were recorded within the consolidated statement of operations as other expense, net. The fair value of these contracts resulted in an immaterial loss and a gain of $0.7 million recorded in other comprehensive income as of October 31, 2012 and October 31, 2011, respectively.

***Energy Hedges***

We are exposed to changes in the price of certain commodities. Our objective is to reduce volatility associated with forecasted purchases of these commodities to allow management to focus its attention on business operations. Accordingly, we enter into derivative contracts to manage the price risk associated with certain of these forecasted purchases.

We have entered into certain cash flow agreements to mitigate our exposure to cost fluctuations in natural gas prices through October 31, 2012. Under these hedge agreements, we have agreed to purchase natural gas at a fixed price. As of October 31, 2012, there were no outstanding energy hedges. As of October 31, 2011 the notional amount of these hedges was $2.7 million. These derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in earnings immediately. The assumptions used in measuring fair value of energy hedges are considered level 2 inputs which were based on observable market pricing for similar instruments, principally commodity futures contracts. Losses reclassified to earnings under these contracts were $1.2 million, $0.4 million and $1.4 million for the twelve months ended October 31, 2012, 2011 and 2010, respectively. These losses were recorded within the consolidated statement of operations as cost of products sold. There were no energy hedges as of October 31, 2012. The fair value of these contracts resulted in a loss of $0.1 million recorded in other comprehensive income as of October 31, 2011.

#### Contractual Obligations

As of October 31, 2012, we had the following contractual obligations (Dollars in millions):

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 3-5 years | After 5 years |
| Long-term debt | $1,570.2 | $ 66.9 | $502.6 | $407.5 | $593.2 |
| Short-term borrowing | 81.4 | 81.4 | — | — | — |
| Capital lease obligations | 95.7 | 24.1 | 39.0 | 28.3 | 4.3 |
| Liabilities held by special purpose entities | 60.5 | 2.2 | 4.5 | 4.5 | 49.3 |
| Deferred purchase payments | 58.8 | 45.9 | 12.9 | — | — |
| Environmental liabilities | 27.5 | 8.6 | 5.9 | 5.9 | 7.1 |
| Operating leases | 10.5 | 4.1 | 4.6 | 1.6 | 0.2 |
| Current portion of long-term debt | 25.0 | 25.0 | — | — | — |
| Total | $1,929.6 | $258.2 | $569.5 | $447.8 | $654.1 |

Note: Amounts presented in the contractual obligation table include interest.

Our unrecognized tax benefits under ASC 740, "Income Taxes" have been excluded from the contractual obligations table because of the inherent uncertainty and the inability to reasonably estimate the timing of cash outflows.

#### Stock Repurchase Program and Other Share Acquisitions

Our Board of Directors has authorized us to purchase up to four million shares of Class A Common Stock or Class B Common Stock or any combination of the foregoing. During the year ended October 31, 2012, we repurchased no shares of Class A Common Stock and we repurchased 1,000 shares of Class B Common Stock (see Item 5 to this Form 10-K for additional information regarding these repurchases). As of October 31, 2012, we had repurchased 3,184,272 shares, including 1,425,452 shares of Class A Common Stock and 1,758,820 shares of Class B Common Stock under this program, which were all purchased in prior years except for the 1,000 shares referenced above. The total cost of the shares repurchased from November 1, 2009 through October 31, 2012 was approximately $17.8 million.

#### Effects of Inflation

Inflation did not have a material impact on our operations during 2012, 2011 or 2010.

#### Variable Interest Entities

We evaluate whether an entity is a variable interest entity ("VIE") and determine if the primary beneficiary status is appropriate on a quarterly basis. We consolidate VIE's for which we are the primary beneficiary. If we are not the primary beneficiary and an ownership interest is held, the VIE is accounted for under the equity method of accounting. When assessing the determination of the primary beneficiary, we consider all relevant facts and circumstances, including: the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb the expected losses and/or the right to receive the expected returns of the VIE.

During 2011, we acquired a noncontrolling ownership interest in an entity that is accounted for as an unconsolidated equity investment. This entity is deemed to be a VIE since the total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support. However, we are not the primary beneficiary because we do not have (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, or (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. As a result, this entity is not consolidated in our results.

***Significant Nonstrategic Timberland Transactions***

In March 2005, Soterra LLC (a wholly owned subsidiary) entered into two real estate purchase and sale agreements with Plum Creek Timberlands, L.P. ("Plum Creek") to sell approximately 56,000 acres of timberland and related assets located primarily in Florida for an aggregate sales price of approximately $90 million, subject to closing adjustments. In connection with the closing of one of these agreements, Soterra LLC sold approximately 35,000 acres of timberland and associated assets in Florida, Georgia and Alabama for $51.0 million. The purchase price was paid in the form of cash and a $50.9 million purchase note payable (the "Purchase Note") by an indirect subsidiary of Plum Creek (the "Buyer SPE"). Soterra LLC contributed the Purchase Note to STA Timber LLC ("STA Timber"), one of our indirect wholly owned subsidiaries. The Purchase Note is secured by a Deed of Guarantee issued by Bank of America, N.A., London Branch, in an amount not to exceed $52.3 million (the "Deed of Guarantee"), as a guarantee of the due and punctual payment of principal and interest on the Purchase Note.

In May 2005, STA Timber issued in a private placement its 5.20% Senior Secured Notes due August 5, 2020 (the "Monetization Notes") in the principal amount of $43.3 million. In connection with the sale of the Monetization Notes, STA Timber entered into note purchase agreements with the purchasers of the Monetization Notes (the "Note Purchase Agreements") and related documentation. The Monetization Notes are secured by a pledge of the Purchase Note and the Deed of Guarantee. The Monetization Notes may be accelerated in the event of a default in payment or a breach of the other obligations set forth therein or in the Note Purchase Agreements or related documents, subject in certain cases to any applicable cure periods, or upon the occurrence of certain insolvency or bankruptcy related events. The Monetization Notes are subject to a mechanism that may cause them, subject to certain conditions, to be extended to November 5, 2020. The proceeds from the sale of the Monetization Notes were primarily used for the repayment of indebtedness. Greif, Inc. and its other subsidiaries have not extended any form of guaranty of the principal or interest on the Monetization Notes. Accordingly, Greif, Inc. and its other subsidiaries will not become directly or contingently liable for the payment of the Monetization Notes at any time. The Buyer SPE is a separate and distinct legal entity from us; however the Buyer SPE has been consolidated into our operations.

The Buyer SPE is deemed to be a VIE since the Buyer SPE is not able to satisfy its liabilities without financing support from us. While Buyer SPE is a separate and distinct legal entity from us, we are the primary beneficiary because we have (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. As a result, Buyer SPE has been consolidated into our operations.

***Flexible Products Joint Venture***

In 2010, we formed the Flexible Packaging JV with Dabbagh and its subsidiary NSC. The Flexible Packaging JV owns the operations in the Flexible Products & Services segment, with the exception of the North American multi-wall bag business. The Flexible Packaging JV has been consolidated into our operations as of its formation date of September 29, 2010.

All entities contributed to the Flexible Packaging JV were existing businesses acquired by us and were reorganized under Greif Flexibles Asset Holding B.V. and Greif Flexibles Trading Holding B.V. ("Asset Co." and "Trading Co."), respectively. The Flexible Packaging JV also included Global Textile Company LLC ("Global Textile"), which owns and operates a fabric hub in Saudi Arabia that commenced operations in the fourth quarter of 2012. We have 51 percent ownership in Trading Co. and 49 percent ownership in Asset Co. and Global Textile. However, we and NSC have equal economic interests in the Flexible Packaging JV, notwithstanding the actual ownership interests in the various legal entities. All investments, loans and capital contributions are to be shared equally by us and NSC and each partner has committed to contribute capital of up to $150 million and obtain third party financing for up to $150 million as required.

The Flexible Packaging JV is deemed to be a VIE since the total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support from us. We are the primary beneficiary because we have (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

As of October 31, 2012, Asset Co. had outstanding advances to NSC for $0.6 million which are being used to fund certain costs incurred in Saudi Arabia in respect of the fabric hub being constructed and equipped there. These advances are recorded within the current portion related party notes and advances receivable on our consolidated balance sheet since they are expected to be repaid within the next twelve months. As of October 31, 2012, Asset Co. and Trading Co. held short term loans payable to NSC for $8.1 million recorded within short-term borrowings on our consolidated balance sheet. These loans are interest bearing and are used to fund certain operational requirements.

***Non-United States Accounts Receivable VIE***

As further described in Note 3 to the Consolidated Financial Statements included in Item 8 of this Form 10-K, Cooperage Receivables Finance B.V. is a party to the Nieuw Amsterdam Receivables Purchase Agreement (the "European RPA"). Cooperage Receivables Finance B.V. is deemed to be a VIE since this entity is not able to satisfy its liabilities without the financial support from us. While this entity is a separate and distinct legal entity from us and no ownership interest in Cooperage Receivables Finance B.V. is held by us, we are the primary beneficiary because we have (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE. As a result, Cooperage Receivables Finance B.V. has been consolidated into our operations.

**Recent Accounting Standards**

***Newly Adopted Accounting Standards***

In June 2009, the Financial Accounting Standards Board ("FASB") amended ASC 860, "Transfers and Servicing." The amendment to ASC 860 requires an enterprise to evaluate whether the transaction is legally isolated from us and whether the results of the transaction are consolidated within the consolidated financial statements. We adopted the new guidance beginning November 1, 2010, and the adoption of the new guidance did not impact our financial position, results of operations or cash flows, other than the related disclosures.

In June 2009, the FASB amended ASC 810, "Consolidation." The amendment to ASC 810 changed the methodology for determining the primary beneficiary of a VIE from a quantitative risk and rewards based model to a qualitative determination. It also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a VIE. Accordingly, we reevaluated our previous ASC 810 conclusions, including (1) whether an entity is a VIE, (2) whether the enterprise is the VIE's primary beneficiary, and (3) what type of financial statement disclosures are required. We adopted the new guidance beginning November 1, 2010, and the adoption of the new guidance did not impact our financial position, results of operations or cash flows, other than the related disclosures.

As of November 1, 2011, we adopted Accounting Standards Update ("ASU") 2010-29 "Business Combinations: Disclosure of supplementary pro forma information for business combinations". The amendment to ASC 805 "Business Combinations" requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. The adoption of the new guidance did not impact our financial position, results of operations or cash flows, other than the related disclosures.

As of November 1, 2011, we adopted ASU 2011-09 "Disclosures about an Employer's Participation in a Multiemployer Plan". The amendment to ASC 715 "Compensation-Retirement Benefits" requires employers that participate in multiemployer pension plans to provide additional quantitative and qualitative disclosers. These disclosures provide users with more detailed information about an employer's involvement in multiemployer pension plans, including (1) significant multiemployer plans in which the employers participates, (2) the level of participation in those plans, (3) the financial health of the significant plans, and (4) the nature of the employer's commitments to the plan. The adoption of the new guidance did not impact our financial position, results of operations or cash flows, other than the related disclosures.

As of February 1, 2012, we adopted ASU 2011-04 "Fair Value Measurement: Amendments to achieve common fair value measurements and disclosure requirements in U.S. GAAP and IFRS". The amendment to ASC 820 "Fair Value Measurement" clarifies how to apply the existing fair value measurement and disclosure requirements. The adoption of the new guidance did not impact our financial position, results of operations or cash flows, other than the related disclosures.

***Recently Issued Accounting Standards***

Effective July 1, 2009, changes to the ASC are communicated through an ASU. As of October 31, 2012, the FASB has issued ASU's 2009-01 through 2012-07. We reviewed each ASU and determined that they will not have a material impact on our financial position, results of operations or cash flows, other than related disclosures.

In June 2011, the FASB issued ASU 2011-05 "Comprehensive Income: Presentation of comprehensive income." The amendment to ASC 220 "Comprehensive Income" requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. In December 2011, the FASB issued ASU 2011-12 "Comprehensive Income: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." This amendment to ASC 220 "Comprehensive Income" deferred the adoption of presentation of reclassification items out of accumulated other comprehensive income. We expect to adopt the new guidance on ASU 2011-05 beginning November 1, 2012, and the adoption of the new guidance is not expected to impact our financial position, results of operations or cash flows, other than the related disclosures.

In September 2011, the FASB issued ASU 2011-08 "Intangibles—Goodwill and Other: Testing Goodwill for Impairment" which provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, an entity can choose to early adopt even if its annual test date is before the issuance of the final standard, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. We will consider the applicability of the new guidance beginning November 1, 2012, and the adoption of the new guidance is not expected to impact our financial position, results of operations or cash flows, other than related disclosures.

In December 2011, the FASB issued ASU 2011-11 "Balance Sheet: Disclosures about Offsetting Assets and Liabilities." The differences in the offsetting requirements in GAAP and International Financial Reporting Standards ("IFRS") account for a significant difference in the amounts presented in statements of financial position prepared in accordance with GAAP and in the amounts presented in those statements prepared in accordance with IFRS for certain institutions. This difference reduces the comparability of statements of financial position. The FASB and IASB are issuing joint requirements that will enhance current disclosures. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. We expect to adopt the new guidance beginning on November 1, 2013, and the adoption of the new guidance is not expected to impact our financial position, results of operations or cash flows, other than the related disclosures.

In July 2012, the FASB issued ASU 2012-02 "Intangibles—Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment" which provides an entity the option to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more-likely-than-not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. We will consider the applicability of the new guidance beginning November 1, 2012, and any adoption of the new guidance is not expected to impact our financial position, results of operations or cash flows, other than related disclosures.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### Interest Rate Risk

We are subject to interest rate risk related to our financial instruments that include borrowings under the Credit Agreement, proceeds from our Senior Notes and U.S. trade accounts receivable credit facility, and interest rate swap agreements. We do not enter into financial instruments for trading or speculative purposes. The interest rate swap agreements have been entered into to manage our exposure to variability in interest rates and changes in the fair value of fixed rate debt.

We had interest rate swap agreements with an aggregate notional amount of $150.0 million and $76.6 million as of October 31, 2012 and 2011, respectively, with various maturities through 2013. The interest rate swap agreements are used to manage our fixed and floating rate debt mix. Under certain of these agreements, we receive interest monthly from the counterparties equal to LIBOR and pay interest at a fixed rate over the life of the contracts. A liability for the loss on interest rate swap contracts, which represented their fair values, in the amount of $1.4 million and $0.3 million was recorded as of October 31, 2012 and 2011, respectively.

The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For the Credit Agreement, Senior Notes and U.S. trade accounts receivable credit facility, the tables present scheduled amortizations of principal and the weighted average interest rate by contractual maturity dates as of October 31, 2012 and 2011. For interest rate swaps, the tables present annual amortizations of notional amounts and weighted average interest rates by contractual maturity dates. Under the cash flow swap agreements, we receive interest monthly from the counterparties and pay interest monthly to the counterparties.

The fair values of our Credit Agreement, Senior Notes and U.S. trade accounts receivable credit facility are based on rates available to us for debt of the same remaining maturity as of October 31, 2012 and 2011. The fair value of the interest rate swap agreements has been determined based upon the market settlement prices of comparable contracts as of October 31, 2012 and 2011.

**Financial Instruments**

As of October 31, 2012

(Dollars in millions)

| | Expected Maturity Date | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2013 | 2014 | 2015 | 2016 | 2017 | After 2017 | Total | Fair Value |
| 2010 Credit Agreement: | | | | | | | | |
| Scheduled amortizations | $ 25 | $ 25 | $ 205 | — | — | — | $ 255 | $255.0 |
| Average interest rate(1) | 2.15% | 2.15% | 2.15% | 2.15% | — | — | 2.154% | |
| Senior Notes due 2017: | | | | | | | | |
| Scheduled amortizations | — | — | — | — | $ 300 | — | $ 300 | $333.1 |
| Average interest rate | 6.75% | 6.75% | 6.75% | 6.75% | 6.75% | — | 6.75% | |
| Senior Notes due 2019: | | | | | | | | |
| Scheduled amortizations | — | — | — | — | — | $ 250 | $ 250 | $286.9 |
| Average interest rate | 7.75% | 7.75% | 7.75% | 7.75% | 7.75% | 7.75% | 7.75% | |
| Senior Notes due 2021: | | | | | | | | |
| Scheduled amortizations | — | — | — | — | — | $ 256 | $ 256 | $280.4 |
| Average interest rate | 7.38% | 7.38% | 7.38% | 7.38% | 7.38% | 7.38% | 7.38% | |
| U.S. Trade accounts receivable credit facility: | | | | | | | | |
| Scheduled amortizations | — | — | $ 110 | — | — | — | $ 110 | $ 110 |
| Interest rate swaps: | | | | | | | | |
| Scheduled amortizations | — | — | $ 150 | — | — | — | $ 150 | $148.6 |
| Average pay rate(2) | — | — | 0.75% | — | — | — | | |
| Average receive rate(3) | — | — | 0.21% | — | — | — | | |

(1) Variable rate specified is based on LIBOR or an alternative base rate plus a calculated margin as of October 31, 2012. The rates presented are not intended to project our expectations for the future.

(2) The average pay rate is based upon the fixed rates we were scheduled to pay as of October 31, 2012. The rates presented are not intended to project our expectations for the future.

(3) The average receive rate is based upon the LIBOR we were scheduled to receive as of October 31, 2012. The rates presented are not intended to project our expectations for the future.

**Financial Instruments**

As of October 31, 2011

(Dollars in millions)

| | Expected Maturity Date | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2012 | 2013 | 2014 | 2015 | 2016 | After 2016 | Total | Fair Value |
| 2010 Credit Agreement: | | | | | | | | |
| Scheduled amortizations | $ 13 | $ 25 | $ 25 | $ 292 | — | — | $ 355 | $ 355.4 |
| Average interest rate(1) | 2.14% | 2.14% | 2.14% | 2.14% | — | — | 2.14% | |
| Senior Notes due 2017: | | | | | | | | |
| Scheduled amortizations | — | — | — | — | — | $ 300 | $ 300 | $ 317.9 |
| Average interest rate | 6.75% | 6.75% | 6.75% | 6.75% | 6.75% | 6.75% | 6.75% | |
| Senior Notes due 2019: | | | | | | | | |
| Scheduled amortizations | — | — | — | — | — | $ 250 | $ 250 | $ 268.8 |
| Average interest rate | 7.75% | 7.75% | 7.75% | 7.75% | 7.75% | 7.75% | 7.75% | |
| Senior Notes due 2021: | | | | | | | | |
| Scheduled amortizations | — | — | — | — | — | $ 280 | $ 280 | $ 280.2 |
| Average interest rate | 7.38% | 7.38% | 7.38% | 7.38% | 7.38% | 7.38% | 7.38% | |
| U.S. Trade accounts receivable credit facility: | | | | | | | | |
| Scheduled amortizations | — | — | $ 130 | — | — | — | $ 130 | $ 130 |
| Interest rate swaps: | | | | | | | | |
| Scheduled amortizations | $ 75 | $ 2 | — | — | — | — | $ 77 | ($ 0.3) |
| Average pay rate(2) | 1.92% | 2.69% | — | — | — | — | | |
| Average receive rate(3) | 0.27% | 1.61% | — | — | — | — | | |

(1) Variable rate specified is based on LIBOR or an alternative base rate plus a calculated margin as of October 31, 2011. The rates presented are not intended to project our expectations for the future.

(2) The average pay rate is based upon the fixed rates we were scheduled to pay as of October 31, 2011. The rates presented are not intended to project our expectations for the future.

(3) The average receive rate is based upon the LIBOR we were scheduled to receive as of October 31, 2011. The rates presented are not intended to project our expectations for the future.

The fair market value of the interest rate swaps as of October 31, 2012 was a net liability of $1.4 million. Based on a sensitivity analysis we performed as of October 31, 2012, a 100 basis point decrease in interest rates would decrease the fair value of the swap agreements by $1.0 million to a net liability of $2.4 million. Conversely, a 100 basis point increase in interest rates would increase the fair value of the swap agreements by $3.2 million to a net asset of $1.8 million.

**Currency Risk**

As a result of our international operations, our operating results are subject to fluctuations in currency exchange rates. The geographic presence of our operations mitigates this exposure to some degree. Additionally, our transaction exposure is somewhat limited because we produce and sell a majority of our products within each country in which we operate.

As of October 31, 2012, we had outstanding foreign currency forward contracts in the notional amount of $233.2 million ($160.6 million as of October 31, 2011). The purpose of these contracts is to hedge our exposure to foreign currency transactions and short-term intercompany loan balances in our international businesses. The fair value of these contracts as of October 31, 2012 resulted in a gain of $0.5 million recorded in the consolidated statements of operations and an immaterial loss recorded in other comprehensive income. The fair value of similar contracts as of October 31, 2011 resulted in a loss of $0.6 million recorded in consolidated statements of operations and a gain of $0.7 million recorded in other comprehensive income.

A sensitivity analysis to changes in the foreign currencies hedged indicates that if the U.S. dollar strengthened by 10 percent, the fair value of these instruments would decrease by $2.1 million to a net liability of $1.6 million. Conversely, if the U.S. dollar weakened by 10 percent, the fair value of these instruments would increase by $2.3 million to a net asset of $2.8 million.

**Commodity Price Risk**

We purchase commodities such as steel, resin, containerboard, pulpwood and energy. We do not currently engage in material hedging of commodities, other than hedges in natural gas, because there has historically been a high correlation between the commodity cost and the ultimate selling price of our products. There were no commodity hedging contracts outstanding as of October 31, 2012.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

## GREIF, INC. AND SUBSIDIARY COMPANIES

## CONSOLIDATED STATEMENTS OF INCOME

(Dollars in millions, except per share amounts)

| For the years ended October 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net sales | $4,269.5 | $4,248.2 | $3,461.8 |
| Costs of products sold | 3,489.8 | 3,449.8 | 2,760.4 |
| Gross profit | 779.7 | 798.4 | 701.4 |
| Selling, general and administrative expenses | 469.4 | 453.3 | 365.1 |
| Restructuring charges | 33.4 | 30.5 | 26.7 |
| (Gain) on disposal of properties, plants and equipment, net | (7.6) | (16.1) | (11.4) |
| Operating profit | 284.5 | 330.7 | 321.0 |
| Interest expense, net | 89.9 | 76.0 | 65.5 |
| Other expense, net | 7.5 | 14.1 | 7.1 |
| Income before income tax expense and equity earnings of unconsolidated affiliates, net | 187.1 | 240.6 | 248.4 |
| Income tax expense | 56.8 | 65.0 | 43.5 |
| Equity earnings of unconsolidated affiliates, net of tax | 1.3 | 4.8 | 3.6 |
| Net income | 131.6 | 180.4 | 208.5 |
| Net income attributable to noncontrolling interests | (5.5) | (2.9) | (5.7) |
| Net income attributable to Greif, Inc. | $ 126.1 | $ 177.5 | $ 202.8 |
| **Basic earnings per share attributable to Greif, Inc.:** | | | |
| Class A Common Stock | $ 2.17 | $ 3.05 | $ 3.48 |
| Class B Common Stock | $ 3.24 | $ 4.56 | $ 5.21 |
| **Diluted earnings per share attributed to Greif, Inc.:** | | | |
| Class A Common Stock | $ 2.17 | $ 3.04 | $ 3.46 |
| Class B Common Stock | $ 3.24 | $ 4.56 | $ 5.21 |

*Refer to the accompanying Notes to Consolidated Financial Statements.*

**GREIF, INC. AND SUBSIDIARY COMPANIES**

**CONSOLIDATED BALANCE SHEETS**

(Dollars in millions)

| As of October 31, | 2012 | 2011 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 91.7 | $ 127.4 |
| Trade accounts receivable, less allowance of $17.1 in 2012 and $13.8 in 2011 | 453.9 | 561.4 |
| Inventories | 374.3 | 429.0 |
| Deferred tax assets | 18.9 | 23.7 |
| Net assets held for sale | 5.5 | 9.4 |
| Current portion related party notes and advances receivable | 2.5 | 1.7 |
| Prepaid expenses and other current assets | 117.2 | 132.5 |
| | 1,064.0 | 1,285.1 |
| **Long-term assets** | | |
| Goodwill | 976.1 | 1,002.6 |
| Other intangible assets, net of amortization | 198.6 | 228.8 |
| Deferred tax assets | 13.6 | 75.0 |
| Related party notes receivable | 15.7 | 18.3 |
| Assets held by special purpose entities | 50.9 | 50.9 |
| Other long-term assets | 118.3 | 93.4 |
| | 1,373.2 | 1,469.0 |
| **Properties, plants and equipment** | | |
| Timber properties, net of depletion | 217.8 | 216.0 |
| Land | 137.7 | 123.1 |
| Buildings | 460.0 | 480.4 |
| Machinery and equipment | 1,472.6 | 1,388.4 |
| Capital projects in progress | 149.3 | 140.0 |
| | 2,437.4 | 2,347.9 |
| Accumulated depreciation | (1,017.7) | (913.2) |
| | 1,419.7 | 1,434.7 |
| Total assets | $ 3,856.9 | $4,188.8 |

*Refer to the accompanying Notes to Consolidated Financial Statements.*

**GREIF, INC. AND SUBSIDIARY COMPANIES**

**CONSOLIDATED BALANCE SHEETS**

(Dollars in millions)

| As of October 31, | 2012 | 2011 |
|---|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable | $ 466.1 | $ 493.3 |
| Accrued payroll and employee benefits | 96.1 | 99.8 |
| Restructuring reserves | 8.0 | 19.6 |
| Current portion of long-term debt | 25.0 | 12.5 |
| Short-term borrowings | 77.1 | 137.3 |
| Deferred tax liabilities | 8.1 | 5.1 |
| Other current liabilities | 181.6 | 164.4 |
| | 862.0 | 932.0 |
| **Long-term liabilities** | | |
| Long-term debt | 1,175.3 | 1,371.4 |
| Deferred tax liabilities | 197.0 | 196.6 |
| Pension liabilities | 123.4 | 76.1 |
| Postretirement benefit obligations | 19.3 | 20.9 |
| Liabilities held by special purpose entities | 43.3 | 43.3 |
| Other long-term liabilities | 116.2 | 206.4 |
| | 1,674.5 | 1,914.7 |
| **Shareholders' equity** | | |
| Common stock, without par value | 123.8 | 113.8 |
| Treasury stock, at cost | (131.4) | (132.0) |
| Retained earnings | 1,404.4 | 1,376.0 |
| Accumulated other comprehensive loss: | | |
| - foreign currency translation | (69.1) | (41.9) |
| - interest rate and other derivatives | (0.9) | (0.1) |
| - minimum pension liabilities | (126.0) | (101.6) |
| Total Greif, Inc. shareholders' equity | 1,200.8 | 1,214.2 |
| Noncontrolling interests | 119.6 | 127.9 |
| Total shareholders' equity | 1,320.4 | 1,342.1 |
| Total liabilities and shareholders' equity | $3,856.9 | $4,188.8 |

*Refer to the accompanying Notes to Consolidated Financial Statements.*

**GREIF, INC. AND SUBSIDIARY COMPANIES**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

(Dollars in millions)

| For the years ended October 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net income | $ 131.6 | $ 180.4 | $ 208.5 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation, depletion and amortization | 154.7 | 144.2 | 116.0 |
| Asset impairments | 12.9 | 9.0 | 2.9 |
| Unrealized foreign exchange gain | (0.1) | (2.7) | 1.5 |
| Deferred income taxes | 20.2 | 9.8 | 7.6 |
| Gain on disposals of properties, plants and equipment, net | (7.6) | (16.1) | (11.4) |
| Equity earnings of affiliates | (1.3) | (4.8) | (3.6) |
| Increase (decrease) in cash from changes in certain assets and liabilities: | | | |
| Trade accounts receivable | 95.8 | (20.6) | (53.4) |
| Inventories | 39.5 | 17.4 | (75.8) |
| Deferred purchase price | (4.0) | 7.0 | 4.3 |
| Accounts payable | 3.5 | (7.5) | 44.6 |
| Restructuring reserves | (11.4) | (0.6) | 5.1 |
| Pension and postretirement benefit liabilities | 15.8 | (26.5) | (8.3) |
| Other, net | 23.8 | (116.7) | (59.9) |
| Net cash provided by operating activities | 473.4 | 172.3 | 178.1 |
| **Cash flows from investing activities:** | | | |
| Acquisitions of companies, net of cash acquired | — | (344.9) | (277.6) |
| Cash paid for deferred purchase price | (14.3) | | |
| Purchases of properties, plants and equipment | (166.0) | (162.4) | (144.1) |
| Purchases of timber properties | (3.7) | (3.4) | (21.0) |
| Proceeds from the sale of properties, plants, equipment and other assets | 13.9 | 31.0 | 17.3 |
| Payments on (issuance of) notes receivable from related party, net | 2.0 | (20.0) | — |
| Purchases of land rights | — | (0.7) | — |
| Net cash used in investing activities | (168.1) | (500.4) | (425.4) |
| **Cash flows from financing activities:** | | | |
| Proceeds from issuance of long-term debt | 2,947.2 | 3,859.4 | 3,731.7 |
| Payments on long-term debt | (3,129.8) | (3,465.8) | (3,637.9) |
| Proceeds from (payments on) short-term borrowings, net | (43.3) | 74.3 | 3.8 |
| Proceeds from (payments on) trade accounts receivable credit facility, net | (20.0) | (5.0) | 135.0 |
| Proceeds from joint venture partner | 4.0 | — | 98.2 |
| Dividends paid | (97.7) | (97.8) | (93.1) |
| Acquisitions of treasury stock and other | (0.1) | (15.1) | (2.7) |
| Exercise of stock options | 1.8 | 2.5 | 2.0 |
| Debt issuance costs paid | — | (4.4) | (10.9) |
| Settlement of derivatives, net | — | — | 18.0 |
| Net cash provided by (used in) financing activities | (337.9) | 348.1 | 244.1 |
| **Effects of exchange rates on cash** | (3.1) | 0.4 | (1.7) |
| Net increase (decrease) in cash and cash equivalents | (35.7) | 20.4 | (4.9) |
| Cash and cash equivalents at beginning of year | 127.4 | 107.0 | 111.9 |
| Cash and cash equivalents at end of year | $ 91.7 | $ 127.4 | $ 107.0 |

*Refer to the accompanying Notes to Consolidated Financial Statements.*

## GREIF, INC. AND SUBSIDIARY COMPANIES

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in millions, except per share amounts)

| | Capital Stock | | Treasury Stock | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Retained Earnings | Noncontrolling interests | Accumulated Other Comprehensive Income (Loss) | Shareholders' Equity |
| **As of October 31, 2009** | 46,937 | $ 96.5 | 29,905 | $(115.3) | $1,186.4 | $ 10.9 | $(111.7) | $1,066.8 |
| Net income | | | | | 202.8 | 5.7 | | 208.5 |
| Other comprehensive income (loss): | | | | | | | | |
| - foreign currency translation | | | | | | | 16.6 | 16.6 |
| - interest rate and other derivatives, net of income tax expense of $0.1 | | | | | | | 0.4 | 0.4 |
| - minimum pension liability adjustment, net of income tax expense of $1.3 | | | | | | | 3.0 | 3.0 |
| Comprehensive income | | | | | | | | 228.5 |
| Acquisitions of noncontrolling interests and other | | | | | 0.2 | 99.1 | | 99.3 |
| Dividends paid | | | | | (93.1) | | | (93.1) |
| Treasury shares acquired | (50) | | 50 | (2.7) | | | | (2.7) |
| Stock options exercised | 133 | 1.7 | (133) | 0.3 | | | | 2.0 |
| Tax benefit of stock options | | — | | | | | | — |
| Long-term incentive shares issued | 149 | 7.8 | (149) | 0.3 | | | | 8.1 |
| **As of October 31, 2010** | 47,169 | $106.0 | 29,673 | $(117.4) | $1,296.3 | $115.7 | $ (91.7) | $1,308.9 |
| Net income | | | | | 177.5 | 2.9 | | 180.4 |
| Other comprehensive income (loss): | | | | | | | | |
| - foreign currency translation | | | | | | 14.6 | (28.2) | (13.6) |
| - interest rate and other derivatives, net of income tax expense of $0.6 | | | | | | | 1.4 | 1.4 |
| - minimum pension liability adjustment, net of income tax benefit of $10.6 | | | | | | | (25.1) | (25.1) |
| Comprehensive income | | | | | | | | 143.1 |
| Acquisitions and noncontrolling interests and other | | | | | | (5.3) | | (5.3) |
| Dividends paid | | | | | (97.8) | | | (97.8) |
| Treasury shares acquired | (300) | | 300 | (15.0) | | | | (15.0) |
| Stock options exercised or forfeited | 168 | 2.2 | (168) | 0.3 | | | | 2.5 |
| Restricted stock directors | 11 | 0.7 | (11) | — | | | | 0.7 |
| Restricted stock executives | 5 | 0.3 | (5) | — | | | | 0.3 |
| Tax benefit of stock options and other | | 2.2 | | | | | | 2.2 |
| Long-term incentive shares issued | 40 | 2.4 | (40) | 0.1 | | | | 2.5 |
| **As of October 31, 2011** | 47,093 | $113.8 | 29,749 | $(132.0) | $1,376.0 | $127.9 | $(143.6) | $1,342.1 |
| Net income | | | | | 126.1 | 5.5 | | 131.6 |
| Other comprehensive income (loss): | | | | | | | | |
| - foreign currency translation | | | | | | (19.5) | (27.2) | (46.7) |
| - interest rate and other derivatives, net of income tax benefit of $0.4 | | | | | | | (0.8) | (0.8) |
| - minimum pension liability adjustment, net of income tax benefit of $9.4 | | | | | | | (24.4) | (24.4) |
| Comprehensive income | | | | | | | | 59.7 |
| Equity issuance to noncontrolling interests | | | | | | 5.7 | | 5.7 |
| Dividends paid | | | | | (97.7) | | | (97.7) |
| Treasury shares acquired | (1) | — | 1 | — | | | | — |
| Stock options exercised | 158 | 1.8 | (158) | 0.3 | | | | 2.1 |
| Restricted stock directors | 14 | 0.7 | (14) | — | | | | 0.7 |
| Restricted stock executives | 5 | 0.2 | (5) | — | | | | 0.2 |
| Tax benefit of stock options and other | — | 1.4 | — | — | | | | 1.4 |
| Long-term incentive shares issued | 134 | 5.9 | (134) | 0.3 | | | | 6.2 |
| **As of October 31, 2012** | 47,403 | $123.8 | 29,439 | $(131.4) | $1,404.4 | $119.6 | $(196.0) | $1,320.4 |

*Refer to the accompanying Notes to Consolidated Financial Statements.*

GREIF, INC. AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### The Business

Greif, Inc. and its subsidiaries (collectively, "Greif," "our," or the "Company") principally manufacture industrial packaging products, complemented with a variety of value-added services, including blending, packaging, reconditioning, logistics and warehousing, flexible intermediate bulk containers and containerboard and corrugated products, that they sell to customers in many industries throughout the world. The Company has operations in over 50 countries. In addition, the Company owns timber properties in the southeastern United States, which are actively harvested and regenerated, and also owns timber properties in Canada.

Due to the variety of its products, the Company has many customers buying different products and, due to the scope of the Company's sales, no one customer is considered principal in the total operations of the Company.

Because the Company supplies a cross section of industries, such as chemicals, paints and pigments, food and beverage, petroleum, industrial coatings, agricultural, pharmaceutical and mineral products, and must make spot deliveries on a day-to-day basis as its products are required by its customers, the Company does not operate on a backlog to any significant extent and maintains only limited levels of finished goods. Many customers place their orders weekly for delivery during the same week.

The Company's raw materials are principally steel, resin, containerboard, old corrugated containers for recycling, used industrial packaging for reconditioning and pulpwood.

There are approximately 13,560 employees of the Company as of October 31, 2012.

### Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Greif, Inc., all wholly-owned and majority-owned subsidiaries, joint ventures managed by the Company including the joint venture relating to the Flexible Products & Services segment and equity earnings of unconsolidated affiliates. All intercompany transactions and balances have been eliminated in consolidation. Investments in unconsolidated affiliates are accounted for using the equity or cost methods based on the Company's ownership interest in the unconsolidated affiliate.

The Company's consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP"). Certain prior year and prior quarter amounts have been reclassified to conform to the current year presentation.

The Company's fiscal year begins on November 1 and ends on October 31 of the following year. Any references to the year 2012, 2011 or 2010, or to any quarter of those years, relates to the fiscal year ended in that year.

### Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates, judgments, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant estimates are related to the allowance for doubtful accounts, inventory reserves, expected useful lives assigned to properties, plants and equipment, goodwill and other intangible assets, restructuring reserves, environmental liabilities, pension and postretirement benefits, income taxes, derivatives, net assets held for sale, self-insurance reserves and contingencies. Actual amounts could differ from those estimates.

**Cash and Cash Equivalents**

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

The Company had total cash and cash equivalents held outside of the United States in various foreign jurisdictions of $86.1 million as of October 31, 2012. Under current tax laws and regulations, if cash and cash equivalents held outside the United States are repatriated to the United States in the form of dividends or otherwise, we may be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

**Allowance for Doubtful Accounts**

Trade receivables represent amounts owed to the Company through its operating activities and are presented net of allowance for doubtful accounts. The allowance for doubtful accounts totaled $17.1 million and $13.8 million as of October 31, 2012 and 2011, respectively. The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations to the Company, the Company records a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. In addition, the Company recognizes allowances for bad debts based on the length of time receivables are past due with allowance percentages, based on its historical experiences, applied on a graduated scale relative to the age of the receivable amounts. If circumstances such as higher than expected bad debt experience or an unexpected material adverse change in a major customer's ability to meet its financial obligations to the Company were to occur, the recoverability of amounts due to the Company could change by a material amount. Amounts deemed uncollectible are written-off against an established allowance for doubtful accounts.

**Concentration of Credit Risk and Major Customers**

The Company maintains cash depository accounts with banks throughout the world and invests in high quality short-term liquid instruments. Such investments are made only in instruments issued by high quality institutions. These investments mature within three months and the Company has not incurred any related losses for the years ended October 31, 2012, 2011, and 2010.

Trade receivables can be potentially exposed to a concentration of credit risk with customers or in particular industries. Such credit risk is considered by management to be limited due to the Company's many customers, none of which are considered principal in the total operations of the Company, and its geographic scope of operations in a variety of industries throughout the world. The Company does not have an individual customer that exceeds 10 percent of total revenue. In addition, the Company performs ongoing credit evaluations of its customers' financial conditions and maintains reserves for credit losses. Such losses historically have been within management's expectations.

**Inventory Reserves**

Reserves for slow moving and obsolete inventories are provided based on historical experience, inventory aging and product demand. The Company continuously evaluates the adequacy of these reserves and makes adjustments to these reserves as required. The Company also evaluates reserves for losses under firm purchase commitments for goods or inventories.

**Net Assets Held for Sale**

Net assets held for sale represent land, buildings and land improvements for locations that have met the criteria of "held for sale" accounting, as specified by Accounting Standards Codification ("ASC") 360, "Property, Plant, and Equipment." As of October 31, 2012, there were two locations held for sale in the Rigid Industrial Packaging & Services segment. The effect of suspending depreciation on the facilities held for sale is immaterial to the results of operations. The net assets held for sale are being marketed for sale and it is the Company's intention to complete the sales of these assets within the upcoming year.

**Goodwill and Other Intangibles**

Goodwill is the excess of the purchase price of an acquired entity over the amounts assigned to tangible and intangible assets and liabilities assumed in the business combination. The Company accounts for purchased goodwill and indefinite-lived intangible assets in accordance with ASC 350, "Intangibles – Goodwill and Other." Under ASC 350, purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with finite lives, primarily customer relationships, patents and trademarks, continue to be amortized over their useful lives on a straight-line basis. The Company tests for impairment during the fourth quarter of each fiscal year, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist.

ASC 350 requires that testing for goodwill impairment be conducted at the reporting unit level using a two-step approach. The first step requires a comparison of the carrying value of the reporting units to the estimated fair value of these units. If the carrying value of a reporting unit exceeds its estimated fair value, the Company performs the second step of the goodwill impairment to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the estimated implied fair value of a reporting unit's goodwill to its carrying value. The Company allocates the estimated fair value of a reporting unit to all of the assets and liabilities in that reporting unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the estimated fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

The Company's determination of estimated fair value of the reporting units is based on a discounted cash flow analysis utilizing the income approach. Under this method, the principal valuation focus is on the reporting unit's cash-generating capabilities. The discount rates used for impairment testing are based on a market participant's weighted average cost of capital. The use of alternative estimates, including different peer groups or changes in the industry, or adjusting the discount rate, or earnings before interest, taxes, depreciation, depletion and amortization ("EBITDA") forecasts used could affect the estimated fair value of the reporting units and potentially result in goodwill impairment. Any identified impairment would result in an expense to the Company's results of operations. The Company performed its annual impairment test in fiscal 2012, 2011 and 2010, which resulted in no impairment charges. Refer to Note 6 for additional information regarding goodwill and other intangible assets.

**Acquisitions**

From time to time, the Company acquires businesses and/or assets that augment and complement its operations, in accordance with ASC 805, "Business Combinations." These acquisitions are accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from these business combinations from the date of acquisition.

In order to access performance, the Company classifies costs incurred in connection with acquisitions as acquisition-related costs. These costs consist primarily of transaction costs, integration costs and changes in the fair value of contingent payments (earn-outs) and are recorded within selling, general and administrative costs. Acquisition transaction costs are incurred during the initial evaluation of a potential targeted acquisition and primarily relate to costs to analyze, negotiate and consummate the transaction as well as financial and legal due diligence activities. Post acquisition integration activities are costs incurred to combine the operations of an acquired enterprise into the Company's operations.

**Internal Use Software**

Internal use software is accounted for under ASC 985, "Software." Internal use software is software that is acquired, internally developed or modified solely to meet the Company's needs and for which, during the software's development or modification, a plan does not exist to market the software externally. Costs incurred to develop the software during the application development stage and for upgrades and enhancements that provide additional functionality are capitalized and then amortized over a three to ten year period.

**Properties, Plants and Equipment**

Properties, plants and equipment are stated at cost. Depreciation on properties, plants and equipment is provided on the straight-line method over the estimated useful lives of the assets as follows:

| | Years |
|---|---|
| Buildings | 30-45 |
| Machinery and equipment | 3-19 |

Depreciation expense was $131.4 million, $122.7 million and $98.5 million, in 2012, 2011 and 2010, respectively. Expenditures for repairs and maintenance are charged to expense as incurred. When properties are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and related allowance accounts. Gains or losses are credited or charged to income as incurred.

For 2012, the Company recorded a gain of $7.6 million, primarily consisting of $5.5 million in net gains from the sale of surplus and higher and better use ("HBU") timber properties and other miscellaneous gains of $2.1 million. The Company also recognized an impairment loss on machinery in our Paper Packaging segment of $2.5 million as well as several smaller impairment charges totaling $0.2 million.

For 2011, the Company recorded a gain of $16.1 million, primarily consisting of $3.2 million gain on the sale of specific Rigid Industrial Packaging & Services segment assets, $0.9 million gain on the sale of a Paper Packaging segment property, $11.4 million in net gains from the sale of surplus and HBU timber properties and other miscellaneous gains of $0.6 million. The Company also recognized an impairment loss on machinery in our Rigid Industrial Packaging and Services segment of $1.3 million as well as several smaller impairment charges of $0.2 million.

The Company capitalizes interest on long-term fixed asset projects using a rate that approximates the weighted average cost of borrowing. As of October 31, 2012 and 2011, the Company capitalized interest costs of $2.7 million and $3.8 million, respectively.

The Company owns timber properties in the southeastern United States and in Canada. With respect to the Company's United States timber properties, which consisted of approximately 270,100 acres as of October 31, 2012, depletion expense on timber properties is computed on the basis of cost and the estimated recoverable timber. Depletion expense was $2.9 million, $2.7 million and $2.6 million in 2012, 2011 and 2010, respectively. The Company's land costs are maintained by tract. The Company begins recording pre-merchantable timber costs at the time the site is prepared for planting. Costs capitalized during the establishment period include site preparation by aerial spray, costs of seedlings, planting costs, herbaceous weed control, woody release, labor and machinery use, refrigeration rental and trucking for the seedlings. The Company does not capitalize interest costs in the process. Property taxes are expensed as incurred. New road construction costs are capitalized as land improvements and depreciated over 20 years. Road repairs and maintenance costs are expensed as incurred. Costs after establishment of the seedlings, including management costs, pre-commercial thinning costs and fertilization costs, are expensed as incurred. Once the timber becomes merchantable, the cost is transferred from the pre-merchantable timber category to the merchantable timber category in the depletion block.

Merchantable timber costs are maintained by five product classes, pine sawtimber, pine chip-n-saw, pine pulpwood, hardwood sawtimber and hardwood pulpwood, within a depletion block, with each depletion block based upon a geographic district or subdistrict. Currently, the Company has eight depletion blocks. These same depletion blocks are used for pre-merchantable timber costs. Each year, the Company estimates the volume of the Company's merchantable timber for the five product classes by each depletion block. These estimates are based on the current state in the growth cycle and not on quantities to be available in future years. The Company's estimates do not include costs to be incurred in the future. The Company then projects these volumes to the end of the year. Upon acquisition of a new timberland tract, the Company records separate amounts for land, merchantable timber and pre-merchantable timber allocated as a percentage of the values being purchased. These acquisition volumes and costs acquired during the year are added to the totals for each product class within the appropriate depletion block(s). The total of the beginning, one-year growth and acquisition volumes are divided by the total undepleted historical cost to arrive at a depletion rate, which is then used for the current year. As timber is sold, the Company multiplies the volumes sold by the depletion rate for the current year to arrive at the depletion cost.

The Company's Canadian timber properties, which consisted of approximately 11,860 acres as of October 31, 2012, are not actively managed at this time, and therefore, no depletion expense is recorded.

**Equity Earnings of Unconsolidated Affiliates, net of tax and Noncontrolling Interests including Variable Interest Entities**

The Company accounts for equity earnings of unconsolidated affiliates, net of tax and noncontrolling interests under ASC 810, "Consolidation." ASC 810 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810 changes the way the consolidated financial statements are presented, establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expands disclosures in the consolidated financial statements that clearly identify and distinguish between the parent's ownership interest and the interest of the noncontrolling owners of a subsidiary. Refer to Note 16 for additional information regarding the Company's unconsolidated affiliates and noncontrolling interests.

ASC 810 also provides a framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests and results of operations of a VIE in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. ASC 810 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. One of the companies acquired in 2011 is considered a VIE. However, because the Company is not the primary beneficiary, the Company will report its ownership interest in this acquired company using the equity method of accounting.

On September 29, 2010, Greif, Inc. and its indirect subsidiary Greif International Holding Supra C.V. ("Greif Supra"), a Netherlands limited partnership, completed a Joint Venture Agreement with Dabbagh Group Holding Company Limited ("Dabbagh") and National Scientific Company Limited ("NSC"), a subsidiary of Dabbagh, referred to herein as the Flexible Packaging JV. The joint venture owns the operations in the Flexible Products & Services segment, with the exception of the North American multi-wall bag business. Greif Supra and NSC have equal economic interests in the joint venture, notwithstanding the actual ownership interests in the various legal entities. All investments, loans and capital injections are shared 50 percent by Greif and the Dabbagh entities. Greif has deemed this joint venture to be a VIE based on the criteria outlined in ASC 810. Greif exercises management control over this joint venture and is the primary beneficiary due to supply agreements and broader packaging industry customer risks and rewards. Therefore, Greif has fully consolidated the operations of this joint venture as of the formation date of September 29, 2010 and has reported Dabbagh's share in the profits and losses in this joint venture from this date on the Company's income statement under net income attributable to noncontrolling interests.

The Company has consolidated the assets and liabilities of STA Timber LLC ("STA Timber") in accordance with ASC 810 which was involved in the transactions described in Note 8. Because STA Timber is a separate and distinct legal entity from Greif, Inc. and its other subsidiaries, the assets of STA Timber are not available to satisfy the liabilities and obligations of these entities and the liabilities of STA Timber are not liabilities or obligations of these entities. The Company has also consolidated the assets and liabilities of the buyer-sponsored purpose entity described in Note 8 (the "Buyer SPE") involved in that transaction as a result of ASC 810. However, because the Buyer SPE is a separate and distinct legal entity from Greif, Inc. and its other subsidiaries, the assets of the Buyer SPE are not available to satisfy the liabilities and obligations of the Company, and the liabilities of the Buyer SPE are not liabilities or obligations of the Company.

On April 27, 2012, Cooperage Receivables Finance B.V. and Greif Coordination Center BVBA, an indirect wholly owned subsidiary of Greif, Inc., entered into the Nieuw Amsterdam Receivables Purchase Agreement with affiliates of a major international bank. Cooperage Receivables Finance B.V. is deemed to be a VIE since this entity is not able to satisfy its liabilities without the financial support from the Company. While this entity is a separate and distinct legal entity from the Company and no ownership interest in this entity is held by the Company, the Company is the primary beneficiary because it has (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE. As a result, Cooperage Receivables Finance B.V. has been consolidated into the operations of the Company. Refer to Note 3 for additional information regarding the sale of non-United States accounts receivable.

**Contingencies**

Various lawsuits, claims and proceedings have been or may be instituted or asserted against the Company, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot currently be determined because of the considerable uncertainties that exist.

All lawsuits, claims and proceedings are considered by the Company in establishing reserves for contingencies in accordance with ASC 450, "Contingencies." In accordance with the provisions of ASC 450, the Company accrues for a litigation-related liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Based on currently available information known to the Company, the Company believes that its reserves for these litigation-related liabilities are reasonable and that the ultimate outcome of any pending matters is not likely to have a material adverse effect on the Company's financial position or results of operations.

**Environmental Cleanup Costs**

The Company accounts for environmental cleanup costs in accordance with ASC 450. The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated. The Company's estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs.

**Self-Insurance**

The Company is self-insured for certain of the claims made under its employee medical and dental insurance programs. The Company had recorded liabilities totaling $2.7 million and $2.9 million for estimated costs related to outstanding claims as of October 31, 2012 and 2011, respectively. These costs include an estimate for expected settlements on pending claims, administrative fees and an estimate for claims incurred but not reported. These estimates are based on management's assessment of outstanding claims, historical analyses and current payment trends. The Company recorded an estimate for the claims incurred but not reported using an estimated lag period based upon historical information. The Company believes the reserves recorded are adequate based upon current facts and circumstances.

The Company has certain deductibles applied to various insurance policies including general liability, product, auto and workers' compensation. Deductible liabilities are self-insured and the Company maintained liabilities totaling $16.1 million and $15.3 million for anticipated costs related to general liability, product, auto and workers' compensation as of October 31, 2012 and 2011, respectively. These costs include an estimate for expected settlements on pending claims, defense costs and an estimate for claims incurred but not reported. These estimates are based on the Company's assessment of outstanding claims, historical analysis, actuarial information and current payment trends.

**Income Taxes**

Income taxes are accounted for under ASC 740, "Income Taxes." In accordance with ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as measured by enacted tax rates that are expected to be in effect in the periods when the deferred tax assets and liabilities are expected to be settled or realized. Valuation allowances are established where expected future taxable income does not support the realization of the deferred tax assets.

The Company's effective tax rate is based on income, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company's effective tax rate and in evaluating its tax positions.

Tax benefits from uncertain tax position are recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. The Company's effective tax rate includes the impact of reserve provisions and changes to reserves that it considers appropriate as well as related interest and penalties.

A number of years may elapse before a particular matter, for which the Company has established a reserve, is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes that its reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of the Company's cash. Favorable resolution would be recognized as a reduction to the Company's effective tax rate in the period of resolution.

**Restructuring Charges**

The Company accounts for all exit or disposal activities in accordance with ASC 420, "Exit or Disposal Cost Obligations." Under ASC 420, a liability is measured at its fair value and recognized as incurred.

Employee-related costs primarily consist of one-time termination benefits provided to employees who have been involuntarily terminated. A one-time benefit arrangement is an arrangement established by a plan of termination that applies for a specified termination event or for a specified future period. A one-time benefit arrangement exists at the date the plan of termination meets all of the following criteria and has been communicated to employees:

(1) Management, having the authority to approve the action, commits to a plan of termination.

(2) The plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date.

(3) The plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated.

(4) Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Facility exit and other costs consist of accelerated depreciation, equipment relocation costs, project consulting fees. A liability for other costs associated with an exit or disposal activity shall be recognized and measured at its fair value in the period in which the liability is incurred (generally, when goods or services associated with the activity are received). The liability shall not be recognized before it is incurred, even if the costs are incremental to other operating costs and will be incurred as a direct result of a plan.

**Pension and Postretirement Benefits**

Under ASC 715, "Compensation—Retirement Benefits," employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet and record as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that have not been recognized as components of the net periodic benefit cost.

**Transfer and Service of Assets**

An indirect wholly-owned subsidiary of Greif, Inc. agrees to sell trade receivables meeting certain eligibility requirements that it had purchased from other indirect wholly-owned subsidiaries of Greif, Inc., under a non-U.S. factoring agreement. The structure of the transactions provide for a legal true sale, on a revolving basis, of the receivables transferred from the various Greif, Inc. subsidiaries to the respective banks or their affiliates. The banks and their affiliates fund an initial purchase price of a certain percentage of eligible receivables based on a formula with the initial purchase price approximating 75 percent to 90 percent of eligible receivables. The remaining deferred purchase price is settled upon collection of the receivables. At the balance sheet reporting dates, the Company removes from accounts receivable the amount of proceeds received from the initial purchase price since they meet the applicable criteria of ASC 860, "Transfers and Servicing," and continues to recognize the deferred purchase price in its other current assets. The receivables are sold on a non-recourse basis with the total funds in the servicing collection accounts pledged to the banks between settlement dates.

**Stock-Based Compensation Expense**

The Company recognizes stock-based compensation expense in accordance with ASC 718, "Compensation—Stock Compensation." ASC 718 requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based awards made to employees and directors, including stock options, restricted stock, restricted stock units and participation in the Company's employee stock purchase plan.

ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense in the Company's consolidated statements of income over the requisite service periods. No options were granted in 2012, 2011, or 2010. For any options granted in the future, compensation expense will be based on the grant date fair value estimated in accordance with the standard.

The Company uses the straight-line single option method of expensing stock options to recognize compensation expense in its consolidated statements of income for all share-based awards. Because share-based compensation expense is based on awards that are ultimately expected to vest, share-based compensation expense will be reduced to account for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

**Revenue Recognition**

The Company recognizes revenue when title passes to customers or services have been rendered, with appropriate provision for returns and allowances. Revenue is recognized in accordance with ASC 605, "Revenue Recognition."

Timberland disposals, timber, HBU, surplus and development property revenues are recognized when closings have occurred, required down payments have been received, title and possession have been transferred to the buyer, and all other criteria for sale and profit recognition have been satisfied.

The Company reports the sale of HBU and surplus property in our consolidated statements of income under "gain on disposals of properties, plants and equipment, net" and reports the sale of development property under "net sales" and "cost of products sold." All HBU and development property, together with surplus property, is used by the Company to productively grow and sell timber until the property is sold.

**Shipping and Handling Fees and Costs**

The Company includes shipping and handling fees and costs in cost of products sold.

**Other Expense, Net**

Other expense, net primarily represents non-United States trade receivables program fees, currency transaction gains and losses and other infrequent non-operating items.

#### Currency Translation

In accordance with ASC 830, "Foreign Currency Matters," the assets and liabilities denominated in a foreign currency are translated into United States dollars at the rate of exchange existing at year-end, and revenues and expenses are translated at average exchange rates.

The cumulative translation adjustments, which represent the effects of translating assets and liabilities of the Company's international operations, are presented in the consolidated statements of changes in shareholders' equity in accumulated other comprehensive income (loss). Transaction gains and losses on foreign currency transactions denominated in a currency other than an entity's functional currency are credited or charged to income. The amounts included in other expense, net related to transaction gains and (losses), net of tax were ($0.8) million, ($4.7) million and $0.1 million in 2012, 2011 and 2010, respectively.

#### Derivative Financial Instruments

In accordance with ASC 815, "Derivatives and Hedging," the Company records all derivatives in the consolidated balance sheet as either assets or liabilities measured at fair value. Dependent on the designation of the derivative instrument, changes in fair value are recorded to earnings or shareholders' equity through other comprehensive income (loss).

The Company uses interest rate swap agreements for cash flow hedging purposes. For derivative instruments that hedge the exposure of variability in interest rates, designated as cash flow hedges, the effective portion of the net gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Interest rate swap agreements that hedge against variability in interest rates effectively convert a portion of floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. The Company uses the "variable cash flow method" for assessing the effectiveness of these swaps. The effectiveness of these swaps is reviewed at least every quarter. Hedge ineffectiveness has not been material during any of the years presented herein.

The Company enters into currency forward contracts to hedge certain currency transactions and short-term intercompany loan balances with its international businesses. Such contracts limit the Company's exposure to both favorable and unfavorable currency fluctuations. These contracts are adjusted to reflect market value as of each balance sheet date, with the resulting changes in fair value being recognized in other comprehensive income (loss).

The Company uses derivative instruments to hedge a portion of its natural gas purchases. These derivatives are designated as cash flow hedges. The effective portion of the net gain or loss is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period during which the hedged transaction affects earnings.

Any derivative contract that is either not designated as a hedge, or is so designated but is ineffective, would be adjusted to market value and recognized in earnings immediately. If a cash flow or fair value hedge ceases to qualify for hedge accounting, the contract would continue to be carried on the balance sheet at fair value until settled and future adjustments to the contract's fair value would be recognized in earnings immediately. If a forecasted transaction were no longer probable to occur, amounts previously deferred in accumulated other comprehensive income (loss) would be recognized immediately in earnings.

#### Fair Value

The Company uses ASC 820, "Fair Value Measurements and Disclosures" to account for fair value. ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Additionally, this standard established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of inputs used to measure fair values are as follows:

- Level 1—Observable inputs such as unadjusted quoted prices in active markets for identical assets and liabilities.
- Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

The Company presents various fair value disclosures in Notes 9, 10 and 13 to these consolidated financial statements.

#### Newly Adopted Accounting Standards

Beginning November 1, 2010, the Company adopted the amendment to ASC 860, "Transfers and Servicing". The amendment to ASC 860 requires an enterprise to evaluate whether the transaction is legally isolated from the Company and whether the results of the transaction are consolidated within the consolidated financial statements. The adoption of the new guidance did not impact the Company's financial position, results of operations or cash flows, other than the related disclosures

Beginning November 1, 2010, the Company adopted the amendment to ASC 810, "Consolidation". The amendment to ASC 810 changed the methodology for determining the primary beneficiary of a VIE from a quantitative risk and rewards based model to a qualitative determination. It also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a VIE. Accordingly, the Company reevaluated its previous ASC 810 conclusions, including (1) whether an entity is a VIE, (2) whether the enterprise is the VIE's primary beneficiary, and (3) what type of financial statement disclosures are required. The adoption of the new guidance did not impact the Company's financial position, results of operations or cash flows, other than the related disclosures.

Beginning November 1, 2011, the Company adopted Accounting Standards Update ("ASU") 2010-29 "Business Combinations: Disclosure of supplementary pro forma information for business combinations." The amendment to ASC 805 "Business Combinations" requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. The adoption of the new guidance did not impact the Company's financial position, results of operations or cash flows, other than the related disclosures.

Beginning November 1, 2011, the Company adopted ASU 2011-09 "Disclosures about an Employer's Participation in a Multiemployer Plan". The amendment to ASC 715 "Compensation-Retirement Benefits" requires employers that participate in multiemployer pension plans to provide additional quantitative and qualitative disclosers. These disclosures provide users with more detailed information about an employer's involvement in multiemployer pension plans, including (1) significant multiemployer plans in which the employers participates, (2) the level of participation in those plans, (3) the financial health of the significant plans, and (4) the nature of the employer's commitments to the plan. The adoption of the new guidance did not impact the Company's financial position, results of operations or cash flows, other than the related disclosures.

Beginning February 1, 2012, the Company adopted ASU 2011-04 "Fair Value Measurement: Amendments to achieve common fair value measurements and disclosure requirements in U.S. GAAP and IFRS". The amendments to ASC 820 "Fair Value Measurement" clarify how to apply the existing fair value measurement and disclosure requirements. The adoption of the new guidance did not impact the Company's financial position, results of operations or cash flows, other than the related disclosures.

**Recently Issued Accounting Standards**

Effective July 1, 2009, changes to the ASC are communicated through an ASU. As of October 31, 2012, the FASB has issued ASU's 2009-01 through 2012-07. The Company reviewed each ASU and determined that they will not have a material impact on the Company's financial position, results of operations or cash flows, other than related disclosures.

In June 2011, the FASB issued ASU 2011-05 "Comprehensive Income: Presentation of comprehensive income." The amendment to ASC 220 "Comprehensive Income" requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. In December 2011, the FASB issued ASU 2011-12 "Comprehensive Income: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." This amendment to ASC 220 "Comprehensive Income" deferred the adoption of presentation of reclassification items out of accumulated other comprehensive income. The Company is expected to adopt the new guidance on ASU 2011-05 beginning November 1, 2012, and the adoption of the new guidance is not expected to impact the Company's financial position, results of operations or cash flows, other than the related disclosures.

In September 2011, the FASB issued ASU 2011-08 "Intangibles—Goodwill and Other: Testing Goodwill for Impairment" which provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, an entity can choose to early adopt even if its annual test date is before the issuance of the final standard, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. The Company will consider the applicability of the new guidance beginning November 1, 2012, and the adoption of the new guidance is not expected to impact the Company's financial position, results of operations or cash flows, other than related disclosures.

In December 2011, the FASB issued ASU 2011-11 "Balance Sheet: Disclosures about Offsetting Assets and Liabilities." The differences in the offsetting requirements in GAAP and International Financial Reporting Standards ("IFRS") account for a significant difference in the amounts presented in statements of financial position prepared in accordance with GAAP and in the amounts presented in those statements prepared in accordance with IFRS for certain institutions. This difference reduces the comparability of statements of financial position. The FASB and IASB are issuing joint requirements that will enhance current disclosures. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The Company is expected to adopt the new guidance beginning on November 1, 2013, and the adoption of the new guidance is not expected to impact the Company's financial position, results of operations or cash flows, other than the related disclosures.

In July 2012, the FASB issued ASU 2012-02 "Intangibles—Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment" which provides an entity the option to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more-likely-than-not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. The Company will consider the applicability of the new guidance beginning November 1, 2012, and any adoption of the new guidance is not expected to impact the Company's financial position, results of operations or cash flows, other than related disclosures.

**NOTE 2—ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS**

During 2012, the Company completed no material acquisitions and no material divestitures. The Company made a $14.3 million deferred cash payment during 2012 for an acquisition completed in fiscal year 2010. The following table summarizes the Company's acquisition activity in 2012 and 2011 (Dollars in millions).

| Segment | # of Acquisitions | Purchase Price, net of Cash | Tangible Assets, net | Intangible Assets | Goodwill |
|---|---|---|---|---|---|
| Total 2012 Acquisitions | — | $ — | — | — | — |
| Total 2011 Acquisitions | 8 | $344.9 | $101.7 | $77.7 | $307.2 |
| Total 2010 Acquisitions | 12 | $274.3 | $109.0 | $49.6 | $129.5 |

Note: Purchase price, net of cash acquired, represents cash paid in the period of each acquisition and does not include assumed debt, subsequent payments for deferred purchase adjustments or earn-out provisions.

During 2011, the Company completed eight acquisitions, all in the Rigid Industrial Packaging and Services segment: four European companies acquired in February, May, July and August; two joint ventures entered into in February and August in North America and Asia Pacific, respectively; the acquisition of the remaining outstanding noncontrolling shares from a 2008 acquisition in South America; and the acquisition of additional shares of a company in North America that was a consolidated subsidiary as of October 31, 2011. The Company's 2011 acquisitions were made in part to obtain technologies, patents, equipment, customer lists and access to markets.

The rigid industrial packaging acquisitions were expected to complement the Company's existing product lines that together will provide growth opportunities and economies of scale. The estimated fair value of the net tangible assets acquired was $101.7 million. This does not include any liabilities for deferred purchase payments. Identifiable intangible assets, with a combined fair value of $77.7 million, including trade names, customer relationships and certain non-compete agreements, have been recorded for these acquisitions. The excess of the purchase prices over the estimated fair values of the net tangible and intangible assets acquired of $307.2 million was recorded as goodwill.

During 2011 there were no divestitures.

**Pro Forma Information**

In accordance with ASU 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations," the Company has considered the effect of the 2012 and 2011 acquisitions in the consolidated statements of operations for each period presented. The revenue and operating profit of the 2011 acquisitions included in the Company's consolidated results totaled $427.7 million and $4.0 million for the year ended October 31, 2012. The revenue and operating (loss) of the 2011 acquisitions included in the Company's consolidated results totaled $119.2 million and ($19.6) million for the year ended October 31, 2011. None of the 2011 acquisitions were of companies listed on a stock exchange or otherwise publicly traded or required to provide public financial information. Therefore, pro forma results of operations are not presented.

**NOTE 3—SALE OF NON-UNITED STATES ACCOUNTS RECEIVABLE**

On April 27, 2012, Cooperage Receivables Finance B.V. (the "Main SPV") and Greif Coordination Center BVBA, an indirect wholly owned subsidiary of Greif, Inc. ("Seller"), entered into the Nieuw Amsterdam Receivables Purchase Agreement (the "European RPA") with affiliates of a major international bank (the "Purchasing Bank Affiliates"). Under the European RPA, the Seller has agreed to sell trade accounts receivables that meet certain eligibility requirements that Seller had purchased from other indirect wholly owned subsidiaries of Greif, Inc. under discounted receivables purchase agreements and related agreements. These other indirect wholly owned subsidiaries of Greif, Inc. include Greif Belgium BVBA, Pack2pack Rumbeke N.V., Pack2pack Zwolle B.V., Greif Nederland B.V., Pack2pack Halsteren B.V., Greif Italia S.p.A., Fustiplast S.p.A., Greif France S.A.S., Pack2pack Lille S.A.S., Greif Packaging Spain S.A., Greif UK Ltd., Greif Germany GmbH, Fustiplast GmbH, Pack2pack Mendig GmbH, Greif Portugal S.A., Greif Sweden Aktiebolag, Greif Packaging Sweden Aktiebolag and Greif Norway A.S. (the "Selling Subsidiaries"). Under the terms of a Performance and

Indemnity Agreement, the performance obligations of the Selling Subsidiaries under the transaction documents have been guaranteed by Greif, Inc. The European RPA may be amended from time to time to add additional subsidiaries of Greif, Inc. The maximum amount of receivables that may be sold and outstanding under the European RPA at any time is €145 million ($187.7 million as of October 31, 2012). A significant portion of the proceeds from this trade receivables facility was used to pay the obligations under the previous trade receivables facilities described below, which were then terminated, and to pay expenses incurred in connection with this transaction. The future proceeds from this facility will be available for working capital and general corporate purposes.

Under the terms of a Receivable Purchase Agreement (the "RPA") between Seller and a major international bank, the Seller had agreed to sell trade receivables meeting certain eligibility requirements that Seller had purchased from other indirect wholly owned subsidiaries of Greif, Inc., including Greif Belgium BVBA, Greif Germany GmbH, Greif Nederland B.V., Greif Packaging Belgium NV, Greif Spain S.A., Greif Sweden AB, Greif Packaging Norway A.S., Greif Packaging France S.A.S., Greif Packaging Spain S.A., Greif Portugal S.A. and Greif UK Ltd., under discounted receivables purchase agreements and from Greif France S.A.S. under a factoring agreement. In addition, Greif Italia S.p.A., also an indirect wholly owned subsidiary of Greif, Inc., had entered into an Italian Receivables Purchase Agreement with the Italian branch of the major international bank (the "Italian RPA") agreeing to sell trade receivables that meet certain eligibility criteria to such branch. The Italian RPA was similar in structure and terms as the RPA. On April 27, 2012, the RPA and the Italian RPA were terminated.

In October 2007, Greif Singapore Pte. Ltd., an indirect wholly-owned subsidiary of Greif, Inc., entered into the Singapore Receivable Purchase Agreement (the "Singapore RPA") with a major international bank. The maximum amount of aggregate receivables that may be financed under the Singapore RPA is 15.0 million Singapore Dollars ($12.3 million as of October 31, 2012).

In May 2009, Greif Malaysia Sdn Bhd., an indirect wholly-owned subsidiary of Greif, Inc., entered into the Malaysian Receivables Purchase Agreement (the "Malaysian Agreements") with Malaysian banks. The maximum amount of the aggregate receivables that may be financed under the Malaysian Agreements is 15.0 million Malaysian Ringgits ($4.9 million as of October 31, 2012).

These transactions are structured to provide for true legal sales, on a revolving basis, of the receivables transferred from the various Greif, Inc. subsidiaries to the respective banks and affiliates. Under the European RPA, the Singapore RPA and the Malaysian Agreements, the banks and affiliates fund an initial purchase price of a certain percentage of eligible receivables based on a formula with the initial purchase price approximating 75 percent to 90 percent of eligible receivables. The remaining deferred purchase price is settled upon collection of the receivables; although under the European RPA, the Seller provides a subordinated loan to the Main SPV, which is used to fund the remaining purchase price owed to the Selling Subsidiaries. The repayment of the subordinated loan to the Seller is paid from the collections of the receivables. As of the balance sheet reporting dates, the Company removes from accounts receivable the amount of cash proceeds received from the initial purchase price since they meet the applicable criteria of ASC 860, "Transfers and Servicing", and continues to recognize the deferred purchase price within other current assets on the Company's consolidated balance sheet as of the time the receivables are initially sold; accordingly the difference between the carrying amount and the fair value of the assets sold are included as a loss on sale in the consolidated statements of operations within other expense, net. The receivables are sold on a non-recourse basis with the total funds in the servicing collection accounts pledged to the banks between settlement dates.

The table below contains information related to the Company's accounts receivables programs (Dollars in millions):

| For the years ended October 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| **European RPA** | | | |
| Gross accounts receivable sold to third party financial institution | $702.7 | $ — | $ — |
| Cash received for accounts receivable sold under the programs | 619.1 | — | — |
| Deferred purchase price related to accounts receivable sold | 83.6 | — | — |
| Loss associated with the programs | 1.9 | — | — |
| Expenses associated with the programs | 1.9 | — | — |
| **RPA and Italian RPA** | | | |
| Gross accounts receivable sold to third party financial institution | $189.4 | $ 958.6 | $739.8 |
| Cash received for accounts receivable sold under the programs | 167.7 | 848.4 | 656.5 |
| Deferred purchase price related to accounts receivable sold | 21.7 | 110.2 | 83.3 |
| Loss associated with the programs | 1.6 | 4.4 | 3.7 |
| Expenses associated with the programs | — | — | — |
| **Singapore RPA** | | | |
| Gross accounts receivable sold to third party financial institution | $ 73.8 | $ 70.5 | $ 69.6 |
| Cash received for accounts receivable sold under the program | 73.8 | 70.5 | 69.6 |
| Deferred purchase price related to accounts receivable sold | — | — | — |
| Loss associated with the program | — | — | — |
| Expenses associated with the program | 0.2 | 0.2 | 0.2 |
| **Malaysian Agreements** | | | |
| Gross accounts receivable sold to third party financial institution | $ 24.2 | $ 19.0 | $ 12.5 |
| Cash received for accounts receivable sold under the program | 24.2 | 19.0 | 12.5 |
| Deferred purchase price related to accounts receivable sold | — | — | — |
| Loss associated with the program | 0.1 | 0.2 | 0.1 |
| Expenses associated with the program | 0.1 | — | — |
| **Total RPAs and Agreements** | | | |
| Gross accounts receivable sold to third party financial institution | $990.1 | $1,048.1 | $821.9 |
| Cash received for accounts receivable sold under the program | 884.8 | 937.9 | 738.6 |
| Deferred purchase price related to accounts receivable sold | 105.3 | 110.2 | 83.3 |
| Loss associated with the program | 3.6 | 4.6 | 3.8 |
| Expenses associated with the program | 2.2 | 0.2 | 0.2 |

| | October 31, 2012 | October 31, 2011 |
|---|---|---|
| **European RPA** | | |
| Accounts receivable sold to and held by third party financial institution | $185.6 | $ — |
| Uncollected deferred purchase price related to accounts receivable sold | 21.5 | — |
| **RPA and Italian RPA** | | |
| Accounts receivable sold to and held by third party financial institution | $ — | $149.2 |
| Uncollected deferred purchase price related to accounts receivable sold | — | 24.4 |
| **Singapore RPA** | | |
| Accounts receivable sold to and held by third party financial institution | $ 3.9 | $ 4.9 |
| Uncollected deferred purchase price related to accounts receivable sold | — | — |
| **Malaysian Agreements** | | |
| Accounts receivable sold to and held by third party financial institution | $ 2.9 | $ 3.7 |
| Uncollected deferred purchase price related to accounts receivable sold | — | — |
| **Total RPAs and Agreements** | | |
| Accounts receivable sold to and held by third party financial institution | $192.4 | $157.8 |
| Uncollected deferred purchase price related to accounts receivable sold | $ 21.5 | $ 24.4 |

The deferred purchase price related to the accounts receivable sold is reflected as prepaid and other current assets on the Company's consolidated balance sheet and was initially recorded at an amount which approximates its fair value due to the short-term nature of these items. The cash received initially and the deferred purchase price relate to the sale or ultimate collection of the underlying receivables and are not subject to significant other risks given their short nature; therefore, the Company reflects all cash flows under the accounts receivable sales programs as operating cash flows on the Company's consolidated statements of cash flows.

Additionally, the Company performs collections and administrative functions on the receivables sold similar to the procedures it uses for collecting all of its receivables, including receivables that are not sold under the European RPA, the Singapore RPA and the Malaysian Agreements. The servicing liability for these receivables is not material to the consolidated financial statements.

**NOTE 4—INVENTORIES**

The inventories are comprised as follows as of October 31 for each year (Dollars in millions):

| | 2012 | 2011 |
|---|---|---|
| Finished goods | $ 96.9 | $105.4 |
| Raw materials and work-in process | 277.4 | 323.6 |
| | $374.3 | $429.0 |

**NOTE 5—NET ASSETS HELD FOR SALE**

As of October 31, 2012, there was one location in the Rigid Industrial Packaging & Services segment and one location in the Flexible Products & Services segment with assets held for sale. As of October 31, 2011, there were four locations in the Rigid Industrial Packaging and Services segment with assets held for sale. During 2012, the Company sold four locations, added two locations and placed three locations back in service for purposes of GAAP and resumed depreciation. As a result of placing locations back in service in 2012, the 2011 consolidated balance sheet has been reclassified for such locations to conform to the current year presentation. The reclassification of the three locations to properties, plants and equipment within the consolidated balance sheets was done in accordance with ASC 360, but these assets are still being marketed for sale. The net assets held for sale are being marketed for sale and it is the Company's intention to complete the sales of these assets within the upcoming year.

For the year ended October 31, 2012, the Company recorded a gain on disposal of PP&E, net of $7.6 million. There were sales of HBU and surplus properties which resulted in gains of $5.5 million in the Land Management segment, a sale of equipment in the Rigid Industrial Packaging & Services segment which resulted in a gain of $0.6 million, a sale of miscellaneous equipment in the Paper Packaging segment which resulted in a gain of $0.5 million and sales of other miscellaneous equipment which resulted in aggregate gains of $1.0 million.

For the year ended October 31, 2011, the Company recorded a gain on disposal of PP&E, net of $16.1 million. There were sales in the Rigid Industrial Packaging & Services segment which resulted in a $3.2 million gain, sales in the Paper Packaging segment which resulted in a $0.9 million gain, sales in the Land Management segment of HBU and surplus properties which resulted in a $11.4 million gain and sales of other miscellaneous equipment which resulted in a $0.6 million gain.

For the year ended October 31, 2010, the Company recorded a gain on disposal of PP&E, net of $11.4 million. There were sales in the Rigid Industrial Packaging & Services segment which resulted in a $6.6 million gain, sales in the Paper Packaging segment which resulted in a $1.4 million gain, sales in the Land Management segment of HBU and surplus properties which resulted in a $3.3 million gain and sales of other miscellaneous equipment which resulted in a $0.1 million gain.

**NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS**

The following table summarizes the changes in the carrying amount of goodwill by segment for the year ended October 31, 2012 and 2011 (Dollars in millions):

| | Rigid Industrial Packaging & Services | Flexible Products & Services | Paper Packaging | Land Management | Total |
|---|---|---|---|---|---|
| Balance at October 31, 2010 | $568.3 | $78.2 | $60.7 | $0.2 | $ 707.4 |
| Goodwill acquired | 287.9 | — | — | — | 287.9 |
| Goodwill adjustments | 9.8 | (1.8) | (1.0) | — | 7.0 |
| Currency translation | (1.4) | 1.7 | — | — | 0.3 |
| Balance at October 31, 2011 | $864.6 | $78.1 | $59.7 | $0.2 | $1,002.6 |
| Goodwill acquired | — | — | — | — | — |
| Goodwill adjustments | 14.9 | 0.2 | — | — | 15.1 |
| Currency translation | (34.9) | (6.7) | — | — | (41.6) |
| Balance at October 31, 2012 | $844.6 | $71.6 | $59.7 | $0.2 | $ 976.1 |

The goodwill adjustments during 2012 increased goodwill by a net amount of $15.1 million related to the finalization of purchase price allocation of prior year acquisitions. Goodwill from prior year acquisitions has been adjusted to properly reflect deferred tax assets and liabilities and tax reserves in our Rigid Industrial Packaging & Services.

The goodwill acquired during 2011 of $287.9 million consisted of preliminary goodwill related to acquisitions in the Rigid Industrial Packaging & Services segment.

The goodwill adjustments during 2011 increased goodwill by a net amount of $7.0 million related to the finalization of purchase price allocation of prior year acquisitions. Certain business combinations that occurred at or near year end were recorded with provisional estimates for fair value based on management's best estimate.

The Company reviews goodwill by reporting unit and indefinite-lived intangible assets for impairment as required by ASC 350, "Intangibles—Goodwill and Other", either annually in the fourth quarter or whenever events and circumstances indicate impairment may have occurred. A reporting unit is the operating segment, or a business one level below that operating segment if discrete financial information is prepared and regularly reviewed by segment management.

As of October 31, 2011, the Company recognized an impairment charge of $3.0 million related to the discontinued usage of certain trade names in our Flexible Products and Services segment. The Company concluded that further no impairment or impairment indicators exist as of October 31, 2012.

The following table summarizes the carrying amount of net intangible assets by class as of October 31, 2012 and October 31, 2011 (Dollars in millions):

| | Gross Intangible Assets | Accumulated Amortization | Net Intangible Assets |
|---|---|---|---|
| October 31, 2012: | | | |
| Trademarks and patents | $ 32.5 | $ 3.6 | $ 28.9 |
| Non-compete agreements | 14.4 | 11.1 | 3.3 |
| Customer relationships | 201.1 | 53.6 | 147.5 |
| Other | 23.8 | 4.9 | 18.9 |
| Total | $271.8 | $73.2 | $198.6 |
| October 31, 2011: | | | |
| Trademarks and patents | $ 47.4 | $17.7 | $ 29.7 |
| Non-compete agreements | 22.8 | 9.3 | 13.5 |
| Customer relationships | 183.0 | 22.8 | 160.2 |
| Other | 33.1 | 7.7 | 25.4 |
| Total | $286.3 | $57.5 | $228.8 |

Gross intangible assets decreased by $14.5 million for the year ended October 31, 2012. The decrease in gross intangible assets was attributable to $16.4 million of currency fluctuations, offset by $1.9 million to the purchase price allocations related to 2011 acquisitions in the Rigid Industrial Packaging & Services segment. Amortization expense was $20.3 million, $18.6 million and $14.4 million for 2012, 2011 and 2010, respectively. Amortization expense for the next five years is expected to be $19.9 million in 2013, $19.4 million in 2014, $18.4 million in 2015, $17.9 million in 2016 and $17.4 million in 2017.

All intangible assets for the periods presented are subject to amortization and are being amortized using the straight-line method over periods that range from three to 15 years for trade names, two to ten years for non-competes, one to 23 for customer relationships and four to 20 for other intangibles, except for $23.3 million related to the Tri-Sure trademark and trade names related to Blagden Express, Closed-loop, Box Board and Fustiplast, all of which have indefinite lives.

**NOTE 7—RESTRUCTURING CHARGES**

The following is a reconciliation of the beginning and ended restructuring reserve balances for the years ended October 31, 2012, 2011 and 2010 (Dollars in millions):

| | Cash Charges | | Non-cash Charges | | |
|---|---|---|---|---|---|
| | Employee Separation Costs | Other costs | Asset Impairments | Inventory Write-down | Total |
| Balance at October 31, 2010 | $ 12.7 | $ 7.6 | $ — | $— | $ 20.3 |
| Costs incurred and charged to expense | 13.3 | 12.7 | 4.5 | — | 30.5 |
| Costs paid or otherwise settled | (14.2) | (12.7) | (4.3) | — | (31.2) |
| Balance at October 31, 2011 | $ 11.8 | $ 7.6 | $ 0.2 | $— | $ 19.6 |
| Costs incurred and charged to expense | 13.4 | 9.8 | 10.2 | — | 33.4 |
| Costs paid or otherwise settled | (19.0) | (15.6) | (10.4) | — | (45.0) |
| Balance at October 31, 2012 | $ 6.2 | $ 1.8 | $ — | $— | $ 8.0 |

The focus for restructuring activities in 2012 was on the consolidation of operations in the Flexible Products & Services segment as part of the ongoing implementation of the Greif Business System and rationalization of operations and contingency actions in Rigid Industrial Packaging & Services. During 2012, the Company recorded restructuring charges of $33.4 million, consisting of $13.4 million in employee separation costs, $10.2 million in asset impairments and $9.8 million in other restructuring costs, primarily consisting of lease termination costs and professional fees. Four plants in the Rigid Industrial Packaging & Services segment were closed. There were a total of 513 employees severed throughout 2012 as part of the Company's restructuring efforts.

The following is a reconciliation of the total amounts expected to be incurred from open restructuring plans which are anticipated to be realized in 2013 or plans that are being formulated and have not been announced as of the date of this From 10-K. Amounts expected to be incurred were $12.3 million as of October 31, 2012. The increase was due to the formulation of new plans by management (Dollars in millions):

| | Amounts expected to be incurred | Amounts Incurred in 2012 | Amounts remaining to be incurred |
|---|---|---|---|
| Rigid Industrial Packaging & Services: | | | |
| Employee separation costs | $16.6 | $11.5 | $ 5.1 |
| Asset impairments | 3.4 | 3.4 | — |
| Other restructuring costs | 13.7 | 7.2 | 6.5 |
| | 33.7 | 22.1 | 11.6 |
| Flexible Products & Services: | | | |
| Employee separation costs | 2.2 | 1.9 | 0.3 |
| Asset impairments | 6.8 | 6.8 | — |
| Other restructuring costs | 3.0 | 2.6 | 0.4 |
| | 12.0 | 11.3 | 0.7 |
| | $45.7 | $33.4 | $12.3 |

The focus for restructuring activities in 2011 was on integration of recent acquisitions in the Rigid Industrial Packaging & Services and Flexible Products & Services segments as well as the implementation of certain cost-cutting measures. During 2011, the Company recorded restructuring charges of $30.5 million, consisting of $13.3 million in employee separation costs, $4.5 million in asset impairments and $12.7 million in other restructuring costs, primarily consisting of lease termination costs, professional fees, relocation costs and other costs. Two plants in the Rigid Industrial Packaging & Services segment were closed. There were a total of 257 employees severed throughout 2011 as part of the Company's restructuring efforts.

The focus for restructuring activities in 2010 was on integration of recent acquisitions in the Rigid Industrial Packaging & Services and Flexible Products & Services segments. During 2010, the Company recorded restructuring charges of $26.7 million, consisting of $13.7 million in employee separation costs, $2.9 million in asset impairments, $2.4 million in professional fees and $7.7 million in other restructuring costs, primarily consisting of facility consolidation and lease termination costs. In addition, the Company recorded $0.1 million in restructuring-related inventory charges in cost of products sold. Seven plants in the Rigid Industrial Packaging & Services segment, one plant in the Flexible Products & Services segment and two plants in the Paper Packaging segment were closed. There were a total of 232 employees severed throughout 2010 as part of the Company's restructuring efforts.

## NOTE 8—SIGNIFICANT NONSTRATEGIC TIMBERLAND TRANSACTIONS AND CONSOLIDATION OF VARIABLE INTEREST ENTITIES

The Company evaluates whether an entity is a VIE whenever reconsideration events occur and performs reassessments of all VIE's quarterly to determine if the primary beneficiary status is appropriate. The Company consolidates VIE's for which it is the primary beneficiary. If the Company is not the primary beneficiary and an ownership interest is held, the VIE is accounted for under the equity or cost methods of accounting. When assessing the determination of the primary beneficiary, the Company considers all relevant facts and circumstances, including: the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb the expected losses and/or the right to receive the expected returns of the VIE. One of the companies acquired in 2011 is considered a VIE. However, because the Company is not the primary beneficiary, the Company will report its ownership interest in this acquired company using the equity method of accounting.

### Significant Nonstrategic Timberland Transactions

On March 28, 2005, Soterra LLC (a wholly owned subsidiary) entered into two real estate purchase and sale agreements with Plum Creek Timberlands, L.P. ("Plum Creek") to sell approximately 56,000 acres of timberland and related assets located primarily in Florida for an aggregate sales price of approximately $90 million, subject to closing adjustments. In connection with the closing of one of these agreements, Soterra LLC sold approximately 35,000 acres of timberland and associated assets in Florida, Georgia and Alabama for $51.0 million, resulting in a pretax gain of $42.1 million, on May 23, 2005. The purchase price was paid in the form of cash and a $50.9 million purchase note payable (the "Purchase Note") by an indirect subsidiary of Plum Creek (the "Buyer SPE"). Soterra LLC contributed the Purchase Note to STA Timber LLC ("STA Timber"), one of the Company's indirect wholly owned subsidiaries. The Purchase Note is secured by a Deed of Guarantee issued by Bank of America, N.A., London Branch, in an amount not to exceed $52.3 million (the "Deed of Guarantee"), as a guarantee of the due and punctual payment of principal and interest on the Purchase Note.

The Company completed the second phase of these transactions in the first quarter of 2006. In this phase, the Company sold 15,300 acres of timberland holdings in Florida for $29.3 million in cash, resulting in a pre-tax gain of $27.4 million. The final phase of this transaction, approximately 5,700 acres sold for $9.7 million in 2006 which resulted in a pre-tax gain of $9.0 million.

On May 31, 2005, STA Timber issued in a private placement its 5.20% Senior Secured Notes due August 5, 2020 (the "Monetization Notes") in the principal amount of $43.3 million. In connection with the sale of the Monetization Notes, STA Timber entered into note purchase agreements with the purchasers of the Monetization Notes (the "Note Purchase Agreements") and related documentation. The Monetization Notes are secured by a pledge of the Purchase Note and the Deed of Guarantee. The Monetization Notes may be accelerated in the event of a default in payment or a breach of the other obligations set forth therein or in the Note Purchase Agreements or related documents, subject in certain cases to any applicable cure periods, or upon the occurrence of certain insolvency or bankruptcy related events. The Monetization Notes are subject to a mechanism that may cause them, subject to certain conditions, to be extended to November 5, 2020. The proceeds from the sale of the Monetization Notes were primarily used for the repayment of indebtedness. Greif, Inc. and its other subsidiaries have not extended any form of guaranty of the principal or interest on the Monetization Notes. Accordingly, Greif, Inc. and its other subsidiaries will not become directly or contingently liable for the payment of the Monetization Notes at any time.

The Buyer SPE is deemed to be a VIE since the assets of the Buyer SPE are not available to satisfy the liabilities of the Buyer SPE. The Buyer SPE is a separate and distinct legal entity from the Company, but the Company is the primary beneficiary because it has (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. As a result, Buyer SPE has been consolidated into the operations of the Company.

As of October 31, 2012 and 2011, assets of the Buyer SPE consisted of $50.9 million of restricted bank financial instruments. For the years ended October 31, 2012, 2011 and 2010, the Buyer SPE recorded interest income of $2.4 million, respectively.

As of October 31, 2012 and 2011, STA Timber had long-term debt of $43.3 million. For the years ended October 31, 2012, 2011 and 2010, STA Timber recorded interest expense of $2.2 million, respectively. STA Timber is exposed to credit-related losses in the event of nonperformance by the issuer of the Deed of Guarantee.

**Flexible Products Joint Venture**

On September 29, 2010, Greif, Inc. and its indirect subsidiary Greif International Holding Supra C.V. ("Greif Supra,") formed a joint venture (referred to herein as the "Flexible Packaging JV") with Dabbagh Group Holding Company Limited and its subsidiary National Scientific Company Limited ("NSC"). The Flexible Packaging JV owns the operations in the Flexible Products & Services segment, with the exception of the North American multi-wall bag business. The Flexible Packaging JV has been consolidated into the operations of the Company as of its formation date of September 29, 2010.

The Flexible Packaging JV is deemed to be a VIE since the total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support. The Company is the primary beneficiary because it has (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The economic and business purpose underlying the Flexible Packaging JV is to establish a global industrial flexible products enterprise through a series of targeted acquisitions and major investments in plant, machinery and equipment. All entities contributed to the Flexible Packaging JV were existing businesses acquired by Greif Supra and that were reorganized under Greif Flexibles Asset Holding B.V. and Greif Flexibles Trading Holding B.V. ("Asset Co." and "Trading Co."), respectively. The Flexibles Packaging J.V. also includes Global Textile Company LLC ("Global Textile"), which owns and operates a fabric hub in the Kingdom of Saudi Arabia that commenced operations in the fourth quarter of 2012. The Company has 51 percent ownership in Trading Co. and 49 percent ownership in Asset Co. and General Textile. However, Greif Supra and NSC have equal economic interests in the Flexible Packaging JV, notwithstanding the actual ownership interests in the various legal entities.

All investments, loans and capital contributions are to be shared equally by Greif Supra and NSC and each partner has committed to contribute capital of up to $150 million and obtain third party financing for up to $150 million as required.

The following table presents the Flexible Packaging JV total net assets (Dollars in millions):

| October 31, 2012 | Asset Co. | Global Textile | Trading Co. | Flexible Products JV |
|---|---|---|---|---|
| Total assets | 151.0 | 47.6 | 138.7 | 337.3 |
| Total liabilities | 73.9 | 0.5 | 46.4 | 120.8 |
| Net assets | 77.1 | 47.1 | 92.3 | 216.5 |

| October 31, 2011 | Asset Co. | Global Textile | Trading Co. | Flexible Products JV |
|---|---|---|---|---|
| Total assets | $176.1 | $16.8 | $171.3 | $364.2 |
| Total liabilities | 78.5 | 0.4 | 57.2 | 136.1 |
| Net assets | $ 97.6 | $16.4 | $114.1 | $228.1 |

As of October 31, 2012, Asset Co. had outstanding advances to NSC for $0.6 million which are being used to fund certain costs incurred in Saudi Arabia in respect of the fabric hub being constructed and equipped there. These advances are recorded within the current portion related party notes and advances receivable on the Company's consolidated balance sheet since they are expected to be repaid within the next twelve months. As of October 31, 2012, Asset Co. and Trading Co. held short term loans payable to NSC for $8.1 million recorded within short-term borrowings on the Company's consolidated balance sheet. These loans are interest bearing and are used to fund certain operational requirements.

Net loss attributable to the noncontrolling interest in the Flexible Packaging JV for the years ended October 31, 2012, 2011 and 2010 were $4.4 million, $3.5 million and $0.9 million, respectively.

**Non-United States Accounts Receivable VIE**

As further described in Note 3, Cooperage Receivables Finance B.V. is a party to the European RPA. Cooperage Receivables Finance B.V. is deemed to be a VIE since this entity is not able to satisfy its liabilities without the financial support from the Company. While this entity is a separate and distinct legal entity from the Company and no ownership interest in this entity is held by the Company, the Company is the primary beneficiary because it has (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE. As a result, Cooperage Receivables Finance B.V. has been consolidated into the operations of the Company.

**NOTE 9—LONG-TERM DEBT**

Long-term debt is summarized as follows (Dollars in millions):

| | October 31, 2012 | October 31, 2011 |
|---|---|---|
| 2010 Credit Agreement | $ 255.0 | $ 355.4 |
| Senior Notes due 2017 | 302.3 | 302.9 |
| Senior Notes due 2019 | 243.6 | 242.9 |
| Senior Notes due 2021 | 256.0 | 280.2 |
| U.S. Trade accounts receivable credit facility | 110.0 | 130.0 |
| Other long-term debt | 33.4 | 72.5 |
| | 1,200.3 | 1,383.9 |
| Less current portion | (25.0) | (12.5) |
| Long-term debt | $1,175.3 | $1,371.4 |

**Credit Agreement**

On October 29, 2010, the Company obtained a $1.0 billion senior secured credit facility pursuant to an Amended and Restated Credit Agreement with a syndicate of financial institutions (the "Credit Agreement"). The Credit Agreement provides for a $750 million revolving multicurrency credit facility and a $250 million term loan, both expiring October 29, 2015, with an option to add $250 million to the facilities with the agreement of the lenders. The $250 million term loan is scheduled to amortize by $3.1 million each quarter-end for the first eight quarters, $6.3 million each quarter-end for the next eleven quarters and the remaining balance due on the maturity date.

The Credit Agreement is available to fund ongoing working capital and capital expenditure needs, for general corporate purposes and to finance acquisitions. Interest is based on a Eurodollar rate or a base rate that resets periodically plus a calculated margin amount. As of October 31, 2012, $255.0 million was outstanding under the Credit Agreement. The current portion of the Credit Agreement was $25.0 million and the long-term portion was $230.0 million. The weighted average interest rate on the Credit Agreement was 2.15% for the year ended October 31, 2012. The actual interest rate on the Credit Agreement was 2.15% as of October 31, 2012.

The Credit Agreement contains financial covenants that require the Company to maintain a certain leverage ratio and a fixed charge coverage ratio. As of October 31, 2012, the Company was in compliance with these covenants.

The repayment of amounts borrowed under the Credit Agreement are secured by a security interest in the personal property of Greif, Inc. and certain of the Company's United States subsidiaries, including equipment and inventory and certain intangible assets, as well as a pledge of the capital stock of substantially all of the Company's United States subsidiaries.

### Senior Notes due 2017

On February 9, 2007, the Company issued $300.0 million of 6.75% Senior Notes due February 1, 2017. Interest on these Senior Notes is payable semi-annually. Proceeds from the issuance of these Senior Notes were principally used to fund the purchase of previously outstanding 8.875% Senior Subordinated Notes in a tender offer and for general corporate purposes.

The Indenture pursuant to which these Senior Notes were issued contains certain covenants. As of October 31, 2012, the Company was in compliance with these covenants.

### Senior Notes due 2019

On July 28, 2009, the Company issued $250.0 million of 7.75% Senior Notes due August 1, 2019. Interest on these Senior Notes is payable semi-annually. Proceeds from the issuance of Senior Notes were principally used for general corporate purposes, including the repayment of amounts outstanding under the Company's then existing revolving multicurrency credit facility, without any permanent reduction of the commitments thereunder.

The Indenture pursuant to which these Senior Notes were issued contains certain covenants. As of October 31, 2012, the Company was in compliance with these covenants.

### Senior Notes due 2021

On July 15, 2011, Greif, Inc.'s wholly-owned indirect Luxembourg subsidiary, Greif Luxembourg Finance S.C.A., issued €200.0 million of 7.375% Senior Notes due July 15, 2021. These Senior Notes are fully and unconditionally guaranteed on a senior basis by Greif, Inc. Interest on these Senior Notes is payable semi-annually. A portion of the proceeds from the issuance of these Senior Notes was used to repay non-U.S. borrowings under the Credit Agreement, without any permanent reduction of the commitments thereunder, and the remaining proceeds are available for general corporate purposes, including the financing of acquisitions.

The Indenture pursuant to which these Senior Notes were issued contains certain covenants. As of October 31, 2012, the Company was in compliance with these covenants.

### United States Trade Accounts Receivable Credit Facility

On December 8, 2008, the Company entered into a U.S. trade accounts receivable credit facility with a financial institution. This facility was amended on September 19, 2011, which decreased the amount available to the borrowers from $135.0 million to $130.0 million and extended the termination date of the commitment to September 19, 2014. The credit facility is secured by certain of the Company's trade accounts receivable in the United States and bears interest at a variable rate based on the applicable base rate or other agreed-upon rate plus a margin amount (0.97% as of October 31, 2012). In addition, the Company can terminate the credit facility at any time upon five days prior written notice. A significant portion of the initial proceeds from this credit facility was used to pay the obligations under the previous trade accounts receivable credit facility, which was terminated. The remaining proceeds were and will be used to pay certain fees, costs and expenses incurred in connection with the credit facility and for working capital and general corporate purposes. As of October 31, 2012, there was $110.0 million outstanding under the credit facility. The agreement for this receivables financing facility contains financial covenants that require the Company to maintain the same leverage ratio and fixed charge coverage ratio as set forth in the Credit Agreement. On December 19, 2012, this leverage ratio was amended to be identical to the ratio in the Amended Credit Agreement, and the fixed charge coverage ratio was deleted and the interest coverage ratio set forth in the Amended Credit Agreement was included. As of October 31, 2012, the Company was in compliance with these covenants.

Greif Receivables Funding LLC ("GRF"), an indirect subsidiary of the Company, has participated in the purchase and transfer of receivables in connection with these credit facilities and is included in the Company's consolidated financial statements. However, because GRF is a separate and distinct legal entity from the Company and its other subsidiaries, the assets of GRF are not available to satisfy the liabilities and obligations of the Company and its other subsidiaries, and the liabilities of GRF are not the liabilities or obligations of the Company and its other subsidiaries. This entity purchases and services the Company's trade accounts receivable that are subject to this credit facility.

#### Other

In addition to the amounts borrowed under the Credit Agreement and proceeds from these Senior Notes and the United States Trade Accounts Receivable Credit Facility, as of October 31, 2012, the Company had outstanding other debt of $110.5 million, comprised of $33.4 million in long-term debt and $77.1 million in short-term borrowings, compared to other debt outstanding of $209.8 million, comprised of $72.5 million in long-term debt and $137.3 million in short-term borrowings, as of October 31, 2011.

As of October 31, 2012, the current portion of the Company's long-term debt was $25.0 million. Annual maturities, including the current portion of long-term debt under the Company's various financing arrangements, were $25.0 million in 2013, $168.4 million in 2014, $205.0 million in 2015, $302.3 million in 2017 and $499.6 million thereafter. Cash paid for interest expense was $86.6 million, $67.7 million and $65.3 million in 2012, 2011 and 2010, respectively.

As of October 31, 2012 and 2011, the Company had deferred financing fees and debt issuance costs of $14.8 million and $18.9 million, respectively, which are included in other long-term assets.

### NOTE 10—FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

#### Financial Instruments

The Company uses derivatives from time to time to mitigate partially the effect of exposure to interest rate movements, exposure to currency fluctuations, and energy cost fluctuations. Under ASC 815, "Derivatives and Hedging," all derivatives are to be recognized as assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are recognized in either net income or in other comprehensive income, depending on the designated purpose of the derivative.

While the Company may be exposed to credit losses in the event of nonperformance by the counterparties to its derivative financial instrument contracts, its counterparties are established banks and financial institutions with high credit ratings. The Company has no reason to believe that such counterparties will not be able to fully satisfy their obligations under these contracts.

During the next twelve months, the Company expects to reclassify into earnings a net loss from accumulated other comprehensive income of approximately $0.5 million after tax at the time the underlying hedge transactions are realized.

ASC 820, "Fair Value Measurements and Disclosures" defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements for financial and non-financial assets and liabilities. Additionally, this guidance established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of inputs used to measure fair values are as follows:

- Level 1—Observable inputs such as unadjusted quoted prices in active markets for identical assets and liabilities.
- Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

**Recurring Fair Value Measurements**

The following table presents the fair values adjustments for those assets and (liabilities) measured on a recurring basis as of October 31, 2012 and 2011 (Dollars in millions):

| | October 31, 2012 | | | | October 31, 2011 | | | | Balance sheet Location |
|---|---|---|---|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 | Total | |
| Interest rate derivatives | $ — | $ (1.4) | $ — | $ (1.4) | | $ (0.4) | $ — | $ (0.4) | Other long-term liabilities |
| Foreign exchange hedges | — | 0.8 | — | 0.8 | — | 2.4 | — | 2.4 | Other current assets |
| Foreign exchange hedges | — | (0.3) | — | (0.3) | — | (0.5) | — | (0.5) | Other current liabilities |
| Energy hedges | — | — | — | — | — | (0.1) | — | (0.1) | Other current liabilities |
| Total* | $ — | $ (0.9) | $ — | $ (0.9) | $ — | $ 1.4 | $ — | $ 1.4 | |

* The carrying amounts of cash and cash equivalents, trade accounts receivable, accounts payable, current liabilities and short-term borrowings as of October 31, 2012 and 2011 approximate their fair values because of the short-term nature of these items and are not included in this table.

***Interest Rate Derivatives***

The Company has interest rate swap agreements with various maturities through 2014. These interest rate swap agreements are used to manage the Company's fixed and floating rate debt mix, specifically the Credit Agreement. The assumptions used in measuring fair value of these interest rate derivatives are considered level 2 inputs, which were based on monthly interest from the counterparties based upon the LIBOR and interest to be based upon a designated fixed rate over the life of the swap agreements. These derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on these derivative instruments is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in earnings immediately.

The Company had three interest rate derivatives as of October 31, 2011 which expired in the first quarter of 2012. The Company now has two interest rate derivatives, both of which were entered into during the first quarter of 2012 (floating to fixed swap agreements designated as cash flow hedges) with a total notional amount of $150 million. Under these swap agreements, the Company receives interest based upon a variable interest rate from the counterparties (weighted average of 0.21% as of October 31, 2012 and 0.27% as of October 31, 2011) and pays interest based upon a fixed interest rate (weighted average of 0.75% as of October 31, 2012 and 1.92% as of October 31, 2011). Losses reclassified to earnings under these contracts (both those that existed as of October 31, 2011 and those entered into in the first quarter 2012) were $0.9 million, $1.9 million, and $1.9 million for the years ended October 31, 2012, 2011 and 2010, respectively. These losses were recorded within the consolidated statement of operations as interest expense, net. The fair value of these contracts resulted in losses of $1.4 million and $0.3 million recorded in accumulated other comprehensive income as of October 31, 2012 and 2011, respectively.

***Foreign Exchange Hedges***

The Company conducts business in major international currencies and is subject to risks associated with changing foreign exchange rates. The Company's objective is to reduce volatility associated with foreign exchange rate changes to allow management to focus its attention on business operations. Accordingly, the Company enters into various contracts that change in value as foreign exchange rates change to protect the value of certain existing foreign currency assets and liabilities, commitments and anticipated foreign currency revenues and expenses.

As of October 31, 2012, the Company had outstanding foreign currency forward contracts in the notional amount of $233.2 million ($160.6 million as of October 31, 2011). Some derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in earnings immediately. The assumptions used in measuring fair value of foreign exchange hedges are considered level 2 inputs, which were based on observable market pricing for similar instruments, principally foreign exchange futures contracts. Losses reclassified to earnings for hedging contracts qualifying as cash flow hedges were $1.6 million, $0.6 million and $4.5 million for the years ended October 31, 2012, 2011 and 2010, respectively. These gains and losses were recorded within the consolidated statement of operations as other expense, net. The fair value of these contracts resulted in an immaterial loss and a gain of $0.7 million recorded in other comprehensive income as of October 31, 2012 and October 31, 2011, respectively.

***Energy Hedges***

The Company is exposed to changes in the price of certain commodities. The Company's objective is to reduce volatility associated with forecasted purchases of these commodities to allow management of the Company to focus its attention on business operations. From time to time, the Company enters into derivative contracts to manage the price risk associated with certain of these forecasted purchases.

The Company has entered into certain cash flow agreements to mitigate its exposure to cost fluctuations in natural gas prices through October 31, 2012. Under these hedge agreements, the Company agrees to purchase natural gas at a fixed price. As of October 31, 2012, there were no energy hedges. As of October 31, 2011, the notional amount of these hedges was $2.7 million. These derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in earnings immediately. The assumptions used in measuring fair value of energy hedges are considered level 2 inputs, which were based on observable market pricing for similar instruments, principally commodity futures contracts. Losses reclassified to earnings under these contracts were $1.2 million, $0.4 million and $1.4 million for the years ended October 31, 2012, 2011 and 2010, respectively. These losses were recorded within the consolidated statement of operations as cost of products sold. There were no energy hedges as of October 31, 2012. The fair value of these contracts resulted in a loss of $0.1 million recorded in other comprehensive income as of October 31, 2011.

***Other Financial Instruments***

The estimated fair value of the Company's 2017 Senior Notes are $330.8 million and $317.9 million compared to the carrying amount of $302.3 million and $302.9 million as of October 31, 2012 and 2011, respectively. The estimated fair value of the Company's 2019 Senior Notes are $286.9 million and $268.8 million compared to the carrying amounts of $243.6 million and $242.9 million as of October 31, 2012 and 2011, respectively. The estimated fair value of the Company's 2021 Senior Notes are $283.4 million and $280.2 million compared to the carrying amounts of $256.1 million and $280.1 million as of October 31, 2012 and 2011, respectively. The assumptions used in measuring fair value of Senior Notes are considered level 2 inputs, which were based on observable market pricing for similar instruments. The fair values of the Company's Credit Agreement and the United States Trade Accounts Receivable Credit Facility do not materially differ from carrying value as the Company's cost of borrowing is variable and approximates current borrowing rates. The fair values of the Company's long-term obligations are estimated based on either the quoted market prices for the same or similar issues or the current interest rates offered for the debt of the same remaining maturities.

**Non-Recurring Fair Value Measurements**

***Long-Lived Assets***

As part of the Company's restructuring plans following recent acquisitions, the Company may close manufacturing facilities during the next few years. The assumptions used in measuring fair value of long-lived assets are considered level 2 inputs which include bids received from third parties, recent purchase offers and market comparables. The Company recorded restructuring-related expenses for the year ended October 31, 2012 of $10.2 million on long lived assets with net book values of $24.8 million.

***Net Assets Held for Sale***

The assumptions used in measuring fair value of net assets held for sale are considered level 2 inputs which include recent purchase offers, market comparables and/or data obtained from commercial real estate brokers. As of October 31, 2011, the Company recognized an impairment of $1.3 million related to net assets held for sale in our Rigid Industrial Packaging & Services segment. As of October 31, 2012, the Company had not recognized any additional impairment related to net assets held for sale.

***Goodwill and Long Lived Intangible Assets***

On an annual basis or when events or circumstances indicate impairment may have occurred, the Company performs impairment tests for goodwill and intangibles as defined under ASC 350, "Intangibles-Goodwill and Other." As of October 31, 2011, the Company recognized an impairment charge of $3.0 million related to the discontinued usage of certain trade names in our Flexible Products & Services segment. The Company concluded that no further impairment existed as of October 31, 2012.

***Pension Plan Assets***

On an annual basis we compare the asset holdings of our pension plan to targets established by the Company. The pension plan assets are categorized as either equity securities, debt securities, fixed income securities, insurance annuities, or other assets, which are considered level 1, level 2 and level 3 fair value measurements. The typical asset holdings include:

- Mutual funds: Valued at the Net Asset Value "NAV" available daily in an observable market.
- Common collective trusts: Unit value calculated based on the observable NAV of the underlying investment.
- Pooled separate accounts: Unit value calculated based on the observable NAV of the underlying investment.
- Common collective trusts: invest in an array of fixed income, debt and equity securities with various growth and preservation strategies. The trusts invest in long term bonds and large small capital stock.
- Government and corporate debt securities: Valued based on readily available inputs such as yield or price of bonds of comparable quality, coupon, maturity and type.
- Insurance Annuity: Value is derived based on the value of the corresponding liability

**NOTE 11—STOCK-BASED COMPENSATION**

Stock-based compensation is accounted for in accordance with ASC 718, "Compensation—Stock Compensation," which requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the Company's consolidated statements of operations over the requisite service periods. The Company uses the straight-line single option method of expensing stock options to recognize compensation expense in its consolidated statements of operations for all share-based awards. Because share-based compensation expense is based on awards that are ultimately expected to vest, share-based compensation expense is reduced to account for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. No stock options were granted in 2012, 2011 or 2010. For any options granted in the future, compensation expense will be based on the grant date fair value estimated in accordance with the provisions of ASC 718.

In 2001, the Company adopted the 2001 Management Equity Incentive and Compensation Plan (the "2001 Plan"). The provisions of the 2001 Plan allow the awarding of incentive and nonqualified stock options and restricted and performance shares of Class A Common Stock to key employees. The maximum number of shares that may be issued each year is determined by a formula that takes into consideration the total number of shares outstanding and is also subject to certain limits. In addition, the maximum number of incentive stock options that will be issued under the 2001 Plan during its term is 5,000,000 shares. Participants are not eligible to sell or otherwise dispose of these shares for one year and a day after the grant date.

Prior to 2001, the Company had adopted a Non-statutory Stock Option Plan (the "2000 Plan") that provides the discretionary granting of non-statutory options to key employees, and an Incentive Stock Option Plan (the "Option Plan") that provides the discretionary granting of incentive stock options to key employees and non-statutory options for non-employees. The aggregate number of the Company's Class A Common Stock options that may be granted under the 2000 Plan and Option Plan may not exceed 400,000 shares and 2,000,000 shares, respectively.

Under the terms of the 2001 Plan, the 2000 Plan and the Option Plan, stock options may be granted at exercise prices equal to the market value of the common stock on the date options are granted and become fully vested two years after date of grant. Options expire 10 years after date of grant.

In 2005, the Company adopted the 2005 Outside Directors Equity Award Plan (the "2005 Directors Plan"), which provides for the granting of stock options, restricted stock or stock appreciation rights to directors who are not employees of the Company. Prior to 2005, the Directors Stock Option Plan (the "Directors Plan") provided for the granting of stock options to directors who are not employees of the Company. The aggregate number of the Company's Class A Common Stock options, and in the case of the 2005 Directors Plan, restricted stock, that may be granted may not exceed 200,000 shares under each of these plans. Under the terms of both plans, options are granted at exercise prices equal to the market value of the common stock on the date options are granted and become exercisable immediately. Options expire 10 years after date of grant.

Stock option activity for the years ended October 31 was as follows (Shares in thousands):

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | **Shares** | **Weighted Average Exercise price** | **Shares** | **Weighted Average Exercise price** | **Shares** | **Weighted Average Exercise price** |
| Beginning balance | 342 | $16.61 | 510 | $16.14 | 643 | $15.91 |
| Granted | — | — | — | — | — | — |
| Forfeited | 3 | 13.10 | 1 | 12.72 | — | — |
| Exercised | 158 | 13.45 | 167 | 15.17 | 133 | 15.06 |
| Ending balance | 181 | $19.45 | 342 | $16.61 | 510 | $16.14 |

As of October 31, 2012, outstanding stock options had exercise prices and contractual lives as follows (Shares in thousands):

| **Range of Exercise Prices** | **Number Outstanding** | **Weighted-Average Remaining Contractual Life** |
|---|---|---|
| $5—$15 | 78 | 0.9 |
| $15—$25 | 91 | 2.0 |
| $25—$35 | 12 | 2.3 |

All outstanding options were exercisable as of October 31, 2012, 2011 and 2010, respectively.

During 2011, the Company awarded an officer, as part of the terms of his initial employment arrangement, 30,000 shares of Class A Common Stock under the 2001 Plan. These shares were issued subject to vesting and post-vesting restrictions on the sale or transfer until January 1, 2016. A total of 15,000 of such shares have vested, and the remaining shares vest in equal installments of 7,500 shares each on January 1, 2013 and 2014, respectively. Share-based compensation expense was $0.7 million and $1.0 million for the periods ended October 31, 2012 and 2011, respectively.

Under the Company's Long-Term Incentive Plan the Company granted 53,533 shares of restricted stock with a weighted average grant date fair value of $41.44 in 2012. The Company granted 40,215 shares of restricted stock with a weighted average grant date fair value of $60.46 under the Company's Long-Term Incentive Plan in 2011. The total stock expense recorded under the plan was $2.2 million, $2.5 million and $7.4 million for the periods ended October 31, 2012, 2011 and 2010 respectively. All restricted stock awards under the Long Term Investment Plan are fully vested at the date of award.

Under the Company's 2005 Directors Plan, the Company granted 14,152 shares of restricted stock with a weighted average grant date fair value of $50.87 in 2012. The Company granted 11,144 shares of restricted stock with a weighted average grant date fair value of $64.59 under the Company's 2005 Directors Plan in 2011. The total expense recorded under the plan was $0.7 million for the periods ended October 31, 2012, 2011 and 2010 respectively. All restricted stock awards under the 2005 Directors Plan are fully vested at the date of award.

The total stock expenses recorded under the plans were $3.6 million, $4.2 million and $8.1 million for the periods ended October 31, 2012, 2011 and 2010 respectively.

## NOTE 12—INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, various U.S. state and local jurisdictions, and various non-U.S. jurisdictions.

The provision for income taxes consists of the following (Dollars in millions):

| For the years ended October 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| Current | | | |
| Federal | $19.7 | $25.6 | $15.2 |
| State and local | 5.4 | 4.4 | 5.8 |
| Non-U.S. | 11.5 | 25.2 | 14.9 |
| | 36.6 | 55.2 | 35.9 |
| Deferred | | | |
| Federal | 10.3 | 11.0 | (0.4) |
| State and local | 2.7 | 5.0 | 0.7 |
| Non-U.S. | 7.2 | (6.2) | 7.3 |
| | 20.2 | 9.8 | 7.6 |
| | $56.8 | $65.0 | $43.5 |

Non-U.S. income before income tax expense was $76.5 million, $130.7 million and $155.5 million in 2012, 2011, and 2010, respectively.

The following is a reconciliation of the provision for income taxes based on the federal statutory rate to the Company's effective income tax rate:

| For the years ended October 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| United States federal tax rate | 35.00% | 35.00% | 35.00% |
| Non-U.S. tax rates | -1.40% | -10.00% | -15.00% |
| State and local taxes, net of federal tax benefit | 2.20% | 1.90% | 1.30% |
| United States tax credits | -0.70% | -0.80% | -4.00% |
| Unrecognized tax benefits | -5.60% | 12.40% | -1.50% |
| Valuation allowance | 1.50% | -14.40% | 1.90% |
| Withholding tax | 1.10% | 1.10% | 1.30% |
| Foreign partnerships | -4.20% | -1.00% | — |
| Other items | 2.50% | 2.80% | -1.50% |
| | 30.40% | 27.00% | 17.50% |

The components of the Company's deferred tax assets and liabilities as of October 31 for the years indicated were as follows (Dollars in millions):

| | 2012 | 2011 |
|---|---|---|
| Deferred Tax Assets | | |
| Net operating loss carryforwards | $ 89.5 | $ 132.3 |
| Minimum pension liabilities | 61.9 | 51.0 |
| Insurance operations | 9.1 | 9.7 |
| Incentives | 4.1 | 6.6 |
| Environmental reserves | 7.4 | 7.1 |
| Inventories | 2.7 | — |
| State income tax | 9.2 | 9.0 |
| Postretirement | 7.4 | 9.5 |
| Other | 5.7 | 4.1 |
| Derivatives instruments | 0.5 | — |
| Interest | 6.2 | 7.0 |
| Allowance for doubtful accounts | 4.5 | 3.3 |
| Restructuring reserves | 1.1 | 2.6 |
| Deferred compensation | 2.5 | 2.9 |
| Foreign tax credits | 1.8 | 1.8 |
| Vacation accruals | 1.4 | 1.2 |
| Stock options | 1.4 | 2.1 |
| Severance | 0.2 | — |
| Workers compensation accruals | 2.5 | 1.0 |
| Total Deferred Tax Assets | 219.1 | 251.2 |
| Valuation allowance | (56.6) | (45.0) |
| Net Deferred Tax Assets | 162.5 | 206.2 |
| Deferred Tax Liabilities | | |
| Properties, plants and equipment | 121.6 | 108.4 |
| Goodwill and other intangible assets | 96.4 | 80.0 |
| Inventories | — | 1.0 |
| Derivative instruments | — | 0.3 |
| Foreign exchange | 7.8 | 1.2 |
| Timberland transactions | 95.7 | 95.7 |
| Pension | 13.6 | 22.6 |
| Total Deferred Tax Liabilities | 335.1 | 309.2 |
| Net Deferred Tax Liability | $(172.6) | $(103.0) |

As of October 31, 2012, the Company had tax benefits from non-U.S. net operating loss carryforwards of approximately $89.0 million and approximately $0.5 million of state net operating loss carryfowards. During 2012, the change in net operating loss carryforwards was primarily related to a settlement with the Dutch taxing authorities and to offset a Dutch taxable gain. The company has recorded valuation allowances of $56.6 million and $45.0 million as of October 31, 2012 and 2011, respectively against the tax benefits from non-U.S. net deferred tax assets.

As of October 31, 2012, the Company had undistributed earnings from certain non-U.S. subsidiaries that are intended to be permanently reinvested in non-U.S. operations. Because these earnings are considered permanently reinvested, no U.S. tax provision has been accrued related to the repatriation of these earnings. It is not practicable to determine the additional tax, if any, which would result from the remittance of these amounts.

A reconciliation of the beginning and ended amount of unrecognized tax benefits is as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance at November 1 | $ 79.6 | $ 35.4 | $ 45.5 |
| Increases in tax provisions for prior years | 6.8 | 49.7 | 0.1 |
| Decreases in tax provisions for prior years | (2.1) | (1.6) | (2.7) |
| Increases in tax positions for current years | 3.9 | — | 1.5 |
| Settlements with taxing authorities | (32.5) | (4.5) | (6.7) |
| Lapse in statute of limitations | (0.3) | — | — |
| Currency translation | (6.6) | 0.6 | (2.3) |
| Balance at October 31 | $ 48.8 | $ 79.6 | $ 35.4 |

The 2012 decrease in settlements with taxing authorities is primarily related to a settlement with the Dutch tax authorities relative to the application of Dutch Article 13(a) participation exemption.

The Company files income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and various foreign jurisdictions. With a few exceptions, the Company is subject to audit by various taxing authorities for 2008 through the current fiscal year. The company has completed its U.S. federal tax audit for the tax years through 2009. The Company has open tax years in the Netherlands for the fiscal period 2001 through the current fiscal period.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense net of tax, as applicable. As of October 31, 2012 and October 31, 2011, the Company had $1.7 million and $0.9 million, respectively, accrued for the payment of interest and penalties.

The Company has estimated the reasonably possible expected net change in unrecognized tax benefits through October 31, 2013 based on lapses of the applicable statutes of limitations of unrecognized tax benefits. The estimated net decrease in unrecognized tax benefits for the next 12 months ranges from $0 to $28.0 million. Actual results may differ materially from this estimate.

The Company paid income taxes of $56.9 million, $64.9 million and $29.3 million in 2012, 2011, and 2010, respectively.

## NOTE 13—POST RETIREMENT BENEFIT PLANS

### Defined Benefit Pension Plans

The Company has certain non-contributory defined benefit pension plans in the United States, Canada, Germany, the Netherlands, South Africa and the United Kingdom. The Company uses a measurement date of October 31 for fair value purposes for its pension plans. The salaried plans' benefits are based primarily on years of service and earnings. The hourly plans' benefits are based primarily upon years of service. Certain benefit provisions are subject to collective bargaining. The Company contributes an amount that is not less than the minimum funding or more than the maximum tax-deductible amount to these plans. Salaried employees in the United States who commence service on or after November 1, 2007 and in various dates in the preceding five years for the non-U.S. plans will not be eligible to participate in the defined benefit pension plans, but will participate in a defined contribution retirement program. The category "Other International" represents the noncontributory defined benefit pension plans in Canada and South Africa.

Pension plan contributions by the Company totaled $18.0 million, $32.6 million, and $23.0 million during 2012, 2011 and 2010, respectively. Contributions during 2013 are expected to be approximately $13.1 million.

The following table presents the number of participants in the defined benefit plans:

| October 31, 2012 | Consolidated | USA | Germany | United Kingdom | Netherlands | Other International |
|---|---|---|---|---|---|---|
| Active participants | 2,402 | 2,004 | 127 | 158 | 48 | 65 |
| Vested former employees | 3,660 | 2,913 | 63 | 418 | 249 | 17 |
| Retirees and beneficiaries | 4,043 | 2,210 | 248 | 726 | 804 | 55 |
| Other plan participants | 35 | 0 | 0 | 0 | 35 | 0 |
| **October 31, 2011** | **Consolidated** | **USA** | **Germany** | **United Kingdom** | **Netherlands** | **Other Intl** |
| Active participants | 2,507 | 2,113 | 125 | 158 | 46 | 65 |
| Vested former employees | 3,581 | 2,923 | 68 | 418 | 154 | 18 |
| Retirees and beneficiaries | 3,749 | 2,142 | 245 | 726 | 583 | 53 |
| Other plan participants | 1 | 0 | 0 | 0 | 1 | 0 |

The actuarial assumptions at October 31 are used to measure the year-end benefit obligations and the pension costs for the subsequent year were as follows:

| For the year ended October 31, 2012 | Consolidated | United States | Germany | United Kingdom | Netherlands | Other International |
|---|---|---|---|---|---|---|
| Discount rate | 3.92% | 4.00% | 3.50% | 4.25% | 3.25% | 4.89% |
| Expected return on plan assets | 6.46% | 6.75% | N/A | 6.75% | 5.00% | 6.55% |
| Rate of compensation increase | 2.99% | 3.00% | 2.75% | 3.50% | 2.25% | 2.29% |
| **For the year ended October 31, 2011** | | | | | | |
| Discount rate | 4.94% | 4.90% | 5.25% | 5.00% | 5.00% | 5.55% |
| Expected return on plan assets | 7.20% | 8.25% | N/A | 7.50% | 4.25% | 6.60% |
| Rate of compensation increase | 3.13% | 3.00% | 2.75% | 4.00% | 2.25% | 2.70% |
| **For the year ended October 31, 2010** | | | | | | |
| Discount rate | 5.20% | 5.50% | 5.00% | 5.25% | 4.25% | 5.44% |
| Expected return on plan assets | 7.50% | 8.25% | N/A | 7.50% | 6.00% | 6.68% |
| Rate of compensation increase | 3.11% | 3.00% | 2.75% | 4.00% | 2.25% | 3.01% |

To determine the expected long-term rate of return on pension plan assets, we consider current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. In developing future return expectations for our defined benefit pension plans' assets, we formulate views on the future economic environment, both in the U.S. and abroad. We evaluate general market trends and historical relationships among a number of key variables that impact asset class returns, such as expected earnings growth, inflation, valuations, yields and spreads, using both internal and external sources. We also take into account expected volatility by asset class and diversification across classes to determine expected overall portfolio results given current and expected allocations.

Based on our analysis of future expectations of asset performance, past return results, and our current and expected asset allocations, we have assumed a 6.5% long-term expected return on those assets for cost recognition in 2012. For the defined benefit pension plans, we apply our expected rate of return to a market-related value of assets, which stabilizes variability in the amounts to which we apply that expected return.

We amortize experience gains and losses as well as the effects of changes in actuarial assumptions and plan provisions over a period no longer than the average future service of employees.

**Benefit Obligations**

The components of net periodic pension cost include the following (Dollars in millions):

| For the year ended October 31, 2012 | Consolidated | United States | Germany | United Kingdom | Netherlands | Other International |
|---|---|---|---|---|---|---|
| Service cost | $ 13.4 | $ 10.0 | $0.4 | $ 2.1 | $ 0.5 | $ 0.4 |
| Interest cost | 29.6 | 16.6 | 1.4 | 7.0 | 3.9 | 0.7 |
| Expected return on plan assets | (33.9) | (17.6) | — | (11.8) | (3.6) | (0.9) |
| Amortization of prior service cost | 1.5 | 1.5 | — | — | — | — |
| Recognized net actuarial loss | 11.4 | 9.9 | 0.1 | 0.6 | 0.4 | 0.4 |
| Net periodic pension cost | 22.0 | 20.4 | 1.9 | (2.1) | 1.2 | 0.6 |

| For the year ended October 31, 2011 | Consolidated | United States | Germany | United Kingdom | Netherlands | Other International |
|---|---|---|---|---|---|---|
| Service cost | $ 12.7 | $ 9.0 | $0.5 | $ 2.1 | $ 0.7 | $ 0.4 |
| Interest cost | 29.6 | 16.6 | 1.4 | 7.1 | 3.9 | 0.6 |
| Expected return on plan assets | (36.8) | (19.7) | — | (12.7) | (3.7) | (0.7) |
| Amortization of prior service cost | 1.9 | 1.9 | — | — | — | — |
| Recognized net actuarial loss | 8.4 | 7.1 | 0.1 | 0.4 | 0.4 | 0.4 |
| Net periodic pension cost | $ 15.8 | $ 14.9 | $2.0 | $ (3.1) | $ 1.3 | $ 0.7 |

| For the year ended October 31, 2010 | Consolidated | United States | Germany | United Kingdom | Netherlands | Other International |
|---|---|---|---|---|---|---|
| Service cost | $ 12.7 | $ 9.2 | $0.4 | $ 2.3 | $ 0.4 | $ 0.4 |
| Interest cost | 29.3 | 16.0 | 1.4 | 7.0 | 4.3 | 0.6 |
| Expected return on plan assets | (34.8) | (18.1) | — | (11.6) | (4.4) | (0.7) |
| Amortization of transition net asset | — | — | — | — | — | — |
| Amortization of prior service cost | 0.9 | 0.9 | — | — | — | — |
| Recognized net actuarial loss | 6.7 | 5.9 | — | 0.5 | — | 0.3 |
| Net periodic pension cost | $ 14.8 | $ 13.9 | $1.8 | $ (1.8) | $ 0.3 | $ 0.6 |

Benefit obligations are described in the following tables. Accumulated and projected benefit obligations (ABO and PBO) represent the obligations of a pension plan for past service as of the measurement date. ABO is the present value of benefits earned to date with benefits computed based on current compensation levels. PBO is ABO increased to reflect expected future compensation.

The following table sets forth the plans' change in projected benefit obligation (Dollars in millions):

| For the year ended October 31, 2012 | Consolidated | USA | Germany | United Kingdom | Netherlands | Other International |
|---|---|---|---|---|---|---|
| Change in benefit obligation: | | | | | | |
| Benefit obligation at beginning of year | $616.2 | $345.5 | $27.9 | $142.1 | $ 85.3 | $15.4 |
| Service cost | 13.4 | 10.0 | 0.4 | 2.1 | 0.5 | 0.4 |
| Interest cost | 29.6 | 16.6 | 1.4 | 7.0 | 3.9 | 0.7 |
| Plan participant contributions | 0.3 | — | — | 0.1 | 0.2 | — |
| Expenses paid from assets | (1.1) | (1.1) | — | — | — | — |
| Multi-plan combination | 1.7 | — | — | 1.7 | — | — |
| Actuarial loss | 91.9 | 47.3 | 8.4 | 11.4 | 24.0 | 0.8 |
| Foreign currency effect | (1.7) | — | (1.5) | 3.9 | (4.5) | 0.4 |
| Benefits paid | (27.9) | (13.6) | (1.3) | (6.4) | (6.0) | (0.6) |
| Benefit obligation at end of year | $722.4 | $404.7 | $35.3 | $161.9 | $103.4 | $17.1 |
| For the year ended October 31, 2011 | | | | | | |
| Change in benefit obligation: | | | | | | |
| Benefit obligation at beginning of year | $580.7 | $309.5 | $28.5 | $134.5 | $ 94.9 | $13.3 |
| Service cost | 12.7 | 9.0 | 0.5 | 2.1 | 0.7 | 0.4 |
| Interest cost | 29.5 | 16.6 | 1.4 | 7.0 | 3.9 | 0.6 |
| Plan participant contributions | 0.5 | — | — | 0.3 | 0.2 | — |
| Amendments | (1.7) | (0.7) | — | (1.0) | — | — |
| Actuarial (gain) loss | 25.0 | 24.8 | (0.8) | 6.2 | (7.0) | 1.8 |
| Foreign currency effect | (2.9) | — | (0.4) | (1.3) | (1.2) | — |
| Benefits paid | (27.6) | (13.7) | (1.3) | (5.7) | (6.2) | (0.7) |
| Benefit obligation at end of year | $616.2 | $345.5 | $27.9 | $142.1 | $ 85.3 | $15.4 |

The following tables set forth the PBO, ABO, plan assets and instances where the ABO exceeds the plan assets for the respective years (Dollars in millions):

| Actuarial value of benefit obligations | Consolidated | USA | Germany | United Kingdom | Netherlands | Other International |
|---|---|---|---|---|---|---|
| October 31, 2012 | | | | | | |
| Projected benefit obligation | 722.4 | 404.7 | 35.3 | 161.9 | 103.4 | 17.1 |
| Accumulated benefit obligation | 687.8 | 382.0 | 32.5 | 156.6 | 102.0 | 14.7 |
| Plan assets | 599.1 | 298.4 | — | 187.4 | 99.3 | 14.0 |
| October 31, 2011 | | | | | | |
| Projected benefit obligation | 616.2 | 345.5 | 27.9 | 142.1 | 85.3 | 15.4 |
| Accumulated benefit obligation | 589.1 | 327.2 | 26.0 | 138.3 | 84.4 | 13.2 |
| Plan assets | 540.3 | 263.0 | — | 176.7 | 87.9 | 12.7 |
| **Plans with ABO in excess of Plan assets** | | | | | | |
| October 31, 2012 | | | | | | |
| Accumulated benefit obligation | 531.2 | 382.0 | 32.5 | — | 102.0 | 14.7 |
| Plan assets | 408.3 | 298.4 | — | — | 99.3 | 10.6 |
| October 31, 2011 | | | | | | |
| Accumulated benefit obligation | 366.4 | 327.2 | 26.0 | — | — | 13.2 |
| Plan assets | 272.1 | 263.0 | — | — | — | 9.1 |

Future benefit payments, which reflect expected future service, as appropriate, during the next five years, and in the aggregate for the five years thereafter, are as follows (Dollars in millions):

| Year | Expected benefit payments |
|---|---|
| 2013 | $ 45.6 |
| 2014 | $ 31.2 |
| 2015 | $ 31.9 |
| 2016 | $ 33.0 |
| 2017 | $ 34.4 |
| 2018-2022 | $184.0 |

**Plan assets**

The plans' assets consist of domestic and foreign equity securities, government and corporate bonds, cash, mutual funds and not more than the allowable number of shares of the Company's common stock, which was 247,504 Class A shares and 160,710 Class B shares at October 31, 2012 and 2011.

The investment policy reflects the long-term nature of the plans' funding obligations. The assets are invested to provide the opportunity for both income and growth of principal. This objective is pursued as a long-term goal designed to provide required benefits for participants without undue risk. It is expected that this objective can be achieved through a well-diversified asset portfolio. All equity investments are made within the guidelines of quality, marketability and diversification mandated by the Employee Retirement Income Security Act and other relevant statutes. Investment managers are directed to maintain equity portfolios at a risk level approximately equivalent to that of the specific benchmark established for that portfolio.

The Company's weighted average asset allocations at the measurement date and the target asset allocations by category are as follows:

| Asset Category | 2012 Target | 2012 Actual | 2011 Target | 2011 Actual |
|---|---|---|---|---|
| Equity securities | 34% | 34% | 41% | 42% |
| Debt securities | 45% | 45% | 35% | 34% |
| Other | 21% | 21% | 24% | 24% |
| Total | 100% | 100% | 100% | 100% |

The fair value of the pension plans' investments is presented below. The inputs and valuation techniques used to measure the fair value of the assets are consistently applied and described in Note 1.

| For the year ended October 31, 2012 | Consolidated | USA | Germany | United Kingdom | Netherlands | Other International |
|---|---|---|---|---|---|---|
| Change in plan assets: | | | | | | |
| Fair value of plan assets at beginning of year | $540.3 | $263.0 | $— | $176.7 | $87.9 | $12.7 |
| Actual return on plan assets | 66.2 | 35.3 | — | 8.6 | 21.9 | 0.4 |
| Expenses paid | (1.1) | (1.1) | — | — | — | — |
| Plan participant contributions | 0.3 | — | — | 0.1 | 0.2 | — |
| Multi-plan combination | 1.7 | — | — | 1.7 | — | — |
| Foreign currency impact | (0.2) | — | — | 4.5 | (4.7) | — |
| Employer contributions | 18.0 | 14.3 | — | 2.2 | — | 1.5 |
| Benefits paid | (26.1) | (13.1) | — | (6.4) | (6.0) | (0.6) |
| Fair value of plan assets at end of year | $599.1 | $298.4 | $— | $187.4 | $99.3 | $14.0 |
| For the year ended October 31, 2011 | | | | | | |
| Change in plan assets: | | | | | | |
| Fair value of plan assets at beginning of year | $514.7 | $228.3 | $— | $178.5 | $97.7 | $10.2 |
| Actual return on plan assets | 21.4 | 21.0 | — | 2.8 | (2.6) | 0.2 |
| Expenses paid | (1.0) | (1.0) | — | — | — | — |
| Plan participant contributions | 0.5 | — | — | 0.3 | 0.2 | — |
| Other | 1.1 | — | — | (0.7) | — | 1.8 |
| Foreign currency effects | (3.2) | — | — | (1.5) | (1.2) | (0.5) |
| Employer contributions | 32.6 | 27.9 | — | 3.0 | — | 1.7 |
| Benefits paid | (25.8) | (13.2) | — | (5.7) | (6.2) | (0.7) |
| Fair value of plan assets at end of year | $540.3 | $263.0 | $— | $176.7 | $87.9 | $12.7 |

The following table presents the fair value measurements for the pension assets:

As of October 31, 2012 (Dollars in millions)

| | Fair Value Measurement | | | |
|---|---|---|---|---|
| **Asset Category** | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Equity securities | $ 7.7 | $216.3 | $ — | $224.0 |
| Fixed income | 89.0 | 99.3 | — | 188.3 |
| Debt securities | — | 56.8 | — | 56.8 |
| Insurance annuity | — | — | 99.3 | 99.3 |
| Other | 15.1 | 15.6 | — | 30.7 |
| Total | $111.8 | $388.0 | $99.3 | $599.1 |

As of October 31, 2011 (Dollars in millions)

| Asset Category | Fair Value Measurement Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Equity securities | $ 78.0 | $149.3 | $ — | $227.3 |
| Fixed income | 75.9 | 75.8 | — | 151.7 |
| Debt securities | — | 28.1 | — | 28.1 |
| Insurance annuity | — | — | 87.9 | 87.9 |
| Other | 17.8 | 27.5 | — | 45.3 |
| Total | $171.7 | $280.7 | $87.9 | $540.3 |

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3). There have been no transfers in or out of level 3:

| (Dollars in millions) | Non-U.S. Pension Plan 2012 | 2011 |
|---|---|---|
| Balance at beginning of year | $87.9 | $97.7 |
| Actual return on plan assets held at reporting date: | | |
| Assets still held at reporting date | 21.9 | (2.6) |
| Plan participant contributions | 0.2 | 0.2 |
| Settlements | (6.0) | (6.2) |
| Currency impact | (4.7) | (1.2) |
| Balance at end of year | $99.3 | $87.9 |

Financial statement presentation including other comprehensive income:

| As of October 31, 2012 | Consolidated | USA | Germany | United Kingdom | Netherlands | Other International |
|---|---|---|---|---|---|---|
| Unrecognized net actuarial loss | $ 203.5 | $ 140.9 | $ 12.0 | $26.0 | $17.6 | $ 7.0 |
| Unrecognized prior service cost | 0.9 | 0.9 | — | — | — | — |
| Unrecognized initial net obligation | 0.4 | — | — | — | — | 0.4 |
| Accumulated other comprehensive loss | $ 204.8 | $ 141.8 | $ 12.0 | $26.0 | $17.6 | $ 7.4 |
| Amounts recognized in the Consolidated Balance Sheets consist of: | | | | | | |
| Prepaid benefit cost | $ 28.8 | $ — | $ — | $25.6 | $ — | $ 3.2 |
| Accrued benefit liability | (152.1) | (106.3) | (35.3) | — | (4.1) | (6.4) |
| Accumulated other comprehensive loss | 204.8 | 141.8 | 12.0 | 26.0 | 17.6 | 7.4 |
| Net amount recognized | $ 81.5 | $ 35.5 | $(23.3) | $51.6 | $13.5 | $ 4.2 |

| As of October 31, 2011 | Consolidated | USA | Germany | United Kingdom | Netherlands | Other International |
|---|---|---|---|---|---|---|
| Unrecognized net actuarial loss | $ 153.4 | $119.5 | $ 3.9 | $11.5 | $12.9 | $ 5.6 |
| Unrecognized prior service cost | 4.7 | 4.7 | — | — | — | — |
| Unrecognized initial net obligation | 0.5 | (0.1) | — | — | — | 0.6 |
| Accumulated other comprehensive loss | $ 158.6 | $124.1 | $ 3.9 | $11.5 | $12.9 | $ 6.2 |
| Amounts recognized in the Consolidated Balance Sheets consist of: | | | | | | |
| Prepaid benefit cost | $ 40.7 | $ — | $ — | $34.6 | $ 2.6 | $ 3.5 |
| Accrued benefit liability | (115.0) | (80.9) | (27.9) | — | — | (6.2) |
| Accumulated other comprehensive loss | 158.6 | 124.1 | 3.9 | 11.5 | 12.9 | 6.2 |
| Net amount recognized | $ 84.3 | $ 43.2 | $(24.0) | $46.1 | $15.5 | $ 3.5 |

| | October 31, 2012 | October 31, 2011 |
|---|---|---|
| Accumulated other comprehensive loss at beginning of year | $158.6 | $132.3 |
| Increase or (decrease) in accumulated other comprehensive (income) or loss | | |
| Net transition obligation amortized during fiscal year | (0.1) | (0.1) |
| Net prior service costs amortized during fiscal year | (1.5) | (1.9) |
| Net loss amortized during fiscal year | (11.3) | (8.4) |
| Prior service (cost) or credit recognized during fiscal year due to curtailment | (2.3) | 0.3 |
| Prior service costs occurring during fiscal year | — | 25.0 |
| Liability loss occurring during fiscal year | 92.0 | 13.7 |
| Asset (gain) occurring during fiscal year | (30.7) | (2.0) |
| Increase in accumulated other comprehensive or loss | $ 46.1 | $ 26.6 |
| Foreign currency impact | 0.1 | (0.3) |
| Accumulated other comprehensive (income) or loss at Current fiscal year end | $204.8 | $158.6 |

In 2013, the Company expects to record an amortization loss of $16.4 million of prior service costs from shareholders' equity into pension costs.

**Defined contribution plans**

The Company has several voluntary 401(k) savings plans that cover eligible employees. For certain plans, the Company matches a percentage of each employee's contribution up to a maximum percentage of base salary. Company contributions to the 401(k) plans were $3.9 million in 2012, $3.6 million in 2011 and $2.9 million in 2010.

**Supplemental Employee Retirement Plan**

The Company has a supplemental employee retirement plan which is an unfunded plan providing supplementary retirement benefits primarily to certain executives and longer-service employees.

**Postretirement Health Care and Life Insurance Benefits**

The Company has certain postretirement health and life insurance benefit plans in the United States and South Africa. The Company uses a measurement date of October 31 for its postretirement benefit plans.

The following table presents the number of participants in the post-retirement health and life insurance benefit plans:

| **October 31, 2012** | **Consolidated** | **USA** | **South Africa** |
|---|---|---|---|
| Active participants | 31 | 12 | 19 |
| Vested former employees | 0 | 0 | 0 |
| Retirees and beneficiaries | 916 | 812 | 104 |
| Other plan participants | 0 | 0 | 0 |
| **October 31, 2011** | **Consolidated** | **USA** | **South Africa** |
| Active participants | 32 | 12 | 20 |
| Vested former employees | 0 | 0 | 0 |
| Retirees and beneficiaries | 1,112 | 1,000 | 112 |
| Other plan participants | 0 | 0 | 0 |

The discount rate actuarial assumptions at October 31 are used to measure the year-end benefit obligations and the pension costs for the subsequent year were as follows:

| | **Consolidated** | **United States** | **South Africa** |
|---|---|---|---|
| For the year ended October 31, 2012 | 4.77% | 4.00% | 7.75% |
| For the year ended October 31, 2011 | 5.56% | 4.90% | 8.25% |

The components of net periodic cost for the postretirement benefits include the following (Dollars in millions):

| **For the years ended October 31,** | **2012** | **2011** | **2010** |
|---|---|---|---|
| Service cost | $ — | $ — | $ — |
| Interest cost | 1.1 | 1.2 | 1.6 |
| Amortization of prior service cost | (1.6) | (1.6) | (1.3) |
| Recognized net actuarial loss (gain) | — | (0.1) | (0.1) |
| Net periodic (income) cost | $(0.5) | $(0.5) | $ 0.2 |

The following table sets forth the plans' change in benefit obligation, change in plan assets and amounts recognized in the consolidated financial statements (Dollars in millions):

| | **October 31, 2012** | **October 31, 2011** |
|---|---|---|
| Benefit obligation at beginning of year | $ 20.8 | $ 21.6 |
| Service cost | — | — |
| Interest cost | 1.0 | 1.2 |
| Actuarial loss | 0.2 | 0.8 |
| Foreign currency effect | (0.3) | (0.5) |
| Plan amendments | — | — |
| Benefits paid | (2.4) | (2.3) |
| Benefit obligation at end of year | $ 19.3 | $ 20.8 |
| Funded status | $(19.3) | $(20.8) |
| Unrecognized net actuarial loss | (0.9) | (1.1) |
| Unrecognized prior service credit | (10.7) | (12.4) |
| Net amount recognized | $(30.9) | $(34.3) |

The accumulated postretirement health and life insurance benefit obligation and fair value of plan assets for the consolidated plans were $19.3 million and $0, respectively, as of October 31, 2012 compared to $20.8 million and $0, respectively, as of October 31, 2011.

The healthcare cost trend rates on gross eligible charges are as follows:

| | **Medical** |
|---|---|
| Current trend rate | 7.2% |
| Ultimate trend rate | 5.2% |
| Year ultimate trend rate reached | 2018 |

A one-percentage point change in assumed health care cost trend rates would have the following effects (Dollars in thousands):

| | **1-Percentage-Point Increase** | **1-Percentage-Point Decrease** |
|---|---|---|
| Effect on total of service and interest cost components | $ 55 | $ (47) |
| Effect on postretirement benefit obligation | $664 | $(553) |

Future benefit payments, which reflect expected future service, as appropriate, during the next five years, and in the aggregate for the five years thereafter, are as follows (Dollars in millions):

| **Year** | **Expected benefit payments** |
|---|---|
| 2013 | $2.3 |
| 2014 | $2.0 |
| 2015 | $1.8 |
| 2016 | $1.7 |
| 2017 | $1.6 |
| 2018-2022 | $6.9 |

## NOTE 14—CONTINGENT LIABILITIES AND ENVIRONMENTAL RESERVES

### Litigation-related Liabilities

The Company may become involved from time-to-time in litigation and regulatory matters incidental to its business, including governmental investigations, enforcement actions, personal injury claims, product liability, employment health and safety matters, commercial disputes, intellectual property matters, disputes regarding environmental clean-up costs, litigation in connection with acquisitions and divestitures, and other matters arising out of the normal conduct of its business. The Company intends to vigorously defend itself in such litigation. The Company does not believe that the outcome of any pending litigation will have a material adverse effect on its consolidated financial statements.

The Company may accrue for contingencies related to litigation and regulatory matters if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because litigation is inherently unpredictable and unfavorable resolutions can occur, assessing contingencies is highly subjective and requires judgments about future events. The Company regularly reviews contingencies to determine whether its accruals are adequate. The amount of ultimate loss may differ from these estimates.

### Environmental Reserves

As of October 31, 2012 and 2011, environmental reserves of $27.5 million and $29.3 million, respectively, were included in other long-term liabilities and were recorded on an undiscounted basis. These reserves are principally based on environmental studies and cost estimates provided by third parties, but also take into account management estimates. The estimated liabilities are reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of relevant costs. For sites that involve formal actions subject to joint and several liabilities, these actions have formal agreements in place to apportion the liability. As of October 31, 2012 and 2011, environmental reserves of the Company included $13.9 million and $14.0 million, respectively, for its blending facility in Chicago, Illinois; $7.4 million and $9.5 million, respectively, for various European drum facilities acquired from Blagden and Van Leer; $4.2 million and $4.2 million, respectively, for its various container life cycle management and recycling facilities acquired in 2011 and 2010, and $2.0 million and $1.6 million for various other facilities around the world.

As of October 31, 2012, the Company estimated that payments for environmental remediation will be $8.6 million in 2013, $3.8 million in 2014, $2.1 million in 2015, $3.8 million in 2016, $2.1 million in 2017, and $7.1 million thereafter. The Company's exposure to adverse developments with respect to any individual site is not expected to be material. Although environmental remediation could have a material effect on results of operations if a series of adverse developments occur in a particular quarter or year, the Company believes that the chance of a series of adverse developments occurring in the same quarter or year is remote. Future information and developments will require the Company to continually reassess the expected impact of these environmental matters.

**NOTE 15—EARNINGS PER SHARE**

The Company has two classes of common stock and, as such, applies the "two-class method" of computing earnings per share ("EPS") as prescribed in ASC 260, "Earnings Per Share." In accordance with this guidance, earnings are allocated first to Class A and Class B Common Stock to the extent that dividends are actually paid and the remainder allocated assuming all of the earnings for the period have been distributed in the form of dividends.

The Company calculates Class A EPS as follows: (i) multiply 40 percent times the average Class A shares outstanding, then divide that amount by the product of 40 percent of the average Class A shares outstanding plus 60 percent of the average Class B shares outstanding to get a percentage, (ii) undistributed net income divided by the average Class A shares outstanding, (iii) multiply item (i) by item (ii), (iv) add item (iii) to the Class A cash dividend. Diluted shares are factored into the Class A calculation.

The Company calculates Class B EPS as follows: (i) multiply 60 percent times the average Class B shares outstanding, then divide that amount by the product of 40 percent of the average Class A shares outstanding plus 60 percent of the average Class B shares outstanding to get a percentage, (ii) undistributed net income divided by the average Class B shares outstanding, (iii) multiply item (i) by item (ii), (iv) add item (iii) to the Class B cash dividend. Class B diluted EPS is identical to Class B basic EPS.

The following table provides EPS information for each period, respectively:

| (In millions except per share data) | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Numerator** | | | |
| Numerator for basic and diluted EPS— | | | |
| Net income attributable to Greif | $126.1 | $177.5 | $202.8 |
| Cash dividends | 97.7 | 97.8 | 93.1 |
| Undistributed net income attributable to Greif, Inc. | $ 28.4 | $ 79.7 | $109.7 |
| **Denominator** | | | |
| Denominator for basic EPS— | | | |
| Class A common stock | 25.2 | 24.9 | 24.7 |
| Class B common stock | 22.1 | 22.3 | 22.4 |
| Denominator for diluted EPS— | | | |
| Class A common stock | 25.2 | 25.0 | 25.0 |
| Class B common stock | 22.1 | 22.3 | 22.4 |
| **EPS Basic** | | | |
| Class A common stock | $ 2.17 | $ 3.05 | $ 3.48 |
| Class B common stock | $ 3.24 | $ 4.56 | $ 5.21 |
| **EPS Diluted** | | | |
| Class A common stock | $ 2.17 | $ 3.04 | $ 3.46 |
| Class B common stock | $ 3.24 | $ 4.56 | $ 5.21 |

Class A Common Stock is entitled to cumulative dividends of one cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to a half-cent a share per year. Further distribution in any year must be made in proportion of one cent a share for Class A Common Stock to one and a half cents a share for Class B Common Stock. The Class A Common Stock has no voting rights unless four quarterly cumulative dividends upon the Class A Common Stock are in arrears. The Class B Common Stock has full voting rights. There is no cumulative voting for the election of directors.

**Common Stock Repurchases**

The Company's Board of Directors has authorized the purchase of up to four million shares of Class A Common Stock or Class B Common Stock or any combination of the foregoing. During 2012, the Company repurchased no shares of Class A Common Stock and 1,000 shares of Class B Common Stock (refer to Item 5 to this Form 10-K for additional information regarding these repurchases). As of October 31, 2012, the Company had repurchased 3,184,272 shares, including 1,425,452 shares of Class A Common Stock and 1,758,820 shares of Class B Common Stock, under this program which were all repurchased in prior years except for the 1,000 shares referenced above. The total cost of the shares repurchased from November 1, 2009 through October 31, 2012 was $17.8 million.

The following table summarizes the Company's Class A and Class B common and treasury shares at the specified dates:

| | Authorized Shares | Issued Shares | Outstanding Shares | Treasury Shares |
|---|---|---|---|---|
| October 31, 2012: | | | | |
| Class A Common Stock | 128,000,000 | 42,281,920 | 25,283,465 | 16,998,455 |
| Class B Common Stock | 69,120,000 | 34,560,000 | 22,119,966 | 12,440,034 |
| October 31, 2011: | | | | |
| Class A Common Stock | 128,000,000 | 42,281,920 | 24,972,029 | 17,309,891 |
| Class B Common Stock | 69,120,000 | 34,560,000 | 22,120,966 | 12,439,034 |

The following is a reconciliation of the shares used to calculate basic and diluted earnings per share:

| For the years ended October 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| Class A Common Stock: | | | |
| Basic shares | 25,162,686 | 24,869,573 | 24,654,364 |
| Assumed conversion of stock options | 73,306 | 180,253 | 299,448 |
| Diluted shares | 25,235,992 | 25,049,826 | 24,953,812 |
| Class B Common Stock: | | | |
| Basic and diluted shares | 22,120,391 | 22,349,844 | 22,445,322 |

No stock options were antidilutive for the years ended October 31, 2012, 2011, or 2010.

**Dividends per Share**

The Company pays quarterly dividends of varying amounts computed on the basis as described above. The annual dividends paid for the last two years are as follows:

2012 Dividends per Share - Class A $1.68; Class B $2.51

2011 Dividends per Share - Class A $1.68; Class B $2.51

## NOTE 16—EQUITY EARNINGS OF UNCONSOLIDATED AFFILIATES, NET OF TAX AND NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS

**Equity earnings of unconsolidated affiliates, net of tax**

Equity earnings of unconsolidated affiliates, net of tax represent the Company's share of earnings of affiliates in which the Company does not exercise control and has a 20 percent or more voting interest. Investments in such affiliates are accounted for using the equity method of accounting. If the fair value of an investment in an affiliate is below its carrying value and the difference is deemed to be other than temporary, the difference between the fair value and the carrying value is charged to earnings. The Company has an equity interest in eight such affiliates. Equity earnings of unconsolidated affiliates, net of tax for 2012, 2011 and 2010 were $1.3 million, $4.8 million and $3.6 million, respectively. Dividends received from the Company's equity method affiliates for the years ended October 31, 2012 and 2011 were $0.1 million and $0.2 million, respectively. There were no dividends received from the Company's equity method affiliates for the year ended October 31, 2010. The Company has made loans to an entity deemed a VIE and accounted for as an equity method investment. These loans bear interest at various interest rates. The original principal balance of these loans was $22.2 million. As of October 31, 2012 these loans had an outstanding balance of $17.4 million.

**Net income attributable to noncontrolling interests**

Net income attributable to noncontrolling interests represent the portion of earnings or losses from the operations of the Company's consolidated subsidiaries attributable to unrelated third party equity owners that were deducted from net income to arrive at net income attributable to the Company. Net income attributable to noncontrolling interests for the years ended October 31, 2012, 2011 and 2010 was $5.5 million, $2.9 million and $5.7 million, respectively.

## NOTE 17—BUSINESS SEGMENT INFORMATION

The Company has five operating segments, which are aggregated into four reportable business segments: Rigid Industrial Packaging & Services, Flexible Products & Services, Paper Packaging, and Land Management.

Operations in the Rigid Industrial Packaging & Services segment involve the production and sale of rigid industrial packaging products, such as steel, fibre and plastic drums, rigid intermediate bulk containers, closure systems for industrial packaging products, transit protection products, water bottles and reconditioned containers, and services, such as container life cycle services, blending, filling and other packaging services, logistics and warehousing. The Company's rigid industrial packaging products are sold to customers in industries such as chemicals, paints and pigments, food and beverage, petroleum, industrial coatings, agricultural, pharmaceutical and mineral, among others.

Operations in the Flexible Products & Services segment involve the production and sale of flexible intermediate bulk containers and related services on a global basis and the sale of industrial and consumer shipping sacks and multiwall bag products in North America. The Company's flexible intermediate bulk containers consist of a polypropylene-based woven fabric that is produced at its fully integrated production sites, as well as sourced from strategic regional suppliers. Flexible products are sold to customers and in market segments similar to those of the Company's Rigid Industrial Packaging & Services segment. Additionally, the Company's flexible products significantly expand its presence in the agricultural and food industries, among others. The Company's industrial and consumer shipping sacks and multiwall bag products are used to ship a wide range of industrial and consumer products, such as seed, fertilizers, chemicals, concrete, flour, sugar, feed, pet foods, popcorn, charcoal and salt, primarily for the agricultural, chemical building products and food industries.

Operations in the Paper Packaging segment involve the production and sale of containerboard, corrugated sheets, corrugated containers and other corrugated products to customers in North America. The Company's corrugated container products are used to ship such diverse products as home appliances, small machinery, grocery products, automotive components, books and furniture, as well as numerous other applications.

Operations in the Land Management segment involve the management and sale of timber and special use properties from approximately 270,100 acres of timber properties in the southeastern United States, which are actively managed, and 11,860 acres of timber properties in Canada, which are not actively managed. Land Management's operations focus on the active harvesting and regeneration of our United States timber properties to achieve sustainable long-term yields. While timber sales are subject to fluctuations, the Company seeks to maintain a consistent cutting schedule, within the limits of market and weather conditions. The Company also sells, from time to time, timberland and special use properties, which consists of surplus properties, HBU properties, and development properties.

The following segment information is presented for each of the three years in the period ended October 31, 2012 (Dollars in millions):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Net sales:** | | | |
| Rigid Industrial Packaging & Service | $3,075.6 | $3,014.3 | $2,588.2 |
| Flexible Products & Services | 453.3 | 538.0 | 233.1 |
| Paper Packaging | 713.8 | 675.0 | 624.1 |
| Land Management | 26.8 | 20.9 | 16.4 |
| Total net sales | $4,269.5 | $4,248.2 | $3,461.8 |
| **Operating profit:** | | | |
| Operating profit, before the impact of restructuring charges, restructuring-related inventory charges and acquisition-related costs: | | | |
| Rigid Industrial Packaging & Service | $ 216.0 | $ 255.4 | $ 286.5 |
| Flexible Products & Services | 11.3 | 41.3 | 18.8 |
| Paper Packaging | 83.5 | 74.4 | 60.6 |
| Land Management | 15.3 | 19.0 | 9.0 |
| Total operating profit, before the impact of restructuring charges, restructuring-related inventory charges and acquisition-related costs: | 326.1 | 390.1 | 374.9 |
| **Restructuring charges:** | | | |
| Rigid Industrial Packaging & Service | 22.0 | 24.1 | 21.0 |
| Flexible Products & Services | 11.4 | 6.9 | 0.6 |
| Paper Packaging | — | (0.5) | 5.1 |
| Total restructuring charges | 33.4 | 30.5 | 26.7 |
| **Restructuring-related inventory charges:** | | | |
| Rigid Industrial Packaging | — | — | 0.1 |
| Total inventory-related restructuring charges | — | — | 0.1 |
| **Acquisition-related costs:** | | | |
| Rigid Industrial Packaging & Service | 7.3 | 9.9 | 7.6 |
| Flexible Products & Services | 0.9 | 14.5 | 19.5 |
| Total acquisition-related costs | 8.2 | 24.4 | 27.1 |
| **Non-cash asset impairment charges:** | | | |
| Rigid Industrial Packaging & Service | — | 1.5 | — |
| Flexible Products & Services | — | 3.0 | — |
| Total non-cash asset impairment charges | — | 4.5 | — |
| **Operating profit (loss):** | | | |
| Rigid Industrial Packaging | 186.7 | 219.9 | 257.8 |
| Flexible Products & Services | (1.0) | 16.9 | (1.3) |
| Paper Packaging | 83.5 | 74.9 | 55.5 |
| Land Management | 15.3 | 19.0 | 9.0 |
| Total operating profit | $ 284.5 | $ 330.7 | $ 321.0 |

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Assets:** | | | |
| Rigid Industrial Packaging & Services | $2,484.7 | $2,719.7 | $2,041.2 |
| Flexible Products & Services | 363.8 | 383.5 | 353.7 |
| Paper Packaging | 401.7 | 420.4 | 435.6 |
| Land Management | 280.5 | 280.1 | 274.4 |
| Total segment | 3,530.7 | 3,803.7 | 3,104.9 |
| Corporate and other | 326.2 | 385.1 | 376.6 |
| Total assets | $3,856.9 | $4,188.8 | $3,481.5 |
| **Depreciation, depletion and amortization expense:** | | | |
| Rigid Industrial Packaging & Services | $ 105.1 | $ 93.0 | $ 79.1 |
| Flexible Products & Services | 14.7 | 16.6 | 4.9 |
| Paper Packaging | 31.6 | 31.6 | 29.2 |
| Land Management | 3.3 | 3.0 | 2.8 |
| Total depreciation, depletion and amortization expense | $ 154.7 | $ 144.2 | $ 116.0 |

The following geographic information is presented for each of the three years in the period ended October 31, 2012, (Dollars in millions):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net Sales | | | |
| North America | $1,983.9 | $1,932.8 | $1,732.8 |
| Europe, Middle East, and Africa | 1,634.9 | 1,645.6 | 1,171.4 |
| Asia Pacific and Latin America | 650.7 | 669.8 | 557.6 |
| Total net sales | $4,269.5 | $4,248.2 | $3,461.8 |

The following table presents total assets by geographic region (Dollars in thousands):

| | 2012 | 2011 |
|---|---|---|
| **Assets:** | | |
| North America | $1,717.2 | $1,776.4 |
| Europe, Middle East, and Africa | 1,555.0 | 1,752.2 |
| Asia Pacific and Latin America | 584.7 | 660.2 |
| Total assets | $3,856.9 | $4,188.8 |

**NOTE 18—QUARTERLY FINANCIAL DATA (UNAUDITED)**

As explained in Note 19, the Company identified several financial statement errors during the quarters ended July 31, 2012 and October 31, 2012 and corrected these errors in all the prior periods presented by restating the consolidated financial statements and other financial information included herein. The quarterly results of operations shown below present restated amounts by quarter. Below the quarterly financial data is the quarterly detail of the impact of the restatement on the consolidated statements of income, balance sheets, and statements of cash flows for the first three quarters of 2012 and 2011. The restatement did not impact the 2011 quarterly subtotal of cash flows from operating activities, cash flows from investing activities and cash flows from financing activities and therefore the quarterly restated statements of cash flows for 2011 are not provided below.

The quarterly results of operations for 2012 and 2011 are shown below (Dollars in millions, except per share amounts):

| 2012 | January 31 | April 30 | July 31 | October 31 |
|---|---|---|---|---|
| Net sales | $ 992.8 | $ 1,098.2 | $ 1,102.9 | $ 1,075.6 |
| Gross profit | $ 177.4 | $ 205.5 | $ 202.2 | $ 194.6 |
| Net income[(1)] | $ 22.8 | $ 39.2 | $ 40.0 | $ 29.6 |
| Net income attributable to Greif, Inc.[(1)] | $ 21.7 | $ 39.4 | $ 38.5 | $ 26.5 |
| Earnings per share | | | | |
| Basic: | | | | |
| Class A Common Stock | $ 0.38 | $ 0.68 | $ 0.66 | $ 0.45 |
| Class B Common Stock | $ 0.55 | $ 1.01 | $ 0.99 | $ 0.68 |
| Diluted: | | | | |
| Class A Common Stock | $ 0.38 | $ 0.67 | $ 0.66 | $ 0.45 |
| Class B Common Stock | $ 0.55 | $ 1.01 | $ 0.99 | $ 0.68 |
| Earnings per share w ere calculated using the following number of shares: | | | | |
| Basic: | | | | |
| Class A Common Stock | 25,052,868 | 25,149,691 | 25,177,924 | 25,270,259 |
| Class B Common Stock | 22,120,966 | 22,120,666 | 22,119,966 | 22,119,966 |
| Diluted: | | | | |
| Class A Common Stock | 25,194,245 | 25,291,095 | 25,272,849 | 25,352,754 |
| Class B Common Stock | 22,120,966 | 22,120,666 | 22,119,966 | 22,119,966 |
| Market price (Class A Common Stock): | | | | |
| High | $ 49.99 | $ 56.88 | $ 54.90 | $ 47.38 |
| Low | $ 41.74 | $ 48.02 | $ 38.78 | $ 39.98 |
| Close | $ 48.45 | $ 53.64 | $ 43.26 | $ 41.96 |
| Market price (Class B Common Stock): | | | | |
| High | $ 50.39 | $ 57.61 | $ 55.74 | $ 52.70 |
| Low | $ 42.43 | $ 49.50 | $ 42.15 | $ 45.20 |
| Close | $ 49.50 | $ 54.89 | $ 50.00 | $ 45.30 |

(1) We recorded the following significant transactions during the fourth quarter of 2012: (i) restructuring charges of $10.5 million and (ii) acquisition-related charges of $3.2 million. Refer to Form 10-Q filings, as previously filed with the SEC, for prior quarter significant transactions or trends.

| 2011 | | January 31 | | April 30 | | July 31 | | October 31 |
|---|---|---|---|---|---|---|---|---|
| Net sales | $ | 943.9 | $ | 1,050.8 | $ | 1,121.9 | $ | 1,131.6 |
| Gross profit | $ | 175.6 | $ | 206.9 | $ | 210.8 | $ | 205.0 |
| Net income(1) | $ | 40.6 | $ | 50.5 | $ | 68.4 | $ | 20.9 |
| Net income attributable to Greif, Inc.(1) | $ | 40.4 | $ | 50.3 | $ | 66.0 | $ | 20.8 |
| Earnings per share | | | | | | | | |
| Basic: | | | | | | | | |
| Class A Common Stock | $ | 0.70 | $ | 0.86 | $ | 1.13 | $ | 0.36 |
| Class B Common Stock | $ | 1.03 | $ | 1.29 | $ | 1.69 | $ | 0.53 |
| Diluted: | | | | | | | | |
| Class A Common Stock | $ | 0.69 | $ | 0.86 | $ | 1.12 | $ | 0.36 |
| Class B Common Stock | $ | 1.03 | $ | 1.29 | $ | 1.69 | $ | 0.53 |
| Earnings per share w ere calculated using the following number of shares: | | | | | | | | |
| Basic: | | | | | | | | |
| Class A Common Stock | | 24,787,857 | | 24,825,768 | | 24,897,665 | | 24,967,000 |
| Class B Common Stock | | 22,412,266 | | 22,385,922 | | 22,362,266 | | 22,238,920 |
| Diluted: | | | | | | | | |
| Class A Common Stock | | 25,062,556 | | 25,106,626 | | 25,113,185 | | 25,075,209 |
| Class B Common Stock | | 22,412,266 | | 22,385,922 | | 22,362,266 | | 22,238,920 |
| Market price (Class A Common Stock): | | | | | | | | |
| High | $ | 65.76 | $ | 67.02 | $ | 67.57 | $ | 61.73 |
| Low | $ | 57.81 | $ | 60.67 | $ | 60.53 | $ | 40.77 |
| Close | $ | 63.05 | $ | 62.10 | $ | 61.05 | $ | 44.78 |
| Market price (Class B Common Stock): | | | | | | | | |
| High | $ | 63.00 | $ | 62.85 | $ | 62.50 | $ | 58.61 |
| Low | $ | 56.75 | $ | 57.96 | $ | 57.84 | $ | 40.55 |
| Close | $ | 60.45 | $ | 58.21 | $ | 58.33 | $ | 45.60 |

(1) We recorded the following significant transactions during the fourth quarter of 2011: (i) restructuring charges of $19.1 million and (ii) acquisition-related charges of $5.2 million. Refer to Form 10-Q filings, as previously filed with the SEC, for prior quarter significant transactions or trends.

Shares of the Company's Class A Common Stock and Class B Common Stock are listed on the New York Stock Exchange where the symbols are GEF and GEF.B, respectively.

As of December 14, 2012, there were 433 stockholders of record of the Class A Common Stock and 109 stockholders of record of the Class B Common Stock.

| | Three months ended July 31, 2012 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| Net Sales | $1,102.8 | $ 0.1 | $1,102.9 |
| Cost of products sold | 900.3 | 0.4 | 900.7 |
| Gross profit | 202.5 | (0.3) | 202.2 |
| Selling, general and administrative expenses | 115.8 | 0.6 | 116.4 |
| Operating profit | 86.1 | (0.9) | 85.2 |
| Interest expense, net | 22.7 | (0.8) | 21.9 |
| Other (income) expense, net | (2.3) | 0.5 | (1.8) |
| Income before income tax expense and equity earnings of unconsolidated affilitates, net | 65.7 | (0.6) | 65.1 |
| Equity earnings of unconsolidated affiliates, net of tax | 0.5 | (1.2) | (0.7) |
| Net income | 41.8 | (1.8) | 40.0 |
| Net (income) loss attibutable to noncontrolling interests | (1.1) | (0.4) | (1.5) |
| Net income attributable to Greif, Inc. | 40.7 | (2.2) | 38.5 |
| **Basic earnings per share attributable to Greif, Inc. common shareholders:** | | | |
| Class A Common Stock | $ 0.70 | $(0.04) | $ 0.66 |
| Class B Common Stock | $ 1.05 | $(0.06) | $ 0.99 |
| **Diluted earnings per share attributable to Greif, Inc. common shareholders:** | | | |
| Class A Common Stock | $ 0.70 | $(0.04) | $ 0.66 |
| Class B Common Stock | $ 1.05 | $(0.06) | $ 0.99 |

| | | | July 31, 2012 |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| **Current assets** | | | |
| Trade accounts receivable, less allowance | $ 492.8 | $ (2.3) | $ 490.5 |
| Inventories | 398.2 | (5.1) | 393.1 |
| Net assets held for sale | 6.6 | 7.2 | 13.8 |
| Prepaid expenses and other current assets | 133.3 | (2.4) | 130.9 |
| Total current assets | 1,147.5 | (2.6) | 1,144.9 |
| **Long-term assets** | | | |
| Goodwill | 952.4 | (2.5) | 949.9 |
| Deferred tax assets | 64.1 | 4.4 | 68.5 |
| Total long-term assets | 1,371.3 | 1.9 | 1,373.2 |
| **Properties, plants and equipment** | | | |
| Machinery and equipment | 1,375.1 | (8.4) | 1,366.7 |
| Total properties, plants and equipment, net | 1,394.9 | (8.4) | 1,386.5 |
| **Total assets** | 3,913.7 | (9.1) | 3,904.6 |
| **Current Liabilities** | | | |
| Accounts payable | 461.2 | 0.4 | 461.6 |
| Other current liabilities | 166.0 | (5.5) | 160.5 |
| Total current liabilities | 833.2 | (5.1) | 828.1 |
| **Long-term Liabilities** | | | |
| Long-term debt | 1,198.2 | 26.3 | 1,224.5 |
| Deferred tax liabilities | 207.4 | (0.1) | 207.3 |
| Other long-term liabilities | 188.9 | 5.2 | 194.1 |
| Total long-term liabilities | 1,730.8 | 31.4 | 1,762.2 |
| **Shareholders' equity** | | | |
| Retained earnings | 1,415.9 | (13.5) | 1,402.4 |
| Foreign currency translation | (92.6) | 4.5 | (88.1) |
| Total Greif, Inc. shareholders' equity | 1,215.7 | (9.0) | 1,206.7 |
| Noncontrolling interests | 134.0 | (26.5) | 107.5 |
| Total shareholders' equity | 1,349.7 | (35.4) | 1,314.3 |
| **Total liabilities and shareholders' equity** | 3,913.7 | (9.1) | 3,904.6 |

**Consolidated Cash Flow for the nine months ended July 31, 2012**

| For the nine months ended July 31, | 2012<br>As Reported | Adjustments | 2012<br>As Adjusted |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net income | $ 107.0 | $ (5.0) | $ 102.0 |
| Trade accounts receivable | 49.3 | 0.7 | 50.0 |
| Inventories | 9.3 | 2.3 | 11.6 |
| Pension and postretirement benefit liabilities | (8.1) | 13.8 | 5.7 |
| Other, net | 67.5 | 2.6 | 70.1 |
| Net cash provided by operating activities | 319.9 | 14.4 | 334.3 |
| **Cash flows from investing activities:** | | | |
| Purchases of properties, plants and equipment | (107.5) | (18.1) | (125.6) |
| Net cash used in investing activities | (114.9) | (18.1) | (133.0) |
| **Cash flows from financing activities:** | | | |
| Contributions of JV partner | — | 3.7 | 3.7 |
| Net cash provided by (used in) financing activities | (235.1) | 3.7 | (231.4) |
| **Effects of exchange rates on cash** | (5.6) | — | (5.6) |
| Net increase (decrease) in cash and cash equivalents | (35.7) | — | (35.7) |
| Cash and cash equivalents at beginning of year | 127.4 | — | 127.4 |
| Cash and cash equivalents at end of year | $ 91.7 | $ — | $ 91.7 |

| | Three months ended April 30, 2012 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| Net Sales | $1,095.3 | $ 2.9 | $1,098.2 |
| Cost of products sold | 892.2 | 0.5 | 892.7 |
| Gross profit | 203.1 | 2.4 | 205.5 |
| Selling, general and administrative expenses | 121.9 | (2.8) | 119.1 |
| (Gain) on disposal of properties, plants and equipment, net | (3.2) | 1.2 | (2.0) |
| Operating profit | 74.3 | 4.0 | 78.3 |
| Interest expense, net | 24.1 | (0.8) | 23.3 |
| Income before income tax expense and equity earnings of unconsolidated affiliates, net | 47.5 | 4.8 | 52.3 |
| Income tax expense | 13.3 | 1.8 | 15.1 |
| Net income | 36.2 | 3.0 | 39.2 |
| Net (income) loss attributable to noncontrolling interests | 0.6 | (0.4) | 0.2 |
| Net income attributable to Greif, Inc. | 36.8 | 2.6 | 39.4 |
| **Basic earnings per share attributable to Greif, Inc. common shareholders:** | | | |
| Class A Common Stock | $ 0.63 | $0.05 | $ 0.68 |
| Class B Common Stock | $ 0.95 | $0.06 | $ 1.01 |
| **Diluted earnings per share attributable to Greif, Inc. common shareholders:** | | | |
| Class A Common Stock | $ 0.63 | $0.04 | $ 0.67 |
| Class B Common Stock | $ 0.95 | $0.06 | $ 1.01 |

| | April 30, 2012 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| **Current assets** | | | |
| Trade accounts receivable, less allowance | $ 503.9 | $ (5.3) | $ 498.6 |
| Inventories | 385.9 | (5.4) | 380.5 |
| Net assets held for sale | 12.9 | (2.0) | 10.9 |
| Prepaid expenses and other current assets | 142.4 | (7.7) | 134.7 |
| Total current assets | 1,187.2 | (20.4) | 1,166.8 |
| **Long-term assets** | | | |
| Goodwill | 973.8 | (2.3) | 971.5 |
| Deferred tax assets | 68.2 | 4.4 | 72.6 |
| Total long-term assets | 1,424.5 | 2.1 | 1,426.6 |
| **Properties, plants and equipment** | | | |
| Machinery and equipment | 1,385.9 | (0.6) | 1,385.3 |
| Total properties, plants and equipment, net | 1,418.5 | (0.6) | 1,417.9 |
| **Total assets** | 4,030.2 | (18.9) | 4,011.3 |
| **Current Liabilities** | | | |
| Accounts payable | 441.9 | 0.8 | 442.7 |
| Other current liabilities | 148.2 | (4.7) | 143.5 |
| Total current liabilities | 802.7 | (3.9) | 798.8 |
| **Long-term Liabilities** | | | |
| Long-term debt | 1,286.0 | 26.3 | 1,312.3 |
| Deferred tax liabilities | 204.2 | (0.1) | 204.1 |
| Other long-term liabilities | 188.9 | 7.7 | 196.6 |
| Total long-term liabilities | 1,815.6 | 33.9 | 1,849.5 |
| **Shareholders' equity** | | | |
| Retained earnings | 1,413.6 | (25.3) | 1,388.3 |
| Foreign currency translation | (31.4) | 4.5 | (26.9) |
| Total Greif, Inc. shareholders' equity | 1,273.6 | (20.8) | 1,252.8 |
| Noncontrolling interests | 138.3 | (28.1) | 110.2 |
| Total shareholders' equity | 1,411.9 | (48.9) | 1,363.0 |
| **Total liabilities and shareholders' equity** | 4,030.2 | (18.9) | 4,011.3 |

**Consolidated Cash Flow for the six months ended April 30, 2012**

| For the six months ended April 30, | 2012 As Reported | Adjustments | 2012 As Adjusted |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net income | $ 60.8 | $ 1.2 | $ 62.0 |
| Trade accounts receivable | 43.5 | (1.9) | 41.6 |
| Inventories | 37.1 | 1.9 | 39.0 |
| Deferred purchase price | — | (1.2) | (1.2) |
| Accounts payable | (34.3) | 4.5 | (29.8) |
| Other, net | 9.4 | 6.5 | 15.9 |
| Net cash provided by operating activities | 168.2 | 11.2 | 179.4 |
| **Cash flows from investing activities:** | | | |
| Purchases of properties, plants and equipment | (69.5) | (11.2) | (80.7) |
| Net cash used in investing activities | (91.3) | (11.2) | (102.5) |
| **Cash flows from financing activities:** | | | |
| Net cash provided by (used in) financing activities | (97.6) | — | (97.6) |
| **Effects of exchange rates on cash** | (1.8) | — | (1.8) |
| Net increase (decrease) in cash and cash equivalents | (22.5) | — | (22.5) |
| Cash and cash equivalents at beginning of year | 127.4 | — | 127.4 |
| Cash and cash equivalents at end of year | $104.9 | $ — | $ 104.9 |

| | Three months ended January 31, 2012 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| Net Sales | $992.7 | $ 0.1 | $992.8 |
| Cost of products sold | 814.0 | 1.4 | 815.4 |
| Gross profit | 178.7 | (1.3) | 177.4 |
| Selling, general and administrative expenses | 112.6 | 0.5 | 113.1 |
| Operating profit | 58.3 | (1.8) | 56.5 |
| Interest expense, net | 23.7 | (0.8) | 22.9 |
| Income before income tax expense and equity earnings of unconsolidated affilitates, net | 34.8 | (1.0) | 33.8 |
| Income tax expense | 10.2 | 0.8 | 11.0 |
| Net income | 24.6 | (1.8) | 22.8 |
| Net (income) loss attributable to noncontrolling interests | (0.7) | (0.4) | (1.1) |
| Net income attributable to Greif, Inc. | 23.9 | (2.2) | 21.7 |
| **Basic earnings per share attributable to Greif, Inc. common shareholders:** | | | |
| Class A Common Stock | $ 0.41 | $(0.03) | $ 0.38 |
| Class B Common Stock | $ 0.61 | $(0.06) | $ 0.55 |
| **Diluted earnings per share attributable to Greif, Inc. common shareholders:** | | | |
| Class A Common Stock | $ 0.41 | $(0.03) | $ 0.38 |
| Class B Common Stock | $ 0.61 | $(0.06) | $ 0.55 |

| | January 31, 2012 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| **Current assets** | | | |
| Trade accounts receivable, less allowance | $ 546.8 | $ (6.2) | $ 540.6 |
| Inventories | 394.7 | (4.8) | 389.9 |
| Net assets held for sale | 10.3 | (2.0) | 8.3 |
| Prepaid expenses and other current assets | 142.9 | (7.6) | 135.3 |
| Total current assets | 1,235.9 | (20.6) | 1,215.3 |
| **Long-term assets** | | | |
| Goodwill | 964.6 | (2.3) | 962.3 |
| Other intangible assets, net of amortization | 214.9 | (1.0) | 213.9 |
| Deferred tax assets | 65.6 | 4.4 | 70.0 |
| Other long-term assets | 94.5 | 1.2 | 95.7 |
| Total long-term assets | 1,408.4 | 2.3 | 1,410.7 |
| **Properties, plants and equipment** | | | |
| Machinery and equipment | 1,365.6 | (0.6) | 1,365.0 |
| Total properties, plants and equipment, net | 1,421.3 | (0.6) | 1,420.7 |
| **Total assets** | 4,065.6 | (18.9) | 4,046.7 |
| **Current Liabilities** | | | |
| Accounts payable | 394.2 | 4.6 | 398.8 |
| Other current liabilities | 157.1 | (4.0) | 153.1 |
| Total current liabilities | 760.8 | 0.6 | 761.4 |
| **Long-term Liabilities** | | | |
| Long-term debt | 1,388.0 | 26.3 | 1,414.3 |
| Deferred tax liabilities | 203.9 | (0.1) | 203.8 |
| Other long-term liabilities | 182.0 | 6.2 | 188.2 |
| Total long-term liabilities | 1,912.9 | 32.4 | 1,945.3 |
| **Shareholders' equity** | | | |
| Retained earnings | 1,401.3 | (27.9) | 1,373.4 |
| Foreign currency translation | (33.0) | 4.5 | (28.5) |
| Total Greif, Inc. shareholders' equity | 1,259.1 | (23.4) | 1,235.7 |
| Noncontrolling interests | 132.8 | (28.5) | 104.3 |
| Total shareholders' equity | 1,391.9 | (51.9) | 1,340.0 |
| **Total liabilities and shareholders' equity** | 4,065.6 | (18.9) | 4,046.7 |

**Consolidated Cash Flow for the quarter ended January 31, 2012**

| For the quarter ended January 31, | 2012 As Reported | Adjustments | 2012 As Adjusted |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net income | $ 24.6 | $(1.8) | $ 22.8 |
| Trade accounts receivable | 10.8 | (1.0) | 9.8 |
| Inventories | 28.7 | 1.3 | 30.0 |
| Accounts payable | (82.4) | 1.0 | (81.4) |
| Other, net | 1.6 | 7.3 | 8.9 |
| Net cash provided by operating activities | 7.2 | 6.8 | 14.0 |
| **Cash flows from investing activities:** | | | |
| Purchases of properties, plants and equipment | (40.7) | (6.2) | (46.9) |
| Net cash used in investing activities | (68.9) | (6.2) | (75.1) |
| **Cash flows from financing activities:** | | | |
| Proceeds from (payments on) short-term borrowings, net | (12.7) | (0.6) | (13.3) |
| Net cash provided by (used in) financing activities | 40.3 | (0.6) | 39.7 |
| **Effects of exchange rates on cash** | (2.0) | — | (2.0) |
| Net increase (decrease) in cash and cash equivalents | (23.4) | — | (23.4) |
| Cash and cash equivalents at beginning of year | 127.4 | — | 127.4 |
| Cash and cash equivalents at end of year | $104.0 | $ — | $104.0 |

| | | Three months ended July 31, 2011 | |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| Cost of products sold | 910.6 | 0.5 | 911.1 |
| Gross profit | 211.3 | (0.5) | 210.8 |
| Selling, general and administrative expenses | 109.1 | 1.3 | 110.4 |
| Operating profit | 108.0 | (1.8) | 106.2 |
| Interest expense, net | 18.4 | (0.9) | 17.5 |
| Income before income tax expense and equity earnings of unconsolidated affiliates, net | 85.1 | (0.9) | 84.2 |
| Income tax expense | 21.6 | (4.3) | 17.3 |
| Net income | 65.0 | 3.4 | 68.4 |
| Net (income) loss attributable to noncontrolling interests | (2.0) | (0.4) | (2.4) |
| Net income attributable to Greif, Inc. | 63.0 | 3.0 | 66.0 |
| **Basic earnings per share attributable to Greif, Inc. common shareholders:** | | | |
| Class A Common Stock | $ 1.08 | $0.05 | $ 1.13 |
| Class B Common Stock | $ 1.61 | $0.08 | $ 1.69 |
| **Diluted earnings per share attributable to Greif, Inc. common shareholders:** | | | |
| Class A Common Stock | $ 1.07 | $0.05 | $ 1.12 |
| Class B Common Stock | $ 1.61 | $0.08 | $ 1.69 |

| | July 31, 2011 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| **Current assets** | | | |
| Trade accounts receivable, less allowance | $ 588.8 | $ (6.6) | $ 582.2 |
| Inventories | 484.8 | (2.1) | 482.7 |
| Prepaid expenses and other current assets | 149.0 | (7.3) | 141.7 |
| Total current assets | 1,375.2 | (16.0) | 1,359.2 |
| **Long-term assets** | | | |
| Goodwill | 794.8 | (2.3) | 792.5 |
| Other intangible assets, net of amortization | 241.4 | (0.9) | 240.5 |
| Deferred tax assets | 33.8 | 1.3 | 35.1 |
| Total long-term assets | 1,240.9 | (1.9) | 1,239.0 |
| **Properties, plants and equipment** | | | |
| Machinery and equipment | 1,491.1 | (2.3) | 1,488.8 |
| Total properties, plants and equipment, net | 1,387.8 | (2.3) | 1,385.5 |
| **Total assets** | 4,003.9 | (20.2) | 3,983.7 |
| **Current Liabilities** | | | |
| Accounts payable | 465.5 | 5.7 | 471.2 |
| Other current liabilities | 155.6 | (2.9) | 152.7 |
| Total current liabilities | 872.1 | 2.8 | 874.9 |
| **Long-term Liabilities** | | | |
| Deferred tax liabilities | 180.3 | (0.1) | 180.2 |
| Other long-term liabilities | 101.6 | 1.4 | 103.0 |
| Total long-term liabilities | 1,658.8 | 1.3 | 1,660.1 |
| **Shareholders' equity** | | | |
| Retained earnings | 1,405.3 | (25.8) | 1,379.5 |
| Foreign currency translation | 44.8 | (14.1) | 30.7 |
| Total Greif, Inc. shareholders' equity | 1,363.7 | (39.9) | 1,323.8 |
| Noncontrolling interests | 109.3 | 15.6 | 124.9 |
| Total shareholders' equity | 1,473.0 | (24.3) | 1,448.7 |
| **Total liabilities and shareholders' equity** | 4,003.9 | (20.2) | 3,983.7 |

| | Three months ended April 30, 2011 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| Net Sales | $1,050.7 | $ 0.1 | $1,050.8 |
| Cost of products sold | 843.4 | 0.5 | 843.9 |
| Gross profit | 207.3 | (0.4) | 206.9 |
| Selling, general and administrative expenses | 113.9 | 0.6 | 114.5 |
| Operating profit | 91.3 | (1.0) | 90.3 |
| Interest expense, net | 18.6 | (0.9) | 17.7 |
| Income before income tax expense and equity earnings of unconsolidated affiliates, net | 65.4 | (0.1) | 65.3 |
| Net income | 50.6 | (0.1) | 50.5 |
| Net (income) loss attributable to noncontrolling interests | 0.3 | (0.5) | (0.2) |
| Net income attributable to Greif, Inc. | 50.9 | (0.6) | 50.3 |
| **Basic earnings per share attributable to Greif, Inc. common shareholders:** | | | |
| Class A Common Stock | $ 0.87 | $(0.01) | $ 0.86 |
| Class B Common Stock | $ 1.31 | $(0.02) | $ 1.29 |
| **Diluted earnings per share attributable to Greif, Inc. common shareholders:** | | | |
| Class A Common Stock | $ 0.87 | $(0.01) | $ 0.86 |
| Class B Common Stock | $ 1.31 | $(0.02) | $ 1.29 |

| | April 30, 2011 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| **Current assets** | | | |
| Trade accounts receivable, less allowance | $ 521.4 | $ (5.8) | $ 515.6 |
| Inventories | 456.1 | (1.8) | 454.3 |
| Prepaid expenses and other current assets | 149.5 | (7.1) | 142.4 |
| Total current assets | 1,261.3 | (14.7) | 1,246.6 |
| **Long-term assets** | | | |
| Goodwill | 731.4 | (2.3) | 729.1 |
| Other intangible asset, net of amortization | 172.1 | (0.9) | 171.2 |
| Deferred tax assets | 34.0 | 1.3 | 35.3 |
| Total long-term assets | 1,106.6 | (1.9) | 1,104.7 |
| **Properties, plants and equipment** | | | |
| Machinery and equipment | 1,384.0 | (2.1) | 1,381.9 |
| Total properties, plants and equipment, net | 1,345.6 | (2.1) | 1,343.5 |
| **Total assets** | 3,713.5 | (18.7) | 3,694.8 |
| **Current Liabilities** | | | |
| Accounts payable | 412.8 | 5.5 | 418.3 |
| Other current liabilities | 135.8 | (2.1) | 133.7 |
| Total current liabilities | 783.0 | 3.4 | 786.4 |
| **Long-term Liabilities** | | | |
| Deferred tax liabilities | 181.3 | (0.1) | 181.2 |
| Other long-term liabilities | 110.5 | 5.8 | 116.3 |
| Total long-term liabilities | 1,502.9 | 5.7 | 1,508.6 |
| **Shareholders' equity** | | | |
| Retained earnings | 1,367.0 | (28.9) | 1,338.1 |
| Foreign currency translation | 68.3 | (14.1) | 54.2 |
| Total Greif, Inc. shareholders' equity | 1,346.3 | (43.0) | 1,303.3 |
| Noncontrolling interests | 81.3 | 15.2 | 96.5 |
| Total shareholders' equity | 1,427.6 | (27.8) | 1,399.8 |
| **Total liabilities and shareholders' equity** | 3,713.5 | (18.7) | 3,694.8 |

| | Three months ended January 31, 2011 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| Net Sales | $943.8 | $ 0.1 | $943.9 |
| Cost of products sold | 767.7 | 0.6 | 768.3 |
| Gross profit | 176.1 | (0.5) | 175.6 |
| Selling, general and administrative expenses | 106.5 | 1.0 | 107.5 |
| Operating profit | 68.7 | (1.5) | 67.2 |
| Interest expense, net | 16.8 | (0.9) | 15.9 |
| Income before income tax expense and equity earnings of unconsolidated affiliates, net | 53.8 | (0.6) | 53.2 |
| Income tax expense | 13.2 | (0.1) | 13.1 |
| Net income | 41.1 | (0.5) | 40.6 |
| Net (income) loss attributable to noncontrolling interests | 0.3 | (0.5) | (0.2) |
| Net income attributable to Greif, Inc. | 41.4 | (1.0) | 40.4 |
| **Basic earnings per share attributable to Greif, Inc. common shareholders:** | | | |
| Class A Common Stock | $ 0.71 | $(0.01) | $ 0.70 |
| Class B Common Stock | $ 1.06 | $(0.03) | $ 1.03 |
| **Diluted earnings per share attributable to Greif, Inc. common shareholders:** | | | |
| Class A Common Stock | $ 0.71 | $(0.02) | $ 0.69 |
| Class B Common Stock | $ 1.06 | $(0.03) | $ 1.03 |

| | January 31, 2011 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| **Current assets** | | | |
| Trade accounts receivable, less allowance | $ 475.8 | $ (5.6) | $ 470.2 |
| Inventories | 414.8 | (1.7) | 413.1 |
| Prepaid expenses and other current assets | 142.3 | (6.9) | 135.4 |
| Total current assets | 1,188.6 | (14.2) | 1,174.4 |
| **Long-term assets** | | | |
| Goodwill | 697.4 | (2.3) | 695.1 |
| Other intangible assets, net of amortization | 170.2 | (0.8) | 169.4 |
| Deferred tax assets | 32.0 | 1.3 | 33.3 |
| Total long-term assets | 1,047.2 | (1.8) | 1,045.4 |
| **Properties, plants and equipment** | | | |
| Machinery and equipment | 1,325.9 | (2.0) | 1,323.9 |
| Total properties, plants and equipment, net | 1,292.0 | (2.0) | 1,290.0 |
| **Total assets** | 3,527.8 | (18.0) | 3,509.8 |
| **Current Liabilities** | | | |
| Accounts payable | 372.6 | 5.4 | 378.0 |
| Other current liabilities | 121.5 | (1.2) | 120.3 |
| Total current liabilities | 689.4 | 4.2 | 693.6 |
| **Long-term Liabilities** | | | |
| Deferred tax liabilities | 184.0 | (0.1) | 183.9 |
| Other long-term liabilities | 113.4 | 5.5 | 118.9 |
| Total long-term liabilities | 1,491.6 | 5.4 | 1,497.0 |
| **Shareholders' equity** | | | |
| Retained earnings | 1,340.6 | (28.3) | 1,312.3 |
| Foreign currency translation | 14.2 | (14.1) | 0.1 |
| Total Greif, Inc. shareholders' equity | 1,268.7 | (42.4) | 1,226.3 |
| Noncontrolling interests | 78.1 | 14.8 | 92.9 |
| Total shareholders' equity | 1,346.8 | (27.6) | 1,319.2 |
| **Total liabilities and shareholders' equity** | 3,527.8 | (18.0) | 3,509.8 |

## NOTE 19—CORRECTION OF ERRORS AND RESTATEMENT

As previously disclosed in its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2012 (the "preceding Form 10-Q"), the Company's internal audit process identified deficiencies in internal controls over financial reporting within its Rigid Industrial Packaging & Services business unit in Brazil and financial statement errors in that business unit were discovered in several prior periods. Consequently, the Company restated certain prior period amounts in the preceding Form 10-Q. During the fourth quarter of 2012, the Company concluded its review of internal controls in that business unit and in the other business units in Latin America. This further investigation identified additional prior period errors related to the Brazil business unit. The errors related to improperly stated reserves, inventory misstatements, and asset balances which the Company was unable to substantiate.

During the fourth quarter of 2012, the Company also identified several prior period errors related to accounting for non-routine and complex activities and transactions. The errors related primarily to the financing structures of two of the Company's joint ventures formed in 2010 and 2011, which resulted in reclassifications to the balance sheets and statements of cash flows. In addition, there were other errors that resulted in balance sheet reclassifications between noncontrolling interest and foreign currency translation.

The impact of these additional prior period errors, plus the prior period errors reported in the preceding Form 10-Q, were not material to the Company in any of those years. However, the aggregate amount of prior period errors, net of tax, of $25.6 million, including the $18.4 million reported in the preceding Form 10-Q, would have been material to the Company's current year consolidated statement of income. The Company has corrected these errors for all prior periods presented, including each of the quarters ended in 2012, by restating the consolidated financial statements and other financial information included herein. The adjustments were not material to the 2012 quarters which were also adjusted.

The following are the previously stated and corrected balances of certain consolidated statements of income, consolidated balance sheets and consolidated statements of cash flows. The "As Reported" amounts are the amounts reported in the Annual Report on Form 10-K for the fiscal year ended October 31, 2011 (Dollars in millions, except per share amounts):

| | For the year ended October 31, 2011 | | |
|---|---|---|---|
| | **As Reported** | **Adjustments** | **As Adjusted** |
| Net Sales | $4,247.9 | $ 0.3 | $4,248.2 |
| Cost of products sold | 3,446.8 | 3.0 | 3,449.8 |
| Gross profit | 801.1 | (2.7) | 798.4 |
| Selling, general and administrative expenses | 448.4 | 4.9 | 453.3 |
| (Gain) on disposal of properties, plants and equipment, net | (14.9) | (1.2) | (16.1) |
| Operating profit | 337.1 | (6.4) | 330.7 |
| Interest expense, net | 79.6 | (3.6) | 76.0 |
| Income before income tax expense and equity earnings of unconsolidated affiliates, net | 243.4 | (2.8) | 240.6 |
| Income tax expense | 71.1 | (6.1) | 65.0 |
| Net income | 177.1 | 3.3 | 180.4 |
| Net (income) loss attributable to noncontrolling interests | (1.1) | (1.8) | (2.9) |
| Net income attributable to Greif, Inc. | 176.0 | 1.5 | 177.5 |
| **Basic earnings per share attributable to Greif, Inc. common shareholders:** | | | |
| Class A Common Stock | $ 3.02 | $0.03 | $ 3.05 |
| Class B Common Stock | $ 4.52 | $0.04 | $ 4.56 |
| **Diluted earnings per share attributable to Greif, Inc. common shareholders:** | | | |
| Class A Common Stock | $ 3.01 | $0.03 | $ 3.04 |
| Class B Common Stock | $ 4.52 | $0.04 | $ 4.56 |

| | October 31, 2011 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| **Current assets** | | | |
| Trade accounts receivable, less allowance | $ 568.6 | $ (7.2) | $ 561.4 |
| Inventories | 432.5 | (3.5) | 429.0 |
| Net assets held for sale | 11.4 | (2.0) | 9.4 |
| Prepaid expenses and other current assets | 140.0 | (7.5) | 132.5 |
| Total current assets | 1,305.3 | (20.2) | 1,285.1 |
| **Long-term assets** | | | |
| Goodwill | 1,004.9 | (2.3) | 1,002.6 |
| Other intangible assets, net of amortization | 229.8 | (1.0) | 228.8 |
| Deferred tax assets | 70.6 | 4.4 | 75.0 |
| Other long-term assets | 92.2 | 1.2 | 93.4 |
| Total long-term assets | 1,466.7 | 2.3 | 1,469.0 |
| **Properties, plants and equipment** | | | |
| Machinery and equipment | 1,389.0 | (0.6) | 1,388.4 |
| Total properties, plants and equipment, net | 1,435.3 | (0.6) | 1,434.7 |
| **Total assets** | 4,207.3 | (18.5) | 4,188.8 |
| **Current Liabilities** | | | |
| Accounts payable | 487.8 | 5.5 | 493.3 |
| Other current liabilities | 167.7 | (3.3) | 164.4 |
| Total current liabilities | 929.8 | 2.2 | 932.0 |
| **Long-term Liabilities** | | | |
| Long-term debt | 1,345.1 | 26.3 | 1,371.4 |
| Deferred tax liabilities | 196.7 | (0.1) | 196.6 |
| Other long-term liabilities | 203.3 | 3.1 | 206.4 |
| Total long-term liabilities | 1,885.3 | 29.4 | 1,914.7 |
| **Shareholders' equity** | | | |
| Retained earnings | 1,401.7 | (25.7) | 1,376.0 |
| Foreign currency translation | (46.4) | 4.5 | (41.9) |
| Total Greif, Inc. shareholders' equity | 1,235.4 | (21.2) | 1,214.2 |
| Noncontrolling interests | 156.8 | (28.9) | 127.9 |
| Total shareholders' equity | 1,392.2 | (50.1) | 1,342.1 |
| **Total liabilities and shareholders' equity** | 4,207.3 | (18.5) | 4,188.8 |

| | For the year ended October 31, 2010 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| Net sales | $3,461.5 | $ 0.3 | $3,461.8 |
| Cost of products sold | 2,757.9 | 2.5 | 2,760.4 |
| Gross profit | 703.6 | (2.2) | 701.4 |
| Selling, general and administrative expenses | 362.9 | 2.2 | 365.1 |
| Operating profit | 325.4 | (4.4) | 321.0 |
| Interest expense, net | 65.8 | (0.3) | 65.5 |
| Income before income tax expense and equity earnings of unconsolidated affiliates, net | 252.5 | (4.1) | 248.4 |
| Income tax expense | 40.6 | 2.9 | 43.5 |
| Net income | 215.5 | (7.0) | 208.5 |
| Net income attributable to noncontrolling interests | (5.5) | (0.2) | (5.7) |
| Net income attributable to Greif, Inc. | 210.0 | (7.2) | 202.8 |
| **Basic earnings per share attributable to Greif, Inc. common shareholders:** | | | |
| Class A Common Stock | $ 3.60 | $(0.12) | $ 3.48 |
| Class B Common Stock | $ 5.40 | $(0.19) | $ 5.21 |
| **Diluted earnings per share attributable to Greif, Inc. common shareholders:** | | | |
| Class A Common Stock | $ 3.58 | $(0.12) | $ 3.46 |
| Class B Common Stock | $ 5.40 | $(0.19) | $ 5.21 |

| | October 31, 2010 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| **Current assets** | | | |
| Trade accounts receivable, less allowance | $ 480.2 | $ (5.3) | $ 474.9 |
| Inventories | 396.6 | (1.5) | 395.1 |
| Prepaid expenses and other current assets | 134.3 | (6.6) | 127.7 |
| Total current assets | 1,149.3 | (13.4) | 1,135.9 |
| **Long-term assets** | | | |
| Goodwill | 709.7 | (2.3) | 707.4 |
| Other intangible assets, net of amortization | 173.2 | (0.7) | 172.5 |
| Deferred tax assets | 30.0 | 1.3 | 31.3 |
| Total long-term assets | 1,057.4 | (1.7) | 1,055.7 |
| **Properties, plants and equipment** | | | |
| Machinery and equipment | 1,319.3 | (1.8) | 1,317.5 |
| Total properties, plants and equipment, net | 1,291.7 | (1.8) | 1,289.9 |
| **Total assets** | 3,498.4 | (16.9) | 3,481.5 |
| **Current Liabilities** | | | |
| Accounts payable | 467.9 | 5.3 | 473.2 |
| Other current liabilities | 123.8 | (0.3) | 123.5 |
| Total current liabilities | 781.3 | 5.0 | 786.3 |
| **Long-term liabilities** | | | |
| Deferred tax liabilities | 180.5 | (0.1) | 180.4 |
| Other long-term liabilities | 116.9 | 5.2 | 122.1 |
| Total long-term liabilities | 1,381.2 | 5.1 | 1,386.3 |
| **Shareholders' equity** | | | |
| Retained earnings | 1,323.5 | (27.2) | 1,296.3 |
| Foreign currency translation | 0.4 | (14.1) | (13.7) |
| Total Greif, Inc. shareholders' equity | 1,234.5 | (41.3) | 1,193.2 |
| Noncontrolling interests | 101.4 | 14.3 | 115.7 |
| Total shareholders' equity | 1,335.9 | (27.0) | 1,308.9 |
| **Total liabilities and shareholders' equity** | 3,498.4 | (16.9) | 3,481.5 |

| | For the year ended October 31, 2010 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| **Cash flows from operating activities:** | | | |
| Net cash provided by operating activities | 178.1 | — | 178.1 |
| **Cash flows from investing activities:** | | | |
| Acquisitions of companies, net of cash acquired | (179.4) | (98.2) | (277.6) |
| Net cash used in investing activities | (327.2) | (98.2) | (425.4) |
| **Cash flows from financing activities:** | | | |
| Proceeds from joint venture partner | — | 98.2 | 98.2 |
| Net cash provided by (used in) financing activities | 145.9 | 98.2 | 244.1 |

| | October 31, 2009 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Adjusted |
| Retained Earnings | $1,206.6 | $(20.2) | $1,186.4 |
| Noncontrolling interests | 7.0 | 3.9 | 10.9 |
| Accumulated Other Comprehensive Income (Loss) | (107.8) | (3.9) | (111.7) |
| **Shareholders' Equity** | 1,087.0 | (20.2) | 1,066.8 |

**NOTE 20—SUBSEQUENT EVENT**

On December 19, 2012, the Company and two of its international subsidiaries amended and restated the Company's existing $1.0 billion senior secured credit agreement with a syndicate of financial institutions (the "Amended Credit Agreement"). The Amended Credit provides the Company with an $800 million revolving multicurrency credit facility and a $200 million term loan, both expiring in December 2017, with an option to add $250 million to the facilities with the agreement of the lenders. The $200 million term loan is scheduled to amortize by the payment of principal in the amount of $2.5 million each quarter-end for the first eight quarters, $5 million each quarter-end for the next twelve quarters and the remaining balance on the maturity date. The revolving credit facility under the Amended Credit Agreement is available to fund ongoing working capital and capital expenditure needs, for general corporate purposes and to finance acquisitions. Interest is based on a Eurodollar rate or a base rate that resets periodically plus an agreed upon margin amount.

The Amended Credit Agreement contains many of the same covenants as the preceding Credit Agreement and financial covenants that require the Company to maintain a certain leverage ratio and an interest coverage ratio. The leverage ratio generally requires that at the end of any fiscal quarter the Company will not permit the ratio of (a) the Company's total consolidated indebtedness, to (b) the Company's consolidated net income plus depreciation, depletion and amortization, interest expense (including capitalized interest), income taxes, and minus certain extraordinary gains and non-recurring gains (or plus certain extraordinary losses and non-recurring losses) and plus or minus certain other items for the preceding twelve months ("adjusted EBITDA") to be greater than 4.00 to 1 (or 3.75 to 1, during any collateral release period). The interest coverage ratio generally requires that at the end of any fiscal quarter the Company will not permit the ratio of (a) the Company's consolidated adjusted EBITDA to (b) the Company's consolidated interest expense to the extent paid or payable, to be less than 3.00 to 1, during the applicable trailing twelve month period.

The terms of the Amended Credit Agreement limit the Company's ability to make "restricted payments," which include dividends and purchases, redemptions and acquisitions of the Company's equity interests. The repayment of amounts borrowed under the Amended Credit Agreement are secured by a security interest in the personal property of Greif, Inc. and certain of the Company's United States subsidiaries, including equipment and inventory and certain intangible assets, as well as a pledge of the capital stock of substantially all of the Company's United States subsidiaries. The repayment of amounts borrowed under the Amended Credit Agreement is also secured, in part, by capital stock of the non-U.S. subsidiaries that are parties to the Amended Credit Agreement. However, in the event that the Company receives and maintains an investment grade rating from either Moody's Investors Service, Inc. or Standard & Poor's Corporation, the Company may request the release of such collateral. The payment of outstanding principal under the Amended Credit Agreement and accrued interest thereon may be accelerated and become immediately due and payable upon the Company's default in its payment or other performance obligations or its failure to comply with the financial and other covenants in the Amended Credit Agreement, subject to applicable notice requirements and cure periods as provided in the Amended Credit Agreement.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Greif, Inc.

We have audited the accompanying consolidated balance sheets of Greif, Inc. and subsidiary companies as of October 31, 2012 and 2011, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2012. Our audits also included Schedule II. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and schedule referred to above present fairly, in all material respects, the consolidated financial position of Greif, Inc. and subsidiary companies at October 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Greif, Inc. and subsidiary companies' internal control over financial reporting and our report dated December 26, 2012 expressed an adverse opinion thereon.

/s/ Ernst & Young, LLP

Columbus, Ohio
December 26, 2012

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Changes in Internal Control Over Financial Reporting

As previously disclosed in our Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2012 (the "preceding Form 10-Q"), management had concluded that there was a material weakness in internal controls over financial reporting related to the financial statement close process and oversight in the Rigid Industrial Packaging & Services business unit in Brazil. Although the deficiencies in internal controls did not result in a material misstatement in any individual prior period, the aggregate amount of the errors and the correction thereof would have been material to the preceding Form 10-Q. As a result, prior period amounts were adjusted in the preceding Form 10-Q. During the fourth quarter of 2012, the Company concluded its review of internal controls in the Brazil business unit and in the other business units in Latin America. Additional prior period errors were identified related to the Brazil business unit. The impact of these additional prior period errors, plus the prior period errors reported in the preceding Form 10-Q, were not material to the Company in any individual prior period. However, the aggregate amount of prior period errors of $25.6 million, including the $18.4 million reported in the preceding Form 10-Q, would have been material to the Company's current consolidated statement of income. The Company has corrected these errors for all prior periods presented by restating the consolidated financial statements and other financial information included herein. In response to these issues, management has strengthened internal controls through more rigorous reconciliation and analytical review procedures. Specifically, management has added personnel in the Brazil business unit to improve the account reconciliation process, has added personnel in its corporate accounting area to provide more rigorous analytical reviews and has made management changes in the Brazil business unit. While management has tested and monitored these new controls and believes that they are effective, management has concluded that such personnel and controls have not been in place long enough to provide sufficient assurances that the above identified material weakness has been fully remediated, and therefore concluded there was a material weakness in internal controls over financial reporting related to the financial statement close process and oversight of our Brazil business unit as of October 31, 2012. Management will continue to monitor these controls to ensure that they continue to be effective.

During the fourth quarter of 2012, several current period and prior period errors were identified relating to accounting for non-routine or complex activities and transactions. These errors were not material to any individual prior period, and the correction of these errors would not have been material to the current period consolidated statements of income, consolidated balance sheets and consolidated statements of cash flows. While the errors identified were determined by the Company to not be material, the number of errors indicated to management that there existed deficiencies in internal controls over financial reporting that potentially would not prevent or detect a material misstatement. Management therefore concluded there was a material weakness in internal controls over financial reporting related to accounting for non-routine or complex transactions as of October 31, 2012. Actions are being implemented to remediate the above identified material weakness, including improving processes and communications around non-routine or complex transactions, supplementing the technical competence of our accounting staff with additional internal and, as needed, contract resources and improving the documentation of the holistic review of the accounting, presentation and disclosure of such transactions.

Except as noted in the preceding paragraphs, there has been no change in our internal control over financial reporting that occurred during the most recent quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

### Disclosure Controls and Procedures

With the participation of our principal executive officer and principal financial officer, our management has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange

Act of 1934, as amended (the "Exchange Act")), as of the end of the period covered by this report. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report:

- Information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission;
- Information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure; and
- Management has concluded that, because of a material weakness in internal controls over financial reporting related to the financial statement close process and oversight within the Brazil unit of our Rigid Industrial Packaging & Services business segment and a material weakness in internal controls over financial reporting related to accounting for non-routine or complex transactions, our disclosure controls and procedures were not effective.

**Management's Annual Report on Internal Control over Financial Reporting**

Management's annual report on internal control over financial reporting required by Item 308(a) of Regulation S-K follows. The report of the independent registered public accounting firm required by Item 308(b) of Regulation S-K is found under the caption "Report of Independent Registered Public Accounting Firm" below.

The following report is provided by our management on our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act):

1. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as such term is defined in Exchange Act Rule 13a-15(f).
2. Our management has used the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably qualitative and quantitative measurements of our internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of our internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.
3. As previously disclosed in our Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2012, management had concluded that there was a material weakness in internal controls over financial reporting related to the financial statement close process and oversight within the Brazil unit of our Rigid Industrial Packaging & Services business segment.
4. During the fourth quarter of 2012, several current period and prior period errors were identified relating to accounting for non-routine or complex activities and transactions. Management has concluded there was a material weakness in internal controls over financial reporting related to accounting for non-routine or complex transactions as of October 31, 2012.
5. Management has assessed the effectiveness of our internal control over financial reporting as of October 31, 2012, and has concluded that, because of a material weakness in internal controls over financial reporting related to the financial statement close process and oversight within the Brazil unit of our Rigid Industrial Packaging & Services business segment and a material weakness in internal controls over non-routine or complex transactions, our disclosure controls and procedures were not effective.

Our internal control over financial reporting as of October 31, 2012, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which follows below.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Board of Directors and Shareholders of Greif, Inc.

We have audited Greif, Inc. and subsidiaries' internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Greif, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment. Management has identified material weaknesses in internal controls over financial reporting relating to the financial statement close process and oversight of the Brazil unit of its Rigid Industrial Packaging & Services business segment and the accounting for non-routine or complex activities and transactions.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Greif, Inc. and subsidiaries as of October 31, 2012 and 2011 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2012. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the October 31, 2012 financial statements and this report does not affect our report dated December 26, 2012, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Greif, Inc. and subsidiaries has not maintained effective internal control over financial reporting as of October 31, 2012, based on the COSO criteria.

/s/ Ernst & Young LLP

Columbus, Ohio

December 26, 2012

## ITEM 9B. OTHER INFORMATION

None.

## PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our directors required by Items 401(a) and (d)-(f) of Regulation S-K will be found under the caption "Proposal Number 1—Election of Directors" in the 2013 Proxy Statement, which information is incorporated herein by reference. Information regarding our executive officers required by Items 401(b) and (d)-(f) of Regulation S-K will be contained under the caption "Executive Officers of the Company" in the 2013 Proxy Statement, which information is incorporated herein by reference.

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this filing, the members of the Audit Committee were Vicki L. Avril, Bruce A. Edwards, John F. Finn and John W. McNamara. Ms. Avril is Chairperson of the Audit Committee. Our Board of Directors has determined that Ms. Avril is an "audit committee financial expert," as that term is defined in Item 401(h)(2) of Regulation S-K, and "independent," as that term is defined in Rule 10A-3 of the Exchange Act.

Information regarding the filing of reports of ownership under Section 16(a) of the Exchange Act by our officers and directors and persons owning more than 10 percent of a registered class of our equity securities required by Item 405 of Regulation S-K will be found under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2013 Proxy Statement, which information is incorporated herein by reference.

Information concerning the procedures by which stockholders may recommend nominees to our Board of Directors will be found under the caption "Corporate Governance—Nomination of Directors" in the 2013 Proxy Statement. There has been no material change to the nomination procedures we previously disclosed in the proxy statement for our 2012 annual meeting of stockholders.

Our Board of Directors has adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, and persons performing similar functions. This code of ethics is posted on our Internet Web site at www.greif.com under "Investor Center—Corporate Governance." Copies of this code of ethics are also available to any person, without charge, by making a written request to us. Requests should be directed to Greif, Inc., Attention: Corporate Secretary, 425 Winter Road, Delaware, Ohio 43015. Any amendment (other than any technical, administrative or other non-substantive amendment) to, or waiver from, a provision of this code will be posted on our website described above within four business days following its occurrence.

## ITEM 11. EXECUTIVE COMPENSATION

The 2013 Proxy Statement will contain information regarding the following matters: information regarding executive compensation required by Item 402 of Regulation S-K will be found under the caption "Compensation Discussion and Analysis"; information required by Item 407(e)(4) of Regulation S-K will be found under the caption "Compensation Committee Interlocks and Insider Participation"; information required by Item 407(e)(5) of Regulation S-K will be found under the caption "Compensation Committee Report." This information is incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management required by Item 403 of Regulation S-K will be found under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2013 Proxy Statement, which information is incorporated herein by reference.

Information regarding equity compensation plan information required by Item 201(d) of Regulation S-K will be found under the caption "Elements of Compensation" in the 2013 Proxy Statement, which information is incorporated herein by reference.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions required by Item 404 of Regulation S-K will be found under the caption "Certain Relationships and Related Transactions" in the 2013 Proxy Statement, which information is incorporated herein by reference.

Information regarding the independence of our directors required by Item 407(a) of Regulation S-K will be found under the caption "Corporate Governance—Director Independence" in the 2013 Proxy Statement, which information is incorporated herein by reference.

### ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding principal accounting fees and services required by Item 9(e) of Schedule 14A will be found under the caption "Independent Auditor Fee Information" in the 2013 Proxy Statement, which information is incorporated herein by reference.

## PART IV

### ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

#### EXHIBIT INDEX

| Exhibit No. | Description of Exhibit | If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC |
|---|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation of Greif, Inc. | Annual Report on Form 10-K for the fiscal year ended October 31, 1997, File No. 001-00566 (see Exhibit 3(a) therein). |
| 3.2 | Amendment to Amended and Restated Certificate of Incorporation of Greif, Inc. | Definitive Proxy Statement on Form 14A dated January 27, 2003, File No. 001-00566 (see Exhibit A therein). |
| 3.3 | Amendment to Amended and Restated Certificate of Incorporation of Greif, Inc. | Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 3.1 therein). |
| 3.4 | Second Amended and Restated By-Laws of Greif, Inc. | Current Report on Form 8-K dated August 29, 2008, File No. 001-00566 (see Exhibit 99.2 therein) |
| 3.5 | Amendment of Second Amended and Restated By-Laws of Greif, Inc. (effective November 1, 2011). | Current Report on Form 8-K dated November 2, 2011, File No. 001-00566 (see Exhibit 99.2 therein) |
| 4.1 | Indenture dated as of February 9, 2007, among Greif, Inc., as Issuer, and U.S. Bank National Association, as Trustee, regarding 6-3/4% Senior Notes due 2017 | Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2007, File No. 001-00566 (see Exhibit 4.2 therein). |
| 4.2 | Indenture dated as of July 28, 2009, among Greif, Inc., as Issuer, and U.S. Bank National Association, as Trustee, regarding 7-3/4% Senior Notes due 2019 | Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2009, File No. 001-00566 (see Exhibit 4(b) therein). |
| 4.3 | Indenture dated as of July 15, 2011, among Greif Luxembourg Finance S.C.A., as Issuer, Greif, Inc. as Guarantor, The Bank of New York Mellon, as Trustee and Principal Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Transfer Agent, Registrar and Luxembourg Paying Agent, regarding 7.375% Senior Notes due 2021 | Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2011, File No. 001-00566 (see Exhibit 99.3 therein). |
| 10.1* | Greif, Inc. Directors' Stock Option Plan. | Registration Statement on Form S-8, File No. 333-26977 (see Exhibit 4(b) therein). |
| 10.2* | Greif, Inc. Incentive Stock Option Plan, as Amended and Restated. | Annual Report on Form 10-K for the fiscal year ended October 31, 1997, File No. 001-00566 (see Exhibit 10(b) therein). |
| 10.3* | Greif, Inc. Amended and Restated Directors' Deferred Compensation Plan. | Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006, File No. 001-00566 (see Exhibit 10.2 therein). |
| 10.4* | Employment Agreement between Michael J. Gasser and Greif, Inc. | Annual Report on Form 10-K for the fiscal year ended October 31, 1998, File No. 001-00566 (see Exhibit 10(d) therein). |

| Exhibit No. | Description of Exhibit | If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC |
|---|---|---|
| 10.5* | Supplemental Retirement Benefit Agreement. | Annual Report on Form 10-K for the fiscal year ended October 31, 1999, File No. 001-00566 (see Exhibit 10(i) therein). |
| 10.6* | Second Amended and Restated Supplemental Executive Retirement Plan. | Annual Report on Form 10-K for fiscal year ended October 31, 2007, File No. 001-00566 (see Exhibit 10(f) therein). |
| 10.7* | Greif, Inc. Amended and Restated Long-Term Incentive Plan. | Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006, File No. 001-00566 (see Exhibit 10.1 therein). |
| 10.8* | Greif, Inc. Performance-Based Incentive Compensation Plan. | Definitive Proxy Statement on Form 14A dated January 25, 2002, File No. 001-00566 (see Exhibit B therein). |
| 10.9* | Amendment No. 1 to Greif, Inc. Performance-Based Incentive Compensation Plan | Annual Report on Form 10-K for the fiscal year ended October 31, 2011, File No. 001-00566 (See Exhibit 10(i) therein). |
| 10.10* | Greif, Inc. 2001 Management Equity Incentive and Compensation Plan. | Definitive Proxy Statement on Form DEF 14A dated January 26, 2001, File No. 001-00566 (see Exhibit A therein). |
| 10.11* | Amendment No. 1 to Greif, Inc. 2001 Management Equity Incentive and Compensation Plan | Annual Report on Form 10-K for the fiscal year ended October 31, 2011, File No. 001-00566 (See Exhibit 10(k) therein). |
| 10.12* | Greif, Inc. 2000 Nonstatutory Stock Option Plan. | Registration Statement on Form S-8, File No. 333-61058 (see Exhibit 4(c) therein). |
| 10.13* | 2005 Outside Directors Equity Award Plan | Definitive Proxy Statement on Form DEF 14A, File No. 001-00566, filed with the Securities and Exchange Commission on January 21, 2005 (see Exhibit A therein). |
| 10.14* | Form of Stock Option Award Agreement for the 2005 Outside Directors Equity Award Plan of Greif, Inc. | Registration Statement on Form S-8, File No. 333-123133 (see Exhibit 4(c) therein). |
| 10.15* | Form of Restricted Share Award Agreement for the 2005 Outside Directors Equity Award Plan of Greif, Inc. | Registration Statement on Form S-8, File No. 333-123133 (see Exhibit 4(d) therein). |
| 10.16* | Greif, Inc. Nonqualified Deferred Compensation Plan | Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008, File No. 001-00566 (see Exhibit 10.CC therein). |
| 10.17* | Restricted Share Award Agreement under the 2001 Management Equity Incentive and Compensation Plan dated June 10, 2011, with Robert M. McNutt | Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2011, File No. 001-00566 (see Exhibit 99.1 therein). |
| 10.18 | Amended and Restated Credit Agreement dated October 29, 2010 among Greif, Inc., Greif International Holding Supra C.V. and Greif International Holding B.V., as borrowers, with a syndicate of financial institutions, as lenders, Bank of America, N.A., as administrative agent, L/C issuer and swing line lender, Banc of America Securities LLC, J.P. Morgan Securities LLC, KeyBank National Association, Citizens Bank of Pennsylvania and Deutsche Bank Securities Inc., as joint lead arrangers and joint book managers, JPMorgan Chase Bank, N.A., as syndication agent, and KeyBank National Association, Citizens Bank of Pennsylvania, Deutsche Bank Securities Inc. and U.S. Bank National Association, as co-documentation agents, and Wells Fargo Bank, National Association and Fifth Third Bank, as managing agents. | Current Report on Form 8-K dated November 4, 2010, File No. 001-00566 (see Exhibit 99.2 therein). |
| 10.19 | First Amendment dated as of June 22, 2011, to the Amended and Restated Credit Agreement dated as of October 29, 2010, among Greif, Inc., Greif International Holding Supra C.V. and Greif International Holding B.V., as Borrowers, a syndicate of financial institutions, as Lenders, and Bank Of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer. | Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2011, File No. 001-00566 (see Exhibit 99.2 therein). |

| Exhibit No. | Description of Exhibit | If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC |
|---|---|---|
| 10.20 | Amended and Restated Receivables Purchase Agreement dated as of April 30, 2007, among Greif Coordination Center BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Seller, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator. | Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 10.1 therein). |
| 10.21 | Receivables Purchase Agreement dated as of October 28, 2005, among Greif Italia S.p.A. (an indirect wholly owned subsidiary of Greif, Inc.), as Seller and Servicer, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Master Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator. | Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 10.2 therein). |
| 10.22 | Amendment dated as of June 29, 2006, to the Receivables Purchase Agreement dated as of October 28, 2005, among Greif Italia S.p.A. (an indirect wholly owned subsidiary of Greif, Inc.), as Seller and Servicer, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Master Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator. | Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 10.3 therein). |
| 10.23 | Amendment dated as of October 27, 2006, to the Receivables Purchase Agreement dated as of October 28, 2005, among Greif Italia S.p.A. (an indirect wholly owned subsidiary of Greif, Inc.), as Seller and Servicer, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Master Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator. | Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 10.4 therein). |
| 10.24 | Amendment dated as of April 30, 2007, to the Receivables Purchase Agreement dated as of October 28, 2005, among Greif Italia S.p.A. (an indirect wholly owned subsidiary of Greif, Inc.), as Seller and Servicer, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Master Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator. | Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 10.5 therein). |
| 10.25 | Amendment dated as of November 15, 2007, to the Receivables Purchase Agreement dated as of October 28, 2005, among Greif Italia S.p.A. (an indirect wholly owned subsidiary of Greif, Inc.), as Seller and Servicer, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Master Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator. | Annual Report on Form 10-K for fiscal year ended October 31, 2007, File No. 001-00566 (see Exhibit 10(y) therein). |
| 10.26 | Transfer and Administration Agreement dated as of December 8, 2008, by and among Greif Receivables Funding LLC, Greif Packaging LLC, YC SUSI Trust, as Conduit Investor and Uncommitted Investor, and Bank of America, National Association, as Agent, a Managing Agent, an Administrator and a Committed Investor. Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment and have been filed separately with the Securities and Exchange Commission. | Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, File No. 001-00566 (see Exhibit 10(bb) therein). |

| Exhibit No. | Description of Exhibit | If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC |
|---|---|---|
| 10.27 | First Amendment dated as of September 11, 2009, to the Transfer and Administration Agreement dated as of December 8, 2008, by and among Greif Receivables Funding LLC, Greif Packaging LLC, YC SUSI Trust, as Conduit Investor and Uncommitted Investor, and Bank of America, National Association, as Agent, Managing Partner, an Administrator and a Committed Investor. | Registration Statement on Form S-4, File No. 333-162011 (see Exhibit 10(cc) therein). |
| 10.28 | Second Amendment dated as of December 7, 2009, to the Transfer and Administration Agreement dated as of December 8, 2008, by and among Greif Receivables Funding LLC, Greif Packaging LLC, YC SUSI Trust, as Conduit Investor and Uncommitted Investor, and Bank of America, National Association, as Agent, Managing Partner, an Administrator and a Committed Investor. | Annual Report on Form 10-K for fiscal year ended October 31, 2009, File No. 001-00566 (see Exhibit 10(dd) therein). |
| 10.29 | Third Amendment dated as of May 10, 2010, to the Transfer and Administration Agreement dated as of December 8, 2008 by and among Greif Receivables Funding LLC, Greif Packaging LLC, YC SUSI Trust, as Conduit Investor and Uncommitted Investor, and Bank of America National Association, as Agent, Managing Agent, an Administrator and a Committed Investor. | Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, File No. 001-00566 (see Exhibit 99.1 therein). |
| 10.30 | Fourth Amendment dated as of June 22, 2010, to the Transfer and Administration Agreement dated as of December 8, 2008, by and among Greif Receivables Funding LLC, Greif Packaging LLC, YC SUSI Trust, as Conduit Investor and Uncommitted Investor, and Bank of America National Association, as Agent, Managing Agent, an Administrator and a Committed Investor. | Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2010, File No. 001-00566 (see Exhibit 10.1 therein). |
| 10.31 | Fifth Amendment dated as of September 30, 2010, to the Transfer and Administration Agreement dated as of December 8, 2008, by and among Greif Receivables Funding LLC, Greif Packaging LLC, YC SUSI Trust, as Conduit Investor and Uncommitted Investor, and Bank of America National Association, as Agent, Managing Agent, an Administrator and a Committed Investor. | Annual Report on Form 10-K for the fiscal year ended October 31, 2010, File No. 001-00566 (see Exhibit 10(cc) therein). |
| 10.32 | Sixth Amendment, dated as of September 19, 2011, to the Transfer and Administration Agreement, dated as of December 8, 2008, by and among Greif Packaging LLC, Greif Receivables Funding LLC and Bank of America National Association, as Managing Agent, Administrator, Committed Investor and Agent. | Current Report on Form 8-K dated September 23, 2011, File No. 001-00566 (see Exhibit 10.1 therein). |
| 10.33 | Formation Agreement dated as of June 14, 2010, by and among Greif, Inc. and Greif International Holding Supra C.V. and National Scientific Company Limited and Dabbagh Group Holding Company Limited. | Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2010, File No. 001-00566 (see Exhibit 10.2 therein). |
| 10.34 | Joint Venture Agreement dated as of September 29, 2010, by and among Greif, Inc. and Greif International Holding Supra C.V. and Dabbagh Group Holding Company Limited and National Scientific Company Limited. | Annual Report on Form 10-K for the fiscal year ended October 31, 2010, File No. 001-00566 (see Exhibit 10(ee) therein). |

| Exhibit No. | Description of Exhibit | If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC |
|---|---|---|
| 10.35 | Sale Agreement dated as of December 8, 2008, by and between Greif Packaging LLC, each other entity from time to time a party as Originator, and Greif Receivables Funding LLC. | Annual Report on Form 10-K for the fiscal year ended October 31, 2010, File No. 001-00566 (see Exhibit 10(ff) therein). |
| 10.36 | First Amendment dated as of September 30, 2010, to the Sale Agreement dated as of December 8, 2008, by and between Greif Packaging LLC, each other entity from time to time a party as Originator, and Greif Receivables Funding LLC. | Annual Report on Form 10-K for the fiscal quarter ended October 31, 2010, File No. 001-00566 (see Exhibit 10(gg) therein). |
| 10.37 | Master Definitions Agreement dated as of April 27, 2012, by and among Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), London Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Nieuw Amsterdam Receivables Corporation, Cooperage Receivables Finance B.V., Stichting Cooperage Receivables Finance Holding, Greif Coordination Center BVBA, Greif, Inc., the Originators as described therein and Trust International Management (T.I.M.) B.V. (Master Definitions Agreement provides definitions for agreements listed as Exhibits 10.2, 10.3 and 10.4). | Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2012, File No. 001-00566 (see Exhibit 10.1 therein). |
| 10.38 | Performance and Indemnity Agreement dated as of April 27, 2012, by and among Greif, Inc., as Performance Indemnity Provider, Cooperage Receivables Finance B.V., as Main SPV, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., as Italian Intermediary, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), London Branch, as Committed Purchaser, Facility Agent and Funding Administrator. | Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2012, File No. 001-00566 (see Exhibit 10.2 therein). |
| 10.39 | Nieuw Amsterdam Receivables Purchase Agreement dated as of April 27, 2012, by and among Cooperage Receivables Finance B.V., as Main SPV, Nieuw Amsterdam Receivables Corporation, as Conduit Purchaser, Greif Coordination Center BVBA, as Master Servicer, Onward Seller and Originator Agent, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., as Italian Intermediary, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), London Branch, as Committed Purchaser, Facility Agent and Funding Administrator. | Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2012, File No. 001-00566 (see Exhibit 10.3 therein). |
| 10.40 | Subordinated Loan Agreement dated as of April 27, 2012, by and among Cooperage Receivables Finance B.V., as Main SPV, Greif Coordination Center BVBA, as Subordinated Lender, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), London Branch, as Facility Agent, Funding Administrator and Main SPV Administrator. | Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2012, File No. 001-00566 (see Exhibit 10.4 therein). |
| 21 | Subsidiaries of the Registrant. Contained herein. | |
| 23 | Consent of Ernst & Young LLP. Contained herein. | |
| 24(a) | Powers of Attorney for Michael J. Gasser, Vicki L. Avril, John F. Finn, John W. McNamara, Bruce A. Edwards, Daniel J. Gunsett, Judith D. Hook, Patrick J. Norton and Mark A. Emkes. Annual Report on Form 10-K for the fiscal year ended October 31, 2011, File No. 001-00566 (See exhibit 24(a) therein). | |

| Exhibit No. | Description of Exhibit | If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC |
|---|---|---|
| 31.1 | Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934. | Contained herein. |
| 31.2 | Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934. | Contained herein. |
| 32.1 | Certification of Chief Executive Officer required by Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code. | Contained herein. |
| 32.2 | Certification of Chief Financial Officer required by Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code. | Contained herein. |
| 101 | The following financial statements from the Company's Annual Report on Form 10-K for the year ended October 31, 2012, formatted in XBRL: (i) Consolidated Statements of Income, (ii) Consolidate Balance Sheets, (iii) Consolidated Statements of Cash Flow, (iv) Consolidated Statements of Changes in Shareholders' Equity and (v) Notes to Consolidated Financial Statements. (1) | Contained herein. |
| (1) | The XBRL related information in Exhibit 101 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to liability of that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document. | Contained herein. |

* Executive compensation plans and arrangements required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Greif, Inc.
(Registrant)

Date: December 26, 2012

By: /s/ DAVID B. FISCHER
**David B. Fischer**
**President and**
**Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

/s/ DAVID B. FISCHER
**David B. Fischer**
**President and Chief Executive Officer**
**Member of the Board of Directors**
**(principal executive officer)**

/s/ ROBERT M. MCNUTT
**Robert M. McNutt**
**Senior Vice President**
**and Chief Financial Officer**
**(principal financial officer)**

/s/ KENNETH B. ANDRE III
**Kenneth B. Andre III**
**Vice President, Corporate Controller**
**(principal accounting officer)**

MICHAEL J. GASSER*
**Michael J. Gasser**
**Chairman**
**Member of the Board of Directors**

VICKI L. AVRIL*
**Vicki L. Avril**
**Member of the Board of Directors**

JOHN F. FINN*
**John F. Finn**
**Member of the Board of Directors**

JOHN W. MCNAMARA*
**John W. McNamara**
**Member of the Board of Directors**

BRUCE A. EDWARDS*
**Bruce A. Edwards**
**Member of the Board of Directors**

DANIEL J. GUNSETT*
**Daniel J. Gunsett**
**Member of the Board of Directors**

JUDITH D. HOOK*
**Judith D. Hook**
**Member of the Board of Directors**

PATRICK J. NORTON*
**Patrick J. Norton**
**Member of the Board of Directors**

MARK A. EMKES*
**Mark A. Emkes**
**Member of the Board of Directors**

* The undersigned, David B. Fischer, by signing his name hereto, does hereby execute this Form 10-K on behalf of each of the above-named persons pursuant to powers of attorney duly executed by such persons and filed as an exhibit to this Form 10-K.

By: /s/ DAVID B. FISCHER
**David B. Fischer**
**President and**
**Chief Executive Officer**

Each of the above signatures is affixed as of December 26, 2012.

**GREIF, INC. AND SUBSIDIARY COMPANIES**

**Consolidated Valuation and Qualifying Accounts and Reserves (Dollars in millions)**

| Description | Balance at Beginning of Period | Charged to Costs and Expenses | Charged to Other Accounts | Deductions | Balance at End of Period |
|---|---|---|---|---|---|
| Year ended October 31, 2010: | | | | | |
| Allowance for doubtful accounts | $12.5 | $1.1 | $(0.2) | $(0.1) | $13.3 |
| Environmental reserves | $33.4 | $0.4 | $(1.5) | $(6.1) | $26.2 |
| Year ended October 31, 2011: | | | | | |
| Allowance for doubtful accounts | $13.3 | $1.0 | $(0.5) | $ — | $13.8 |
| Environmental reserves | $26.2 | $4.5 | $(1.3) | $(0.1) | $29.3 |
| Year ended October 31, 2012: | | | | | |
| Allowance for doubtful accounts | $13.8 | $3.6 | $(0.3) | $ — | $17.1 |
| Environmental reserves | $29.3 | $1.3 | $(2.4) | $(0.7) | $27.5 |

**SUBSIDIARIES OF REGISTRANT**

Per item 601(b)(21)(ii) of Regulation S-K, names of particular subsidiaries may be omitted if the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of October 31, 2012. Significant subsidiaries are defined in Rule 1-02(w) of Regulation S-K.

| Name of Subsidiary | Incorporated or Organized Under Laws of |
|---|---|
| *United States:* | |
| American Flange & Manufacturing Co, Inc. | Delaware |
| Greif Packaging LLC | Delaware |
| Greif Receivables Funding LLC | Delaware |
| Soterra LLC | Delaware |
| Greif USA LLC | Delaware |
| STA Timber LLC | Delaware |
| Earth Minded LLC | Delaware |
| Greif CV-Management II LLC | Delaware |
| Container Life Cycle Management LLC | Delaware |
| Olympic Oil, Ltd. | Illinois |
| Trilla Steel Drum Corporation | Illinois |
| Trilla-St. Louis Corporation | Illinois |
| Greif Flexibles USA Inc. | Illinois |
| Delta Petroleum Company, Inc. | Louisiana |
| Greif U.S. Holdings, Inc. | Nevada |
| Box Board Products, Inc. | North Carolina |
| *International:* | |
| Greif Algeria Spa | Algeria |
| Greif Argentina S.A. | Argentina |
| Storsack Austria GES.m.b.H. | Austria |
| Greif Services Belgium BVBA | Belgium |
| Greif Packaging Belgium NV | Belgium |
| Greif Belgium BVBA | Belgium |
| pack2pack Rumbeke NV | Belgium |
| Greif Services Belgium NV | Belgium |
| Greif Insurance Company Limited | Bermuda |
| Greif Embalagens Industrialis Do Brasil Ltda | Brazil |
| Greif Embalagens Industrialis Do Amazonas Ltda | Brazil |
| Cimplast Embalagens Importacao, Exportacao E. Comercio S.A. | Brazil |
| Greif Brasil Participacoes Ltda | Brazil |
| Plimax Industria de Embalagens Plasticas Ltda | Brazil |
| Greif Bros. Canada Inc. | Canada |
| Vulsay Industries, Ltd. | Canada |
| Greif Chile S.A. | Chile |
| Southpack S.A. | Chile |
| Greif (Shanghai) Packaging Co., Ltd. | China |
| Greif (Ningbo) Packaging Co., Ltd. | China |
| Greif (Taicang) Packaging Co., Ltd. | China |
| Greif Huizhou Packaging Co., Ltd. | China |
| Greif (Shenzen) Packaging Co., Ltd. | China |
| Greif (Shanghai) Commercial Co., Ltd. | China |
| Greif China Holding Co. Ltd. (Hong Kong) | China |
| Unsa Hangzhou Packaging Mfg Co., Ltd. | China |

| Name of Subsidiary | Incorporated or Organized Under Laws of |
|---|---|
| Greif Columbia S.A. | Columbia |
| Greif Czech Republic a.s. | Czech Republic |
| Greif Denmark A/S | Denmark |
| Greif France SAS | France |
| Greif France Holdings SAS | France |
| Greif Packaging France Investments SAS | France |
| Greif Flexibles France SARL | France |
| pack2pack Lille S.A.S. | France |
| Greif Flexibles Germany GmbH & Co. KG | Germany |
| Greif Germany GmbH | Germany |
| Fustiplast GmbH | Germany |
| pack2pack Mendig GmbH | Germany |
| pack2pack Deutschland GmbH | Germany |
| Tri-Sure Germany Grundstueckverwaltungs GmbH | Germany |
| Greif Germany Holding GmbH | Germany |
| Greif Hungary Kft | Hungary |
| Pachmas Packaging Ltd | Israel |
| Greif Italia SpA | Italy |
| Greif Holding Italy SRL | Italy |
| Fustiplast SRL | Italy |
| Greif Luxembourg Finance S.C.A. | Luxembourg |
| Greif Malaysia Sdn Bhd | Malaysia |
| Greif Holdings Sdn Bhd | Malaysia |
| Greif Mexico, S.A. de C.V. | Mexico |
| Greif Brazil Holding B.V. | Netherlands |
| Greif International Holding BV | Netherlands |
| Emballagefabrieken Verma B.V. | Netherlands |
| Greif Nederland B.V. | Netherlands |
| Greif Flexibles Asset Holding B.V. | Netherlands |
| Greif Flexibles Trading Holding B.V. | Netherlands |
| Greif Finance B.V. | Netherlands |
| Greif Flexibles Benelux B.V. | Netherlands |
| Pinwheel TH Netherlands B.V. | Netherlands |
| pack2pack Halsteren B.V. | Netherlands |
| pack2pack B.V. | Netherlands |
| pack2pack Zwolle B.V. | Netherlands |
| Greif Bond Finance B.V. | Netherlands |
| Greif International Holding Supra C.V. | Netherlands |
| Greif International Holding Supra II C.V. | Netherlands |
| Greif Norway AS | Norway |
| Greif Poland Sp zoo | Poland |
| Greif Portugal, S.A. | Portugal |
| Greif Flexibles Romania SRL | Romania |
| Greif Upakovka CJSC | Russia |
| Greif Perm LLC | Russia |
| Greif Vologda LLC | Russia |
| Greif Saudi Arabia Ltd. | Saudi Arabia |
| Greif Eastern Packaging Pte. Ltd. | Singapore |
| Greif Singapore Pte Ltd | Singapore |
| Blagden Packaging Singapore Pte Ltd | Singapore |
| Greif South Africa Pty Ltd | South Africa |
| Greif Packaging Spain SA | Spain |
| Greif Investments S.A. | Spain |

| Name of Subsidiary | Incorporated or Organized Under Laws of |
|---|---|
| Greif Packaging Spain Holdings SL | Spain |
| Greif Sweden AB | Sweden |
| Greif Sweden Holding AB | Sweden |
| Greif Packaging Sweden AS | Sweden |
| Greif Hua I Taiwan Co., Ltd. | Taiwan |
| Greif Mimaysan Ambalaj Sanayi AS | Turkey |
| Unsa Ambalaj Sanayi Ve Ticaret Anonim Sirketi | Turkey |
| Sunjut Sanayi AS | Turkey |
| Greif UK Holding Ltd. | United Kingdom |
| Greif UK Ltd. | United Kingdom |
| Greif Flexibles UK Ltd. | United Kingdom |

**EXHIBIT 23**

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements and, with respect to the Registration Statements on Forms S-3 and S-4, in the related Prospectus:

1) Registration Statement (Form S-8 No. 333-26767) pertaining to the Greif, Inc. 1996 Directors Stock Option Plan

2) Registration Statement (Form S-8 No. 333-26977) pertaining to the Greif, Inc. Incentive Stock Option Plan

3) Registration Statement (Form S-8 No. 333-35048) pertaining to the Greif 401(k) Retirement Plan

4) Registration Statement (Form S-8 No. 333-61058) pertaining to the Greif, Inc. 2000 Nonstatutory Stock Option Plan

5) Registration Statement (Form S-8 No. 333-61068) pertaining to the Greif, Inc. 2001 Management Equity Incentive and Compensation Plan

6) Registration Statement (Form S-8 No. 333-123133) pertaining to the Greif, Inc. 2005 Outside Directors Equity Award Plan

7) Registration Statement (Form S-4 No. 333-142203) 6-3/4 percent Senior Notes due 2017

8) Registration Statement (Form S-8 No. 333-151475) pertaining to Greif, Inc. Amended and Restated Long-Term Incentive Plan

9) Registration Statement (Form S-4 No. 333-162011) 7-3/4 percent Senior Notes due 2019;

of our reports dated December 26, 2012, with respect to the consolidated financial statements and schedule of Greif, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Greif, Inc. included in this Annual Report (Form 10-K) of Greif, Inc. for the year ended October 31, 2012.

/s/ Ernst & Young, LLP

Columbus, Ohio
December 26, 2012

**EXHIBIT 31.1**

**CERTIFICATION**

I, David B. Fischer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Greif, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 26, 2012

/s/ David B. Fischer

David B. Fischer,
President and Chief Executive Officer
(principal executive officer)

**EXHIBIT 31.2**

**CERTIFICATION**

I, Robert M. McNutt, certify that:

1. I have reviewed this Annual Report on Form 10-K of Greif, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 26, 2012

/s/ Robert M. McNutt

Robert M. McNutt,
Senior Vice President and Chief Financial Officer
(principal financial officer)

**EXHIBIT 32.1**

Certification Required by Rule 13a-14(b) of the Securities Exchange Act of
1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

In connection with the Annual Report of Greif, Inc. (the "Company") on Form 10-K for the annual period ended October 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David B. Fischer, the chief executive officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 26, 2012

/s/ David B. Fischer
David B. Fischer,
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Greif, Inc. and will be retained by Greif, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

**EXHIBIT 32.2**

Certification Required by Rule 13a-14(b) of the Securities Exchange Act of
1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

In connection with the Annual Report of Greif, Inc. (the "Company") on Form 10-K for the annual period ended October 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert M. McNutt, the chief financial officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 26, 2012

/s/ Robert M. McNutt

Robert M. McNutt,
Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Greif, Inc. and will be retained by Greif, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

## BOARD OF DIRECTORS


Vicki L. Avril
*Chief Executive Officer and President of TMK IPSCO*


Bruce A. Edwards
*Global Chief Executive Officer of DHL Supply Chain*


Mark A. Emkes
*Commissioner of Finance and Administration, State of Tennessee*


John F. Finn
*President and Chief Executive Officer of Gardner, Inc.*


David B. Fischer
*President and Chief Executive Officer*


Michael J. Gasser
*Chairman*


Daniel J. Gunsett
*Senior Partner Baker Hostetler LLP Columbus, Ohio*


Judith D. Hook
*Investor*


John W. McNamara
*President and owner of Corporate Visions Limited, LLC*


Patrick J. Norton
*Former Executive Vice President and Chief Financial Officer of The Scotts Miracle-Gro Company*

## EXECUTIVE OFFICERS

David B. Fischer
*President and Chief Executive Officer*

Gary R. Martz
*Executive Vice President, General Counsel, Secretary and President of Soterra LLC*

Robert M. McNutt
*Senior Vice President and Chief Financial Officer*

Karen P. Lane
*Senior Vice President, People Services & Talent Development*

Ivan Signorelli
*Senior Vice President and Group President, Rigid Industrial Packaging & Services - Europe, Middle East, Africa, Asia, Fustiplast & Earthminded LCS*

Kenneth B. Andre
*Vice President, Corporate Controller*

Nadeem Ali
*Vice President, Treasurer*

Addison P. Kilibarda
*Vice President and Group President, Rigid Industrial Packaging & Services - Americas, CLCM, Delta and Greif Packaging Accessories*

Douglas W. Lingrel
*Vice President, Chief Information Officer*

Michael S. Mapes
*Vice President and Divisional President, Flexible Products & Services*

Peter G. Watson
*Vice President and Group President, Paper Packaging, Global Sourcing & Supply Chain Services and Greif Business System*

Sharon R. Maxwell
*Assistant Secretary*

## SHAREHOLDER INFORMATION

**Corporate Headquarters**
Greif, Inc.
425 Winter Road
Delaware, Ohio 43015
(740) 549-6000
www.greif.com

**Stock Exchange Listing**
The company's Class A Common Stock and Class B Common Stock are traded on the New York Stock Exchange where the symbols are GEF and GEF.B, respectively.

**Stock Transfer Agent**
Computershare Investor Services, LLC
Shareholder Services
250 Royall Street
Canton, Mass. 02021
(781) 575-2000

**Independent Accountants**
Ernst & Young LLP
Columbus, Ohio

## FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please see "Important Information Regarding Forward-Looking Statements" preceding Part I of the company's Annual Report on Form 10-K for the fiscal year ended Oct. 31, 2012, which is included in this document.

GREIF

Greif, Inc 425 Winter Road, Delaware, Ohio 43015

www.greif.com


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